UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month February 2018

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐  No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         .               .

Grifols, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Press release, dated February 28, 2018	1
2.	Consolidated Annual Accounts for the year ended December 31, 2017	19

Annual results 2017 Grifols revenues exceed EUR 4,300 million and reported profit reaches EUR 663 million Revenues increase by 6.6% (7.2% cc1) to EUR 4,318 million, with significant growth in all divisions and regions. • Reported profit grows by 21.5% due to the net impact of non-recurring items. Recurring profit2 increases by 7.8% to EUR 588 million. • Adjusted EBITDA3 increases by 14.4% to EUR 1,306 million, which represents 30.2% of revenues. • Bioscience sales grow by 7.3% (7.9% cc) to EUR 3,430 million4, evidence of Grifols leadership in this sector. The Diagnostic Division grows 5.9% (6.8% cc), including EUR 732 million4 in revenues primarily driven by the NAT technology business. The Hospital Division grows 3.3%4 and strengthens its position in the U.S. market. • The company allocates more than EUR 530 million to CAPEX and innovation aligned with its strategy of sustainable growth. • Net operating cash-flow increases by 43% to EUR 1,039 million. • Grifols solid commitment to innovation yields four important approvals: FDA approval of the liquid formulation of alpha-1 antitrypsin (Prolastin®-C Liquid); the genetic test for alpha-1 deficiency; the 500-ml physiological saline solution (0.9% sodium chloride); and a biological sealant (human fibrinogen and thrombin), also approved by the EMA. • The Grifols workforce grows by 23% to 18,300 employees. • Barcelona (Spain), February 28, 2018.-Grifols (MCE:GRF, MCE:GRF.P, NASDAQ:GRFS) reported revenues of EUR 4,318.1 million for the fiscal year 2017, a 6.6% (7.2% cc) increase over the EUR 4,049.8 million for 2016. The company announced significant progress in all of its divisions and geographic regions. 1 Constant currency (cc); excludes exchange rate variations. 2 Excludes non-recurrent items and associated with recent acquisitions, the U.S. tax reform and the reevaluation of Aradigm assets. 3 Excludes non-recurrent items and associated with recent acquisitions. 4 Comparable net revenues considering intersegment sales and the reclassification of biological products for non-therapeutic use sales that are reported as Bio Supplies Division sales from January 2017. Page 1 of 18 Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail.

The Bioscience Division achieved EUR 3,429.8 million4 in revenues in 2017, a 7.3% (7.9% cc) increase and higher-than-average5 annual growth relative to the past five years. The upward trend is evidence of Grifols’ solid leadership position. Demand for main plasma proteins has remained very robust throughout 2017. The increase in volume has been the main driver of growth, with a moderately positive price contribution. The Diagnostic Division earned EUR 732.4 million4 in sales in 2017, a 5.9% (6.8% cc) increase compared to the EUR 691.7 million reported in 2016. Grifols is a global leader in transfusion medicine, which is the division’s main engine of growth. The Hospital Division achieved EUR 105.6 million4 in sales in 2017, growing by 3.3% (3.3% cc). An upswing in sales in Spain and international expansion, led by its Pharmatech portfolio in both the U.S. and Latin America were the division’s primary growth levers. From January 2017, the Bio Supplies Division includes revenues previously reported in Raw Materials. The division achieved sales of EUR 66.8 million4 in 2017, compared to EUR 57.2 million in 2016 in comparative terms. Adjusted EBITDA3 reached EUR 1,305.6 million, which represents 30.2% of revenues and a 14.4% upturn compared to the previous year. In 2016, EBITDA margin was 28.2%. This significant increase in the EBITDA margin by 200 bps was motivated mainly by the impact of the share in the NAT donor-screening business acquired in January 2017. It also reflects the higher costs of plasma derived from the investment plan to open new plasma collection centers. Grifols is the global leader in plasma donation centers, with 190 centers as of December 31, 2017, 19 more than in 2016 and 40 more compared to the beginning of 2015 when the plan to expand plasma collection capacity began. Net R+D+i investment rose in 2017. In comparative2 terms to 2016, it increased by 21.0% to EUR 266.3 million, 6.2% of revenues. Total net R+D+i resources reached EUR 310.8 million taking into account the acquisition of equity stakes in research companies. The refinancing process allowed the company to optimize its financial structure and the financial costs arising from the higher levels of debt assumed after acquiring the share of the NAT technology donor-screening business, contributing to maximize profits. Comparable2 financial results were EUR 269.3 million, up from the EUR 233.6 million reported in the same period last year. The normalized2 effective tax rate was 27.3%. In comparative terms, recurring2 profits increased by 7.8% compared to 2016 to EUR 587.9 million and represented 13.6% of the group’s revenues. The U.S. tax reform approved on December 22, 2017 prompted Grifols to recognize non-recurring income that significantly affected its tax expense reported for 2017. The reduction from 35% to 21% on the U.S. Federal Corporate Income Tax Rate (effective starting January 1, 2018) has required a revaluation of Grifols U.S. deferred tax assets and liabilities. The net positive effect on the group’s 2017 results is EUR 171.6 million. In accordance with the conservatism principle, the company also recognized a total impact of EUR 80.0 million derived from the reevaluation of assets associated with its equity stake in the U.S. firm Aradigm. Aradigm’s main asset was obtaining the FDA approval to market its 5 Average of the Bioscience Division constant currency growth rates from 2012 is 6.3%. Page 2 of 18 Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail.

LinhaliqTM. Non-approval has led Grifols to recognize the total impairment of the assets associated with Aradigm (equity stake, intangible assets and financial assets). In addition, in alignment with the impact recognized in previous quarters, Grifols incurred EUR 23.1 million non-recurring gross costs resulting from the acquisition and subsequent integration of its share in the NAT technology donor-screening business. Taking into account the aforementioned factors, Grifols’ reported profit was EUR 662.7 million, an increase of 21.5% compared to 2016. Earnings per share (EPS) stood at EUR 0.97 per share with an increase of 21.5%. Grifols’ net financial debt was EUR 5,170.4 million as of December 2017, including EUR 886.5 million in cash. The company has EUR 400 million available in undrawn credit lines, which increases its liquidity position to EUR 1,250 million. The group’s net financial debt over EBITDA ratio was 3.96x as of December 2017. This figure increases to 4.34x not taking into account the exchange rate impact. Leverage management remains a priority for the company. In order to meet this objective, Grifols maintains high, sustainable levels of operational activities and strong net operating cash-flow, which increases by 43.3% to EUR 1,039.3 million compared to EUR 725.1 million in 2016. The company’s solid performance and positive cash-flow evolution have reinforced the balance sheet in 2017. Total consolidated assets as of December 2017 rose to EUR 10,920.3 million, compared to EUR 10,129.8 million reported in 2016. This positive variance is due mainly to the acquisition of the share in the NAT donor-screening unit; capital investments (CAPEX); the equity stakes acquired in Access Biologicals and GigaGen; and the stake’s increase in Kiro Grifols that reached 90% of its share capital. Optimizing the company’s working-capital management has continued to play a key role in improving its solid financial position. Stock turnover stood at 275 days in 2017, compared to 281 days in December 2016, the result of improved inventory management and a strong sales environment for plasma proteins. The average collection period improved significantly, standing at 24 days (37 days in 2016) following the rollout of optimization measures. Meanwhile, the average payment period decreased from 61 days in 2016 to 53 in 2017. Higher profits, improvements in the average collection period and inventory management, and enhanced financial management have together enabled Grifols to successfully face its planned investments. In 2017, the company increased the resources earmarked for investments to more than EUR 580 million: EUR 271.1 in capital expenditures and EUR 310.8 million in direct and indirect R+D+i investments, including the acquisition of equity stakes in research companies. Total equity as of December 31, 2017 was EUR 3,634.0 million. The share capital includes 426,129,798 common shares (Class A), with a nominal value of EUR 0.25 per share, and 261,425,110 non-voting shares (Class B), with a nominal value of EUR 0.05 per share. Two dividends were paid in 2017 for a total of EUR 218.3 million. In particular, in the second quarter of 2017, a second dividend, charged to 2016 earnings (gross amount of EUR 0.1356 per share), was paid out as a final dividend, while in December 2017 an interim dividend was paid on account of 2017 earnings (gross amount of EUR 0.18 per share). Grifols remains committed to dividend payments as a way to remunerate its shareholders. Page 3 of 18 Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail.

GRIFOLS

Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail.

Key financial metrics 2017:

In millions of euros except % and EPS	2017	2016	% Var
NET REVENUE (NR)	4.318,1	4.049,8	6,6%
GROSS MARGIN	49,8%	47,2%	
EBITDA	1.218,8	1.141,3	6,8%
% NR	*28,2%*	*28,2%*	
ADJUSTED EBITDA[1]	1.305,6	1.141,3	14,4%
% NR	*30,2%*	*28,2%*	
RECURRENT[2] GROUP PROFIT	587,9	545,5	7,8%
% NR	*13,6%*	*13,5%*	
REPORTED GROUP PROFIT	662,7	545,5	21,5%
% NR	*15,3%*	*13,5%*	

CAPEX	271,1	268,3	1,0%
R&D NET INVESTMENT	266,3	220,0	21,0%
EARNINGS PER SHARE (EPS)	0,97	0,80	21,5%

	December 2017	December 2016	% Var
TOTAL ASSETS	10.920,3	10.129,8	7,8%
TOTAL EQUITY	3.634,0	3.728,0	(2,5%)
CASH & CASH EQUIVALENTS	886,5	895,0	(0,9%)
LEVERAGE RATIO	3.96/(4.34 cc)[3]	3.55/(3.45 cc)[3]	

[1] *Excludes non-recurring items and associated with recent acquisitions*

[2] *Excludes non-recurrent items and associated with recent acquisitions, the U.S. tax reform and the reevaluation of Aradigm assets*

[3] *Constant currency (cc) excludes the impact of exchange rate movements. 2016 reported figures: not including the financing of the NAT assets acquisition*

The debt refinancing process notably improves all financial conditions, optimizing and strengthening Grifols financial structure

Grifols refinanced its debt in 2017 for a total of approximately USD 7,300 million. This includes tranches A and B, an undrawn credit line, the additional USD 1,700 million initial term loan to partially finance the acquisition of the share of the NAT donor-screening business, and the corporate bond.

The successful completion of the refinancing process has enhanced the company's financial structure, improved its average cost of debt and lengthened its maturity profile.

Page 4 of 18

GRIFOLS

Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail.

Below is an outline of Grifols' financial structure and conditions after finalizing the refinancing process:

STRUCTURE	(in millions)	CONDITIONS
TOTAL SECURED SENIOR DEBT		
Tranche - Term Loan A (TLA)	USD 3,000	Interest rate: LIBOR + 175 basis points Maturity: 2023
Tranche - Term Loan B (TLB)	USD 3,000	Interest rate: LIBOR + 225 basis points Maturity: 2025
Credit line (revolving multi-currency)	USD 300	Interest rate: LIBOR + 175 basis points Maturity: 2023
TOTAL UNSECURED SENIOR DEBT		
Bond	EUR 1,000	Coupon: 3.2% Maturity: 2025

Grifols signed a new EUR 85 million loan with the European Investment Bank (EIB) to support R+D+i investments. The EIB's favorable financial conditions include a fixed interest rate, maturity in 2027 and a two-year grace period.

PERFORMANCE BY DIVISION:
LEADERSHIP OF THE MAIN BUSINESS UNITS

Bioscience Division: Growth above the average of the last 5 years[5]

Demand for main plasma proteins has remained very robust throughout 2017. Grifols main products continue to lead the global sales of plasma proteins.

The Bioscience Division achieved EUR 3,429.8 million[4] in revenues in 2017, a 7.3% (7.9% cc) increase, above the average of the past five years. The increase in volume has been the main driver of growth, with a moderately positive price contribution. The geographic mix has had a negative impact on revenues due to higher sales volumes of blood clotting factors in emerging markets.

Immunoglobulin volume sales continued to be robust throughout the year, especially in the United States and main European markets, as well as growing contribution of specific countries such as Australia and Turkey, evidencing the global expansion efforts.

Global demand for this plasma protein, used to treat neurological conditions such as chronic inflammatory demyelinating polyneuropathy (CIDP), is growing in core geographies like the United States, where Grifols is the market leader. The company also continues to promote diagnostic programs to identify patients with immunodeficiencies that could benefit from immunoglobulin therapies.

Grifols is the market leader in alpha-1 antitrypsin, whose sales continue to fuel the division's growth. Higher rates of diagnosis of alpha-1 antitrypsin deficiency, particularly in the United States, Canada and several European countries, have driven higher sales of this protein. Demand also grew in certain Latin American countries, although more incipiently. Grifols' sales strategy focuses on boosting sales in these core markets while progressively expanding its global impact.

Page 5 of 18

Sales of albumin continue to drive the division’s growth, especially in China, the European Union (EU) and Latin America. Brazil, Indonesia and several Middle Eastern countries also saw a pick-up in sales thanks to the division’s solid commercial efforts to reinforce its presence. Sales volume of factor VIII continues to grow in a competitive price environment subject to public tenders in certain emerging countries. Specialty proteins developed by Grifols also evolved positively in 2017. Of note are hyperimmune immunoglobulin sales and the agreement signed with Spain’s Ministry of Health to supply tetanus and diphtheria vaccines from 2017. Grifols markets this vaccine through an accord with MassBiologics of the University of Massachusetts Medical School in the U.S. Grifols’ continued working to create growth opportunities and strengthen its business projection in 2017. Among the initiatives to improve the diagnosis of diseases related to plasma proteins, Grifols developed a latest-generation genetic test capable of simultaneously analyzing the most prevalent mutations associated with alpha-1 antitrypsin deficiency. The test has FDA approval and carries the CE marking for its commercialization in several European countries. Its development through Progenika Biopharma, a group company headquartered in Bilbao (Spain), spotlights the complementarity strategy among Grifols divisions. In 2017, Grifols reaped the benefits of years of continuous research and development by receiving two important regulatory approvals. The FDA approved the liquid formulation of alpha-1 antitrypsin (Prolastin®-C Liquid), the first liquid replacement therapy to treat alpha-1 antitrypsin deficiency manufactured in the United States. The Division’s new biological sealant VeraSeal® (fibrinogen and human thrombin) also received approvals from the FDA and EMA, enhancing the groups’ portfolio of plasma-derived products. In 2017, the volume of plasma obtained was roughly 9.3 million liters. The key activity indicators in 2017 are as follows: Diagnostic Division: growth driven by the NAT business The group continues to consolidate its position in the in-vitro diagnostics sector, continuing as global reference in blood and plasma testing systems. The Diagnostic Division earned EUR 732.4 million4 in sales in 2017, a 5.9% (6.8% cc) increase compared to the EUR 691.7 million reported in 2016. The EBITDA margin of the division reached 40.4% in 2017 from 18.7% in 2016, in line with the forecast after acquiring the share of the NAT technology donor-screening business. Sales of NAT donor-screening systems (Procleix® NAT Solutions), used to screen blood and plasma donations, were the Division’s leading source of revenues. Additional revenue Page 6 of 18 Number of plasma donation centers190 Average number of donations/day30,000 No. of donations analyzed (annual capacity)+ 17.5 million donations Liters of plasma obtained9.3 million liters No. of fractionation plants4 plants Installed fractionation capacity13.9 million liters/year Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail.

streams included sales of the Zika virus blood screening tests in the United States and greater market penetration in the Asia Pacific region, particularly in Japan, China, Saudi Arabia, Israel and Singapore. Among the 2017 milestones that will encourage growth of this business line are the Zika virus blood test, which obtained the CE marking, and a new test, approved as an IND by the FDA, to detect babesiosis, a tick borne disease. The Division also significantly increased its sales of antigens used to manufacture diagnostic immunoassays and marketed as part of the joint business agreement with Ortho Clinical Diagnostics. The group also extended its agreement with OraSure Technologies, a leader in diagnostic tests for infectious diseases, for five years. The blood typing and immunohematology line have increased the division’s revenues. Sales of blood typing reagents were exceptionally strong in China as a result of the commercial efforts implemented in this key region, as well as in the U.S., a market where Grifols has substantial growth potential. This upward trend was also seen in certain European countries, including Hungary, Italy, Switzerland, Spain and France. Geographic expansion is one of the main drivers of growth that will be complemented with new products. Among those new products, the Erytra Eflexis® analyzer, to perform pre-transfusion compatibility tests using DG Gel® technology that has obtained the CE marking. The instrument was officially launched during Q2 2017 in countries accepting CE mark products and it has been extremely well received by customers. Specialty diagnostics revenues remained stable. The company continues to concentrate its efforts on developing tests for personalized medicine through Progenika Biopharma. In 2017, a new diagnostic test based on human DNA (ID RhD XT) obtained the CE mark. The test detects the D factor, which is especially important in pregnant women. The group also launched PromonitorQuick®, a point-of-care diagnostic kit that detects anti-infliximab antibodies that appear as a response against biological drugs. In line with the corporate strategy to expand into new markets, Grifols strengthened its hemostasis business with a global distribution agreement with Beckman Coulter, a leading supplier of diagnostic solutions. The market launch for these Grifols coagulation products in Europe is expected from 2018. The division significantly increased its production output in 2017 and maintained high levels of efficiencies in its production facilities. The Hospital Division strengthens its internationalization The Hospital Division achieved EUR 105.6 million4 in sales in 2017, growing by 3.3% (3.3% cc) compared to EUR 102.3 million reported in 2016. An upswing in sales in Spain and global expansion efforts in the U.S. and Latin America were the division’s main engines of growth. The Hospital Division maintains its leadership position in Spain as a supplier of IV solutions and leads the introduction of hospital logistics’ automation systems in Spain and Latin America. The Pharmatech line, which comprises solutions for hospital pharmacies, continued to grow, while working to increase its presence in the U.S. market. In January 2018, the group announced the acquisition of a 51% stake in the U.S. firm MedKeeper, a technology firm that develops and markets mobile and web-based applications for hospital pharmacies. Page 7 of 18 Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail.

GRIFOLS

Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail.

IV Therapy and Nutrition lines showed a positive trend. Also notable was the positive tendency of new third-party manufacturing contracts in the U.S.

The division's global expansion was reinforced by the FDA approval of Grifols' 500-ml physiological saline solution in polypropylene bags (0.9% sodium chloride), manufactured in its Murcia (Spain) plant, allowing the division to market this product in the U.S. market. The FDA approval also ensures the group's self-sufficiency since it will also be used in the Grifols U.S. plasma collection centers to restore the circulatory volume in donors.

The FDA approval opens up the possibility of new future authorizations for other products manufactured in the Murcia and Barcelona facilities. Moreover, it promotes the internationalization of division and confirms its strategy of fostering the complementary of products and services among its divisions.

Bio Supplies Division: a new division to promote sales of biological products for non-therapeutic use

The Division records sales of biological products for non-therapeutic use and other biological products, as well as those related to the fractionation and purification agreements signed with Kedrion. The division achieved sales of EUR 66.8 million[4] in 2017, compared to EUR 57.2 million in 2016 in comparative terms.

Revenues by division:

In thousands of euros	12M 2017	% of Net Revenues	12M 2016**	% of Net Revenues	% Var	% Var cc*
BIOSCIENCE	3,429,785	79.4%	3,195,424	78.9%	7.3%	7.9%
DIAGNOSTIC	732,369	17.0%	691,701	17.1%	5.9%	6.8%
HOSPITAL	105,649	2.4%	102,251	2.5%	3.3%	3.3%
BIO SUPPLIES	66,791	1.6%	57,239	1.4%	16.7%	18.1%
OTHERS	18,263	0.4%	34,601	0.9%	(47.2%)	(45.4%)
INTERSEGMENTS	(34,784)	(0.8%)	(31,386)	(0.8%)	10.8%	11.3%
TOTAL	**4,318,073**	**100.0%**	**4,049,830**	**100.0%**	**6.6%**	**7.2%**

** Constant currency (cc) excludes the impact of exchange rate movements*
*** Comparable revenues considering intersegment sales and the reclassification of the biological products for non-therapeutic use sales that are reported as Bio Supplies Division sales from January 2017*

REVENUES BY REGION: GROWTH ACROSS ALL REGIONS

Grifols generated more than 94% of its sales outside Spain. International expansion remains a strategic priority to stimulate the company's organic growth, although each division focuses on specific markets to optimize sales strategies.

The United States has become a core market for the three main divisions. Revenues in the U.S. and Canada grew by 7.0% (7.7% cc) in 2017 to EUR 2,896.5 million[6]. Meanwhile, sales in the European Union rose by 5.4% (5.9% cc) to EUR 687 million[6], headed by growth in countries like Spain, Germany, the United Kingdom and France. Sales in Rest of the World (ROW) also expanded, registering a 6.3% (6.9% cc) increase to EUR 734.6 million[6].

[6] *Comparable considering the new divisional structure.*

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GRIFOLS

Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail.

Especially noteworthy were the positive sales trends in China and Australia, which led the Asia Pacific region; growth in Latin America, especially Brazil; and the gradual market penetration in Turkey and the Middle East, including Saudi Arabia and Israel.

Revenues by region:

In thousands of euros	12M 2017	% of Net Revenues	12M 2016**	% of Net Revenues	% Var	% Var cc*
US + CANADA	2,896,505	67.1%	2,707,579	66.9%	7.0%	7.7%
EU	686,983	15.9%	651,496	16.1%	5.4%	5.9%
ROW	734,585	17.0%	690,755	17.0%	6.3%	6.9%
TOTAL	**4,318,073**	**100.0%**	**4,049,830**	**100.0%**	**6.6%**	**7.2%**

** Constant currency (cc) excludes the impact of exchange rate movements*

*** Comparable considering the new divisional structure*

FOURTH QUARTER 2017

In the fourth quarter of 2017, Grifols obtained EUR 1,067.9 million in revenues, a 2.9% cc increase.

The Bioscience Division reported more than EUR 830 million[4] in revenues in the fourth quarter. This growth has been negatively impacted (-4,2%/+1,5% cc) compared to revenues from the fourth quarter of 2016, when the division earned EUR 867.6 million, the second-highest quarterly revenues in its history.

Revenues from the Diagnostic Division increased by 2.6% (8.5% cc)[4] in the last quarter of the year, while Hospital Division sales grew by 5.6% (6.8% cc)[4] driven by a sales upturn of its Pharmatech line in the United States and third-party manufacturing contracts.

Revenues by division for the fourth quarter of 2017:

In thousands of euros	4Q 2017	% of Net Revenues	4Q 2016**	% of Net Revenues	% Var	% Var cc*
BIOSCIENCE	830,895	77.8%	867,559	79.0%	(4.2%)	1.5%
DIAGNOSTIC	188,237	17.6%	183,554	16.7%	2.6%	8.5%
HOSPITAL	30,824	2.9%	29,194	2.7%	5.6%	6.8%
BIO SUPPLIES	19,089	1.8%	17,334	1.6%	10.1%	17.9%
OTHERS	7,165	0.7%	7,077	0.6%	1.2%	6.4%
INTERSEGMENTS	(8,319)	(0.8%)	(6,566)	(0.6%)	26.7%	33.7%
TOTAL	**1,067,891**	**100.0%**	**1,098,152**	**100.0%**	**(2.8%)**	**2.9%**

** Constant currency (cc) excludes the impact of exchange rate movements*

*** Comparable revenues considering intersegment sales and the reclassification of the biological products for non-therapeutic use sales that are reported as Bio Supplies Division sales from January 2017*

Sales growth in the U.S. and Canada remains solid, although impacted in comparative terms (-7.5%/-0.9% cc)[6] in the fourth quarter 2016. Sales in the ROW (rest of the world) continue to increase, growing by 6.9% (13.7% cc) to more than EUR 206 million[6]. Sales in the European Union recovered their upward trend, growing over 6.6% (6.7% cc) to more than EUR 180 million[6] in revenues compared to the same period last year.

Page 9 of 18

GRIFOLS

Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail.

Revenues by region for the fourth quarter of 2017:

In thousands of euros	4Q 2017	% of Net Revenues	4Q 2016**	% of Net Revenues	% Var	% Var cc*
US + CANADA	679,692	63.6%	734,553	66.9%	(7.5%)	(0.9%)
EU	181,374	17.0%	170,134	15.5%	6.6%	6.7%
ROW	206,825	19.4%	193,465	17.6%	6.9%	13.7%
TOTAL	**1,067,891**	**100.0%**	**1,098,152**	**100.0%**	**(2.8%)**	**2.9%**

** Constant currency (cc) excludes the impact of exchange rate movements*
*** Comparable considering the new divisional structure*

INVESTMENT ACTIVITIES: R+D+i, CAPEX AND ACQUISITIONS

A broad range of R+D+i projects

The net R+D+i investments increased substantially in 2017. In comparative terms, they rose by 21.0% relative to 2016 to EUR 266.3 million, including in-house and external investments, and represented 6.2% of total revenues. Total resources allocated to R+D+i reached EUR 310.7 million, including the aforementioned investments and those made to acquire stakes in research companies.

As of 2017, Grifols is a majority shareholder in Araclon Biotech (73.22% equity stake); Progenika Biopharma (90.23% equity stake); Kiro Grifols (90% equity stake); and VCN Biosciences (81.34% equity stake). It also holds minority positions in Alkahest (47.58% equity stake); Aradigm Corp. (35.13% equity stake); AlbaJuna Therapeutics (30% equity stake); Singulex (19.33% equity stake); and GigaGen (43.96% equity stake).

PwC's "2016 Global Innovation 1000" listing mentions Grifols among the 1,000 global companies that most invest in R+D+i as a result of its holistic research strategy and long-term vision.

Among the main projects in 2017, highlight:

Alzheimer's research: Grifols has supported Alzheimer's research since 2004 when it began its first research studies. The research projects currently underway address three main lines: plasma proteins treatment, prevention, and early diagnosis. The company has expanded its research in this field to include new possible therapies for other aging-related conditions.

To date, Grifols has focused its Alzheimer's research through in-house projects such as AMBAR (Alzheimer Management by Albumin Replacement) and through investee companies like Araclon Biotech and Alkahest.

AMBAR aspires to stabilize the progress of Alzheimer's disease by extracting plasma from the patient using the plasmapheresis technique and replacing it with Grifols albumin solution (Albutein®), a process known as plasma exchange.

In the Bioscience Division efforts focused on developing a 20% concentration subcutaneous immunoglobulin, as well as in using Gamunex® to treat (maintenance) myasthenia gravis (MG), a chronic autoimmune neuromuscular disease that leads to varying degrees of skeletal muscle weakness.

Page 10 of 18

There has been further progress on the PRECIOSA study, centered on the use of albumin to treat cirrhosis. The APACHE study also continues to make inroads to explore albumin therapies for patients diagnosed with acute-on-chronic liver failure. In the Diagnostic Division, R+D projects aim to expand the portfolio of integral solutions for blood and plasma donation centers and foster innovation in transfusion medicine. In specialty diagnostics, clinical trials have initiated in the United States to boost the portfolio of blood clotting tests and devices. The division also continues its efforts to broaden its biologic drugs monitoring business line. Grifols expects FDA approval for several products of its hemostasis line in 2018. The Hospital Division’s R+D projects focus on developing in-house and third-party initiatives for the Pharmatech line, comprised by i.v. Tools and hospital logistics solutions. The division’s R+D objectives promote its global expansion while addressing the specific needs of the Bioscience Division in alignment with Grifols strategy to cultivate synergies among its business lines through the development of complementary products and services. Capital investments (CAPEX) Grifols invested EUR 271.1 million in 2017 to expand and enhance the production capacities of all three of its main divisions. This figure is included in the 2016-2020 Capital Investment Plan, with EUR 1,200 million allocated, to ensure the group’s long-term sustainable growth. Grifols continued its capital investment plans to expand, renovate, relocate and open new plasma donation centers. The company aspires to continue consolidating its network of centers, which comprised 190 plasma donation centers as of December 2017 and meet its planned target. In Bioscience Division, investments to increase protein fractionation and purification capacity have continued as planned. In 2017 the construction of a new plant in the Barcelona dedicated to the purification, dosage and sterile filling of alpha-1 antitrypsin was completed. The company invested EUR 45.4 million to build the plant, which is currently in the validation process. Once operative, it will boast a capacity to produce 4.3 million liters of plasma equivalent of this protein in two formulations, lyophilized (Prolastin-C®) and liquid (Prolastin-C® Liquid). The construction of a new purification, dosage and sterile filling plant of albumin in Dublin, Ireland, with a planned investment of more than USD 80 million, continues according to plan, and the North Carolina (United States) site has initiated the construction of a new plasma fractionation plant with a capacity of 6 million liters of plasma. Grifols plans to invest USD 90 million to build this fractionation plant. The new installation is expected to be operative at the beginning of 2022. In the Diagnostic Division, the validation process and launch of the new antigens plant in Emeryville, (California, U.S.) continues as planned. The first validation batches of antigens have been carried out. The project totals USD 90 million. The company intends to submit the documentation for the plant and other licensed products for FDA approval in 2018. The production plant in Brazil, dedicated to the manufacture of collection, separation, storage and transfusion bags for blood components and it is in the approval process. The Hospital Division’s capital investments focused on increasing the production capacity and efficiency of its i.v. line to meet the anticipated growing demand in new markets. Resources have been allocated to the Barcelona complex to increase the plant’s production Page 11 of 18 Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail.

capacity, including both the manufacture of its own products and third-party products. In the Murcia industrial site, the last production line of intravenous bags came into operation. The expansion required a EUR 5 million total investment. On a corporate level, Grifols inaugurated a new 10,000 square-meter office building in Clayton (North Carolina, U.S.) with capacity for 500 employees. The company also relocated its head offices in Brazil to a new 1,300 square-meter building that includes offices and a distribution warehouse. ACQUISITIONS • Acquisition of the share in the NAT technology donor-screening unit On January 2017, Grifols completed the transaction of Hologic’s share in the NAT donor-screening unit for a final purchase price of USD 1,865 million. The agreement included activities related to the research, development and production of reagents and instruments based on NAT technology. A production plant in San Diego (California, U.S.) in addition to development rights, licenses to patents and access to product manufacturers, are among the assets acquired. • Acquisition of a 49% stake in Access Biologicals Grifols invested USD 51 million for a 49% stake in Access Biologicals, a U.S. firm headquartered in San Diego (California U.S.). Founded in 2006, Access Biologicals is an industry leader in the manufacture of biological products including specific sera and plasma reagents that are used by biotechnology and biopharmaceutical companies for in-vitro diagnosis, cell culture, and research and development in the diagnostic field. The agreement includes an option to acquire the remaining 51% of the share capital within a five-year timeframe. In addition, as part of the acquisition, Grifols signed a supply contract with Access Biologicals to sell Grifols biological products for non-therapeutic use. • Acquisition of six Kedrion plasma centers In February 2017, Grifols’ acquisition of six plasma centers from Kedplasma for USD 47 million became effective. • Acquisition of a 44% stake in GigaGen Grifols acquired a 43.96% equity stake in GigaGen Inc. for USD 35 million. GigaGen is a biopharmaceutical company based in San Francisco (California, U.S.) specialized in the development of pre-clinical biotherapeutics. In addition, Grifols and GigaGen have entered into a research and collaboration agreement whereby, in exchange of a collaboration fee of USD 15 million, GigaGen will carry out research activities to develop recombinant polyclonal immunoglobulin therapies derived from human B cells for the treatment of human diseases. • Increase in the stake of Kiro Grifols to 90% Grifols increased its capital stake in Kiro Grifols to 90%, acquiring 40% for EUR 12.8 million. Page 12 of 18 Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail.

Kiro Grifols is a technology company that develops automation systems for the hospital sector, in particular, instruments and devices to automate and monitor key steps in hospital processes, especially in the hospital pharmacy. • Acquisition of a 51% stake in the U.S. technology firm MedKeeper Following the close of the fiscal year, Grifols reinforced its Hospital Division by acquiring a 51% stake MedKeeper technology in the technology firm MedKeeper. The price paid totals USD is a technology firm that develops and markets mobile and solutions for the management of hospital pharmacies. The 98 million. web-based acquisition complements Grifols’ Pharmatech line and enhances its presence in the U.S. market CORPORATE RESPONSIBILITY Human Resources: more employees and more training The Grifols workforce increased to 18,300 employees in 2017, a 23% increase compared to the previous year. The number of employees in Spain continued its upward trend, growing by 6.3% compared to 2016, to 3,649 positions at the close of 2017. Also of note is the 29% growth in the United States, where the company has incorporated more than 3,100 employees. Meanwhile, the Grifols workforce in the ROW (rest of the world) grew by 10%. Continuous training and development form the cornerstones of Grifols’ human resources efforts. The company promotes talent management and employee retention through an equal pay policy, promotion, professional development and the implementation of specific technical-scientific training, as well as the development of business and managerial competencies. In 2017, professional development initiatives exceeded 590,000 hours and an average of more than 36 training hours per employee. As a result of its firm commitment to its talent pool, Grifols was distinguished among the best 500 global companies to work for by Forbes magazine. The mention of Grifols on this worldwide ranking confirms its status as an exceptional global employer and a staunch advocate of workplace diversity. Environmental management Environmental management is one of the pillars of the group’s corporate responsibility. It is supported by the tenets of the Environmental Policy, approved by the company. Investments in environmental assets in 2017, including those related to waste, water cycle and atmospheric emissions and energy, amounted to EUR 8.5 million, and the expenses attributed to environmental management totaled EUR 13.6 million. Fiscal year 2017 was the first year of the 2017-2019 Environmental Program. The main objectives outlined include reducing the annual consumption of electricity, natural gas and water in the group’s production centers, as well as improving waste management and increasing its recovery. Every year, Grifols takes part in the Carbon Disclosure Project (CDP), a program that evaluates companies’ organizational strategy and performance with regard to climate change. The score obtained this year was the same “B management” mark as in the previous year. Page 13 of 18 Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail.

ABOUT THE FINANCIAL INFORMATION: The financial information included in the “2017 Grifols Performance Summary” corresponding to year 2017 enclosed in this document is part of the company’s financial information. ABOUT analysis impacts THE NON-FINANCIAL INFORMATION: Grifols has carried out a materiality as a means to identify the most relevant economic, environmental and social of the group’s value chain and its influence on stakeholders’ decisions. This information is updated annually and reported in the Grifols’ Corporate Responsibility Report. All documents are available on Grifols corporate website at www.grifols.com Investors’ contact: Investor Relations Department inversores@grifols.com - investors@grifols.com Phone number: +34 93 571 02 21 Media contact: Raquel Lumbreras Borja Gómez raquel_lumbreras@duomocomunicacion.com borja_gomez@duomocomunicacion.com Duomo Comunicación - Grifols Press Office Phone number: +34 91 311 92 89 - +34 91 311 92 90 About Grifols Grifols is a global healthcare company with more than 75 years of legacy dedicated to improving the health and well-being of people around the world. Grifols produces essential plasma-derived medicines for patients and provides hospitals and healthcare professionals with the tools, information and services they need to help them deliver expert medical care. Grifols’ three main divisions - Bioscience, Diagnostic and Hospital - develop, produce and market innovative products and services that are available in more than 100 countries. With a network of 190 plasma donation centers, Grifols is a leading producer of plasma-derived medicines used to treat rare, chronic and, at times, life-threatening conditions. As a recognized leader in transfusion medicine, Grifols offers a comprehensive portfolio of diagnostic products designed to support safety from donation through transfusion. The Hospital Division provides intravenous (IV) therapies, clinical nutrition products and hospital pharmacy systems, including systems that automate drug compounding and control drug inventory. Grifols is headquartered in Barcelona, Spain and has 18,300 employees in 30 countries. In 2017, sales exceeded 4,300 million euros. Grifols demonstrates its strong commitment to advancing healthcare by allocating a significant portion of its annual income to research, development and innovation. The company’s class A shares are listed on the Spanish Stock Exchange, where they are part of the Ibex-35 (MCE:GRF). Grifols non-voting class B shares are listed on the Mercado Continuo (MCE:GRF.P) and on the US NASDAQ via ADRs (NASDAQ:GRFS). For more information, visit www.grifols.com Page 14 of 18 Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail.

GRIFOLS

Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail.

2017 Grifols Performance Summary

PROFIT AND LOSS ACCOUNT

In thousands of euros	2017 Recurrent P&L	Non-recurring items	2017 Reported P&L	2016 Recurrent P&L [4]	% Var 2017 Recurrent vs 2016 Recurrent
NET REVENUE (NR)	**4,318,073**		**4,318,073**	**4,049,830**	**6.6%**
COST OF SALES	(2,164,762)	*(1,300)* [1]	(2,166,062)	(2,137,539)	1.3%
GROSS MARGIN	**2,153,311**	***(1,300)***	**2,152,011**	**1,912,291**	**12.6%**
% NR	*49.9%*		*49.8%*	*47.2%*	
R&D	(223,742)	(64,578) [2]	(288,320)	(197,617)	13.2%
SG&A	(839,480)	(20,868) [1]	(860,348)	(775,266)	8.3%
OPERATING EXPENSES	*(1,063,222)*	*(85,446)*	*(1,148,668)*	*(972,883)*	*9.3%*
OPERATING RESULT (EBIT)	**1,090,089**	***(86,746)***	**1,003,343**	**939,408**	**16.0%**
% NR	*25.2%*		*23.2%*	*23.2%*	
FINANCIAL RESULT	(269,251)	(18,483) [2]	(287,734)	(233,589)	15.3%
SHARE OF RESULTS OF EQUITY ACCOUNTED INVESTEES	(14,051)	(5,836) [2]	(19,887)	6,933	(302.7%)
PROFIT BEFORE TAX	**806,787**	***(111,065)***	**695,722**	**712,752**	**13.2%**
% NR	*18.7%*		*16.1%*	*17.6%*	
INCOME TAX EXPENSE	(220,236)	185,828 [3]	(34,408)	(168,209)	30.9%
% OF PRE-TAX INCOME	*27.3%*		*4.9%*	*23.6%*	
CONSOLIDATED PROFIT	**586,551**	***74,763***	**661,314**	**544,543**	**7.7%**
RESULT ATTRIBUTABLE TO NON-CONTROLLING INTERESTS	(1,386)		(1,386)	(913)	51.8%
GROUP PROFIT	**587,937**	***74,763***	**662,700**	**545,456**	**7.8%**
% NR	*13.6%*		*15.3%*	*13.5%*	
NON-RECURRING ITEMS	74,763	(74,763)	0		
REPORTED GROUP PROFIT	**662,700**		**662,700**	**545,456**	**21.5%**
% NR	*15.3%*		*15.3%*	*13.5%*	

DEPRECIATION & AMORTIZATION	215,490		215,490	201,869	6.7%
EBITDA	**1,305,579**	**(86,746)**	**1,218,833**	**1,141,277**	**14.4%**
% NR	*30.2%*		*28.2%*	*28.2%*	

[1] Non-recurring items related to the Hologic acquisition
[2] Non-recurring items related to the Aradigm assets reassessment
[3] Non-recurring impact of the U.S. tax reform and tax related to other non-recurring items
[4] As per 2016 P&L reported

GROUP PROFIT RECONCILIATION

In millions of euros	2017	2016	% Var
REPORTED GROUP PROFIT	**662.7**	**545.5**	**21.5%**
% NR	*15.3%*	*13.5%*	
Non-recurring items and associated with recent acquisitions (net)	(74.8)	-	
RECURRING[1] GROUP PROFIT	**587.9**	**545.5**	**7.8%**
% NR	*13.6%*	*13.5%*	
Amortization of deferred financial expenses	58.5	63.2	(7.4%)
Amortization of intangible assets acquired in business combinations	41.0	38.6	6.2%
Tax impacts of amortization adjustments	(27.2)	(24.0)	13.2%
ADJUSTED[2] GROUP PROFIT	**660.2**	**623.3**	**5.9%**
% NR	*15.3%*	*15.4%*	

[1] Excludes non-recurrent items and associated with recent acquisitions, the U.S. tax reform and the reevaluation of Aradigm assets (net)
[2] Excludes non-recurring items and associated with recent acquisitions, amortization of deferred expenses associated to the refinancing and amortization of intangible assets related to acquisitions

Page 15 of 18

GRIFOLS

Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail.

CASH FLOW

In thousands of euros	2017	2016
REPORTED GROUP PROFIT	**662,700**	**545,456**
DEPRECIATION AND AMORTIZATION	215,490	201,869
NET PROVISIONS	66,047	(23,079)
OTHER ADJUSTMENTS AND OTHER CHANGES IN WORKING CAPITAL	(28,170)	13,753
CHANGES IN INVENTORIES	(165,508)	(173,003)
CHANGES IN TRADE RECEIVABLES	86,909	(43,331)
CHANGES IN TRADE PAYABLES	4,278	31,613
CHANGE IN OPERATING WORKING CAPITAL	*(74,321)*	*(184,721)*
NET CASH FLOW FROM OPERATING ACTIVITIES	**841,746**	**553,278**
BUSINESS COMBINATIONS AND INVESTMENTS IN GROUP COMPANIES	(1,857,210)	(202,727)
CAPEX	(271,134)	(268,335)
R&D/OTHER INTANGIBLE ASSETS	(51,840)	(24,355)
OTHER CASH INFLOW / (OUTFLOW)	(5,696)	(11,235)
NET CASH FLOW FROM INVESTING ACTIVITIES	**(2,185,880)**	**(506,652)**
FREE CASH FLOW	***(1,344,134)***	***46,626***
PROCEEDS FROM / (PAYMENTS) FOR EQUITY INSTRUMENTS	0	(11,766)
ISSUE / (REPAYMENT) OF DEBT	1,808,771	(80,149)
DIVIDENDS (PAID) / RECEIVED	(218,260)	(216,151)
OTHER CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES	(156,446)	(21,492)
NET CASH FLOW FROM FINANCING ACTIVITIES	**1,434,065**	**(329,558)**
TOTAL CASH FLOW	**89,931**	**(282,932)**
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	895,009	1,142,500
EFFECT OF EXCHANGE RATE CHANGES IN CASH AND CASH EQUIVALENTS	(98,419)	35,441
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	**886,521**	**895,009**

Page 16 of 18

GRIFOLS

Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail.

BALANCE

ASSETS

In thousands of euros	December 2017	December 2016
NON-CURRENT ASSETS	**7,974,948**	**7,007,258**
GOODWILL AND OTHER INTANGIBLE ASSETS	5,859,840	4,839,297
PROPERTY PLANT & EQUIPMENT	1,760,053	1,809,852
INVESTMENTS IN EQUITY ACCOUNTED INVESTEES	219,009	201,345
NON-CURRENT FINANCIAL ASSETS	69,889	89,545
OTHER NON-CURRENT ASSETS	66,157	67,219
CURRENT ASSETS	**2,945,316**	**3,122,514**
INVENTORIES	1,629,293	1,642,931
TRADE AND OTHER RECEIVABLES	386,410	533,668
OTHER CURRENT FINANCIAL ASSETS	10,738	2,582
OTHER CURRENT ASSETS	32,354	48,324
CASH AND CASH EQUIVALENTS	886,521	895,009
TOTAL ASSETS	**10,920,264**	**10,129,772**

EQUITY AND LIABILITIES

In thousands of euros	December 2017	December 2016
EQUITY	**3,633,965**	**3,727,978**
CAPITAL	119,604	119,604
SHARE PREMIUM	910,728	910,728
RESERVES	2,027,648	1,694,245
TREASURY STOCK	(62,422)	(68,710)
INTERIM DIVIDENDS	(122,986)	(122,908)
CURRENT YEAR EARNINGS	662,700	545,456
OTHER COMPREHENSIVE INCOME	93,807	643,066
NON-CONTROLLING INTERESTS	4,886	6,497
NON-CURRENT LIABILITIES	**6,308,312**	**5,330,031**
NON-CURRENT FINANCIAL LIABILITIES	5,901,815	4,712,071
OTHER NON-CURRENT LIABILITIES	406,497	617,960
CURRENT LIABILITIES	**977,987**	**1,071,763**
CURRENT FINANCIAL LIABILITIES	155,070	230,065
OTHER CURRENT LIABILITIES	822,917	841,698
TOTAL EQUITY AND LIABILITIES	**10,920,264**	**10,129,772**

Page 17 of 18

LEGAL DISCLAIMER The facts and figures contained in this report that do not refer to historical data are “future projections and assumptions”. Words and expressions such as “believe”, “hope”, “anticipate”, “predict”, “expect”, “intend”, “should”, “will seek to achieve”, “it is estimated”, “future” and similar expressions, in so far as they relate to the Grifols group, are used to identify future projections and assumptions. These expressions reflect the assumptions, hypotheses, expectations and predictions of the management team at the time of writing this report, and these are subject to a number of factors that mean that the actual results may be materially different. The future results of the Grifols group could be affected by events relating to its own activities, such as a shortage of supplies of raw materials for the manufacture of its products, the appearance of competitor products on the market, or changes to the regulatory framework of the markets in which it operates, among others. At the date of compiling this report, the Grifols group has adopted the necessary measures to mitigate the potential impact of these events. Grifols, S.A. does not accept any obligation to publicly report, revise or update future projections or assumptions to adapt them to events or circumstances subsequent to the date of writing this report, except where expressly required by the applicable legislation. This document does not constitute an offer or invitation to buy or subscribe shares in accordance with the provisions of the following Spanish legislation: Royal Legislative Decree 4/2015, of 23 October, approving recast text of Securities Market Law; Royal Decree Law 5/2005, of 11 March and/or Royal Decree 1310/2005, of 4 November, and any regulations developing this legislation. In addition, this document does not constitute an offer of purchase, sale or exchange, or a request for an offer of purchase, sale or exchange of securities, or a request for any vote or approval in any other jurisdiction. The information included in this document has not been verified nor reviewed by the external auditors of the Grifols group. Page 18 of 18 Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail.

GR FOLS, S.A. and Subs·d·ar'es Consolidated Annual Accounts 31 December 2017 Consolidated Directors' Report 2017 (With Independent Auditor's Report Thereon) (Free translation from the originals in Spanish. In the event of discrepancy, the Spanish-language version prevails)

KPMG Auditores, S.L.

Torre Realia
Plaça d'Europa, 41-43
08908 L'Hospitalet de Llobregat
(Barcelona)

Independent Auditor's Report on the Consolidated Annual Accounts

(Translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

To the Shareholders of Grifols, S.A.

REPORT ON THE CONSOLIDATED ANNUAL ACCOUNTS

Opinion

We have audited the consolidated annual accounts of Grifols, S.A. (the "Parent") and subsidiaries (the "Group") which comprise the consolidated balance sheet at 31 December 2017, and the consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended, and consolidated notes.

In our opinion, the accompanying consolidated annual accounts give a true and fair view, in all material respects, of the consolidated equity and consolidated financial position of the Group at 31 December 2017 and of its consolidated financial performance and consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards as adopted by the European Union (IFRS-EU) and other provisions of the financial reporting framework applicable in Spain.

Basis for Opinion

We conducted our audit in accordance with prevailing legislation regulating the audit of accounts in Spain. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Annual Accounts section of our report.

We are independent of the Group in accordance with the ethical requirements, including those regarding independence, that are relevant to our audit of the consolidated annual accounts in Spain pursuant to the legislation regulating the audit of accounts. We have not provided any non-audit services, nor have any situations or circumstances arisen which, under the aforementioned regulations, have affected the required independence such that this has been compromised.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

KPMG Auditores S.L., a limited liability Spanish company and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity.
Registered office: Paseo de la Castellana, 259C – Torre de Cristal - 28046 Madrid
Document classification: KPMG Confidential

Reg. Mer Madrid, T. 11.961, F. 90, Sec. 8, H. M -188.007, Inscrip. 9
N.I.F. B-78510153

2 Key Audit Matters----------- - ----------- Key audit matters are those matters that, in our professional judgement, were of most significance in the audit of the consolidated annual accounts for the current period. These matters were addressed in the context of our audit of the consolidated annual accounts as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. prepared by the Group and we have assessed the report to determine the fair values of the identification, involving our valuation specialists explanations with market data and our prior Key Audit Matter How the Matter was Addressed in Our Audit On 31 January 2017 the Group closed an agreement to purchase from Hologic Inc. the assets and liabilities from the business engaged in research, development and manufacture of assays and instruments based on NAT technology for transfusional diagnostics and transplants for an amount of Euros 1,776 million. The accounting of this transaction was complex and required the application of value judgements in identifying and determining the fair value of the assets and liabilities acquired. The valuation used for this purpose has been performed internally using generally accepted valuation techniques for identified intangible assets. We consider that this transaction is a key audit matter due to its significance, the inherent judgement implied by estimating the fair value of identified intangible assets and its impact on the consolidated annual accounts. Our audit procedures included, inter alia, an assessment of the design and implementation of the relevant controls related to the process of identifying, valuing and recognising the assets and liabilities acquired. We have also obtained the valuation report the methodology and key assumptions used in assets and liabilities acquired and their for this purpose and comparing the Group's experience in similar transactions. We have also assessed whether the disclosures in the consolidated annual accounts regarding the transaction meet the requirements of the applicable financial reporting framework. Hologic Business Combination See note 3 to the consolidated annual accounts

3 the controls linked to the process of development in progress costs. methodology used to calculate the assumptions, with the involvement of our of growth of future cash flows of each CGU We have also compared the cash flow estimated in prior years with the actual cash possible changes in certain assumptions. consolidated annual accounts meet the Other Information: Consolidated Directors' Report Other information solely comprises the 2017 consolidated directors' report, the preparation of which is the responsibility of the Parent's Directors and which does not form an integral part of the consolidated annual accounts. Impairment of Goodwill and Development in Progress Costs See notes 7 and 8 to the consolidated annual accounts Key Audit Matter How the Matter was Addressed in Our Audit The Group has recognised goodwill and development in progress costs of Euros 4,590 million and Euros 183 million, respectively, allocated to the corresponding cash generating units (CGU). The Group calculates the recoverable amount of goodwill and development in progress costs on an annual basis to determine whether they have been impaired. These recoverable amounts are determined by applying valuation techniques which require judgement by the Directors and the use of assumptions and estimates in relation to the financial projections and cash flow discounts used. Intangible assets relating to development projects in progress also include the risks regarding technical success and regulatory approval. Due to the high level of judgement, the uncertainty associated with these estimates and the significance of the carrying amount of these intangible assets, this has been considered a key matter of our audit for the current year. Our audit procedures comprised the following: •assessing the design and implementation of evaluating the impairment of goodwill and • assessing the reasonableness of the recoverable amount and the main valuation specialists. • comparing the coherence of the estimates or project included in the calculation of recoverable amount with the business plans approved by the Group's governing bodies. forecasts of cash generating units flows obtained. • assessing the sensitivity to reasonably • evaluating whether the disclosures in the requirements of the financial reporting framework applicable to the Group.

4 Our audit opinion on the consolidated annual accounts does not encompass the consolidated directors' report. Our responsibility regarding the information contained in the consolidated directors' report is defined in the legislation regulating the audit of accounts, which establishes two different levels for this information: a)A specific level applicable to non-financial consolidated information, as well as certain information included in the Annual Corporate Governance Report, as defined in article 35.2. b) of the Audit Law 22/2015, which consists of merely verifying that this information has been provided in the directors' report, or where applicable, in a separate report corresponding to the same year and to which reference is made in the directors' report. and if not, report on this matter. b) A general level applicable to the rest of the information included in the consolidated directors' report, which consists of assessing and reporting on the consistency of this information with the consolidated annual accounts. based on knowledge of the Group obtained during the audit of the aforementioned accounts and without including any information other than that obtained as evidence during the audit. Also, assessing and reporting on whether the content and presentation of this part of the consolidated directors' report are in accordance with applicable legislation. If, based on the work we have performed, we conclude that there are material misstatements, we are required to report them. Based on the work carried out, as described above, we have verified that the information mentioned in a) above has been provided in the consolidated directors' report and that the rest of the information contained in the consolidated directors' report is consistent with that disclosed in the consolidated annual accounts for 2017 and the content and presentation of the report are in accordance with applicable legislation. Directors' and Audit Committee's Responsibility for the Consolidated Annual Accounts The Parent's Directors are responsible for the preparation of the accompanying consolidated annual accounts in such a way that they give a true and fair view of the consolidated equity, consolidated financial position and consolidated financial performance of the Group in accordance with IFRS-EU and other provisions of the financial reporting framework applicable to the Group in Spain, and for such internal control as they determine is necessary to enable the preparation of consolidated annual accounts that are free from material misstatement, whether due to fraud or error. In preparing the consolidated annual accounts, the Parent's Directors are responsible for assessing the Group's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so. The Parent's audit committee is responsible for overseeing the preparation and presentation of the consolidated annual accounts.

5 Auditor's Responsibilities for the Audit of the Consolidated Annual Accounts_ Our objectives are to obtain reasonable assurance about whether the consolidated annual accounts as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with prevailing legislation regulating the audit of accounts in Spain will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence economic decisions of users taken on the basis of these consolidated annual accounts. As part of an audit in accordance with prevailing legislation regulating the audit of accounts in Spain, we exercise professional judgement and maintain professional scepticism throughout the audit. We also: - Identify and assess the risks of material misstatement of the consolidated annual accounts, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. - Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control. - Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Parent's Directors. - Conclude on the appropriateness of the Parent's Directors' use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated annual accounts or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Group to cease to continue as a going concern. - Evaluate the overall presentation, structure and content of the consolidated annual accounts, including the disclosures, and whether the consolidated annual accounts represent the underlying transactions and events in a manner that achieves a true and fair view. - Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated annual accounts. We are responsible for the direction, supervision and performance of the Group audit. We remain solely responsible for our audit opinion. We communicate with the audit committee of the Parent regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

6 We also provide the Parent's audit committee with a statement that we have complied with the applicable ethical requirements, including those regarding independence, and to communicate with them all matters that may reasonably be thought to bear on our independence, and where applicable, related saf eguards. From the matters communicated to the audit committee of the Parent, we deter mine those that were of most significance in the audit of the consolidated annual accounts of the current period and which are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter. REPORT ON OTHER LEGAL AND REGULATORY REQUIREMENTS Additional Report to the Audit Committee of the Parent _ The opinion expressed in this report is consistent with our additional report to the Parent's audit committee dated 27 February 2018. Contract Period ------- - - ----------------At their ordinary general meeting held on 26 May 2017, the shareholders appointed us as auditors of the Group for the year ended 31 December 2017. Previously, we were appointed for a period of three years from 31 July 1990 to 1992, both inclusive, by consensus of the shareholders at their general meeting, and have been auditing the annual accounts since the year ended 31 July 1990. KPMG Auditores, S.L. Entered in the Spanish Official Register of Auditors (R.O.A.C.) with number S0702 (Signed on the original in Spanish) Olga Sanchez Lopez Entered in the Spanish Official Register of Auditors (R.O.A.C.) with number 15865 27 February 2018

GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Annual Accounts 31 December 2017 and 2016 SUMMARY (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) x Consolidated financial statements ƒ ƒ ƒ ƒ ƒ Notes (1) (2) (3) (4) (5) (6) (7) (8) (9) Consolidated Balance Sheets Consolidated Statement of Profit or Loss Consolidated Statements of Comprehensive Income Consolidated Statements of Cash Flows Consolidated Statements of Changes in Equity x Nature, Principal Activities and Subsidiaries Basis of Presentation Business Combinations Significant Accounting Policies Financial Risk Management Policy Segment Reporting Goodwill Other Intangible Assets Property, Plant and Equipment Equity Accounted Investees Financial Assets Inventories Trade and Other Receivables Cash and Cash Equivalents Equity Earnings per Share Non-Controlling Interests Grants Provisions Financial Liabilities Trade and Other Payables Other Current Liabilities Net Revenues Personnel Expenses Expenses by Nature Finance Result Taxation Operating Leases Other Commitments with Third Parties and Other Contingent Liabilities Financial Instruments Balances and Transactions with Related Parties Environmental Issues Other Information Events After the Reporting Period (10) (11) (12) (13) (14) (15) (16) (17) (18) (19) (20) (21) (22) (23) (24) (25) (26) (27) (28) (29) (30) (31) (32) (33) (34)

GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Annual Accounts 31 December 2017 and 2016 SUMMARY (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) xAppendices ƒ Appendix IInformation on Group Companies, Associates and Others Appendix II Operating Segments ƒ ƒ ƒ ƒ Appendix III Appendix IV Appendix V Changes in Other Intangible Assets Movement in Property, Plant and Equipment Statement of Liquidity for Distribution of Interim Dividend

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Balance Sheets
at 31 December 2017 and 2016

(Expressed in thousands of Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Assets	31/12/17	31/12/16
Goodwill (note 7)	4,590,498	3,643,995
Other intangible assets (note 8)	1,269,342	1,195,302
Property, plant and equipment (note 9)	1,760,053	1,809,852
Investments in equity-accounted investees (note 10)	219,009	201,345
Non-current financial assets		
Non-current financial assets measured at fair value	47,046	58,864
Non-current financial assets not measured at fair value	22,843	30,681
Total non-current financial assets (note 11)	69,889	89,545
Deferred tax assets (note 27)	66,157	67,219
Total non-current assets	**7,974,948**	**7,007,258**
Inventories (note 12)	1,629,293	1,642,931
Trade and other receivables		
Trade receivables	286,198	413,656
Other receivables	40,681	42,299
Current income tax assets	59,531	77,713
Trade and other receivables (note 13)	386,410	533,668
Other current financial assets (note 11)	10,738	2,582
Other current assets	32,354	48,324
Cash and cash equivalents (note 14)	886,521	895,009
Total current assets	**2,945,316**	**3,122,514**
Total assets	**10,920,264**	**10,129,772**

The accompanying notes form an integral part of the consolidated annual accounts.

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Balance Sheets
at 31 December 2017 and 2016

(Expressed in thousands of Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Equity and liabilities	31/12/17	31/12/16
Share capital	119,604	119,604
Share premium	910,728	910,728
Reserves	2,027,648	1,694,245
Treasury stock	(62,422)	(68,710)
Interim dividend	(122,986)	(122,908)
Profit for the year attributable to the Parent	662,700	545,456
Total equity	3,535,272	3,078,415
Available for sale financial assets	4,926	(5,219)
Other comprehensive Income	(656)	(642)
Translation differences	89,537	648,927
Other comprehensive expenses	93,807	643,066
Equity attributable to the Parent (note 15)	**3,629,079**	**3,721,481**
Non-controlling interests (note 17)	4,886	6,497
Total equity	**3,633,965**	**3,727,978**
Liabilities		
Grants (note 18)	11,822	12,196
Provisions (note 19)	5,763	5,118
Non-current financial liabilities (note 20)	5,901,815	4,712,071
Deferred tax liabilities (note 27)	388,912	600,646
Total non-current liabilities	**6,308,312**	**5,330,031**
Provisions (note 19)	106,995	89,588
Current financial liabilities (note 20)	155,070	230,065
Trade and other payables		
Suppliers	423,096	461,073
Other payables	141,720	142,894
Current income tax liabilities	6,709	7,957
Total trade and other payables (note 21)	571,525	611,924
Other current liabilities (note 22)	144,397	140,186
Total current liabilities	**977,987**	**1,071,763**
Total liabilities	**7,286,299**	**6,401,794**
Total equity and liabilities	**10,920,264**	**10,129,772**

The accompanying notes form an integral part of the consolidated annual accounts.

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Statements of Profit and Loss
for the years ended 31 December 2017, 2016 and 2015

(Expressed in thousands of Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	31/12/17	31/12/16	31/12/15
Continuing Operations			
Net revenue (notes 6 and 23)	4,318,073	4,049,830	3,934,563
Cost of sales	(2,166,062)	(2,137,539)	(2,003,565)
Gross Profit	**2,152,011**	**1,912,291**	**1,930,998**
Research and Development (note 8 (e))	(288,320)	(197,617)	(224,193)
Selling, General and Administration expenses	(860,348)	(775,266)	(736,435)
Operating Expenses	**(1,148,668)**	**(972,883)**	**(960,628)**
Operating Result	**1,003,343**	**939,408**	**970,370**
Finance income	9,678	9,934	5,841
Finance costs	(263,344)	(244,829)	(240,335)
Change in fair value of financial instruments	(3,752)	(7,610)	(25,206)
Impairment and gains /(losses) on disposal of financial instruments	(18,844)	--	--
Exchange differences	(11,472)	8,916	(12,140)
Finance result (note 26)	**(287,734)**	**(233,589)**	**(271,840)**
Share of losses of equity accounted investees (note 10)	(19,887)	6,933	(8,280)
Profit before income tax from continuing operations	**695,722**	**712,752**	**690,250**
Income tax expense (note 27)	(34,408)	(168,209)	(158,809)
Profit after income tax from continuing operations	**661,314**	**544,543**	**531,441**
Consolidated profit for the year	**661,314**	**544,543**	**531,441**
Profit attributable to the Parent	662,700	545,456	532,145
Loss attributable to non-controlling interest (note 17)	(1,386)	(913)	(704)
Basic earnings per share (Euros) (see note 16)	0.97	0.80	0.78
Diluted earnings per share (Euros) (see note 16)	0.97	0.80	0.78

The accompanying notes form an integral part of the consolidated annual accounts.

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income
for the years ended 31 December 2017, 2016 and 2015

(Expressed in thousands of Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	31/12/17	31/12/16	31/12/15
Consolidated profit for the year	661,314	544,543	531,441
Items for reclassification to profit or loss			
Translation differences	(532,389)	103,833	290,635
Translation differences / Cash Flow Hedge	--	(6,809)	--
Available for sale financial Assets	10,145	(5,219)	--
Equity accounted investees (note 10) / Translation differences	(27,134)	10,671	2,673
Cash flow hedges - effective part of changes in fair value	--	14,501	55,305
Cash flow hedges - amounts taken to profit or loss	--	(7,426)	(25,206)
Other comprehensive income	(14)	(4,810)	4,575
Tax effect	--	(2,462)	(12,093)
Other comprehensive income for the year, after tax	**(549,392)**	**102,279**	**315,889**
Total comprehensive income for the year	**111,922**	**646,822**	**847,330**
Total comprehensive income attributable to the Parent	113,441	647,667	848,603
Total comprehensive expense attributable to the non-controlling interests	(1,519)	(845)	(1,273)

The accompanying notes form an integral part of the consolidated annual accounts.

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Statements of Cash Flows
for the years ended 31 December 2017, 2016 and 2015

(Expressed in thousands of Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	31/12/2017	31/12/2016	31/12/15		
Cash flows from operating activities					
Profit before tax	**695,722**	**712,752**	**690,250**	0	0
Adjustments for:	**556,792**	**391,986**	**460,564**		
Amortization and depreciation (note 25)	215,490	201,869	189,755		
Other adjustments:	341,302	190,117	270,809		
(Profit) / losses on equity accounted investments (note 10)	19,888	(6,933)	8,280		
Impairment of assets and net provision charges	66,047	(23,079)	(564)		
(Profit) / losses on disposal of fixed assets	1,551	(2,987)	6,721		
Government grants taken to income	(286)	(1,681)	(1,854)		
Finance cost / (income)	263,657	236,034	256,129		
Other adjustments	(9,555)	(11,237)	2,097		
Change in operating assets and liabilities	**(65,800)**	**(164,319)**	**(77,058)**		
Change in inventories	(165,508)	(173,003)	(120,641)		
Change in trade and other receivables	80,112	(25,180)	144,405		
Change in current financial assets and other current assets	(2,691)	(2,610)	(5,565)		
Change in current trade and other payables	22,287	36,474	(95,257)		
Other cash flows used in operating activities	**(344,968)**	**(387,141)**	**(330,978)**		
Interest paid	(207,079)	(180,497)	(171,380)		
Interest recovered	9,492	8,685	4,316		
Income tax (paid) / received	(147,015)	(215,329)	(163,914)		
Other recovered (paid)	(366)	--	--		
Net cash from operating activities	**841,746**	**553,278**	**742,778**		
Cash flows from investing activities					
Payments for investments	**(2,209,667)**	**(509,078)**	**(647,417)**		
Group companies, associates and business units (notes 3, 2 (b) and 10)	(1,857,210)	(202,727)	(58,609)		
Property, plant and equipment and intangible assets	(322,973)	(292,690)	(567,020)		
Property, plant and equipment	(251,507)	(249,416)	(522,587)		
Intangible assets	(71,466)	(43,274)	(44,433)		
Other financial assets	(29,484)	(13,661)	(21,788)		
Proceeds from the sale of investments	**23,787**	**2,426**	**14,307**		
Property, plant and equipment	762	2,426	14,307		
Other financial assets	23,025	--	--		
Net cash used in investing activities	**(2,185,880)**	**(506,652)**	**(633,110)**		
Cash flows from financing activities					
Proceeds from and payments for equity instruments	0	(11,766)	12,695		
Payments for treasury stock (note 15 (d))	--	(12,686)	(58,457)		
Sales of treasury stock (note 15 (d))	--	920	71,152		
Proceeds from and payments for financial liability instruments	1,808,771	(80,149)	28,953		
Issue	1,912,615	81,513	178,686		
Redemption and repayment	(103,844)	(161,662)	(149,733)		
Dividends and interest on other equity instruments	(218,260)	(216,151)	(216,772)		
Dividends paid	(218,260)	(216,151)	(221,772)		
Dividends received	--	--	5,000		
Other cash flows from / (used in) financing activities	(156,446)	(21,492)	17,086		
Financing costs included on the amortised costs of the debt	(142,288)	--	--		
Other amounts from / (used in) financing activities	(14,158)	(21,492)	17,086		
Net cash from/(used in) financing activities	**1,434,065**	**(329,558)**	**(158,038)**		
Effect of exchange rate fluctuations on cash	**(98,419)**	**35,441**	**111,724**		
Net increase in cash and cash equivalents	**(8,488)**	**(247,491)**	**63,354**		
Cash and cash equivalents at beginning of the year	**895,009**	**1,142,500**	**1,079,146**		
Cash and cash equivalents at year end	**886,521**	**895,009**	**1,142,500**		

The accompanying notes form an integral part of the consolidated annual accounts.

GRIFOLS, S.A. AND SUBSIDIARIES

Statement of Changes in Consolidated Equity
for the years ended 31 December 2017, 2016 and 2015
(Expressed in thousands of Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Attributable to shareholders of the Parent												
							Accumulated other comprehensive income						
	Share capital	Share premium	Reserves	Profit attributable to Parent	Interim dividend	Treasury stock	Translation differences	Available for sale financial assets	Other comprehensive income	Cash flow hedges	Equity attributable to Parent	Non-controlling interests	Equity
Balance at 31 December 2014	119,604	910,728	1,088,337	470,253	(85,944)	(69,252)	240,614	–	(406)	(15,811)	2,658,123	4,765	2,662,888
Translation differences	–	–	–	–	–	–	293,877	–	–	–	293,877	(569)	293,308
Cash flow hedges (note 15 (f))	–	–	–	–	–	–	–	–	–	19,140	19,140	–	19,140
Other comprehensive income	–	–	–	–	–	–	–	–	3,441	–	3,441	–	3,441
Other comprehensive income / (expense) for the year	–	–	–	–	–	–	293,877	–	3,441	19,140	316,458	(569)	315,889
Profit/(loss) for the year	–	–	–	532,145	–	–	–	–	–	–	532,145	(704)	531,441
Total comprehensive income / (expense) for the year	–	–	–	532,145	–	–	293,877	–	3,441	19,140	848,603	(1,273)	847,330
Net change in treasury stock (note 15 (d))	–	–	2,018	–	–	10,677	–	–	–	–	12,695	–	12,695
Acquisition of non-controlling interests (note 15 (c))	–	–	(1,770)	–	–	–	–	–	–	–	(1,770)	1,767	(3)
Other changes	–	–	324	–	–	–	–	–	–	–	324	(72)	252
Interim dividend	–	–	–	–	(119,615)	–	–	–	–	–	(119,615)	–	(119,615)
Distribution of 2014 profit													–
Reserves	–	–	368,096	(368,096)	–	–	–	–	–	–	–	–	–
Dividends	–	–	–	(102,157)	–	–	–	–	–	–	(102,157)	–	(102,157)
Interim dividend	–	–	(85,944)	–	85,944	–	–	–	–	–	–	–	–
Operations with shareholders or owners	–	–	282,724	(470,253)	(33,671)	10,677	–	–	–	–	(210,523)	1,695	(208,828)
Balance at 31 December 2015	119,604	910,728	1,371,061	532,145	(119,615)	(58,575)	534,491	–	3,035	3,329	3,296,203	5,187	3,301,390
Translation differences	–	–	–	–	–	–	114,436	–	–	–	114,436	68	114,504
Available for sale financial assets	–	–	–	–	–	–	–	(5,219)	–	–	(5,219)	–	(5,219)
Cash flow hedges (note 15 (f))	–	–	–	–	–	–	–	–	–	(3,329)	(3,329)	–	(3,329)
Other comprehensive income	–	–	–	–	–	–	–	–	(3,677)	–	(3,677)	–	(3,677)
Other comprehensive income / (expense) for the year	–	–	–	–	–	–	114,436	(5,219)	(3,677)	(3,329)	102,211	68	102,279
Profit/(loss) for the year	–	–	–	545,456	–	–	–	–	–	–	545,456	(913)	544,543
Total comprehensive income / (expense) for the year	–	–	–	545,456	–	–	114,436	(5,219)	(3,677)	(3,329)	647,667	(845)	646,822
Net change in treasury stock (note 15 (d))	–	–	(182)	–	–	(10,135)	–	–	–	–	(10,317)	–	(10,317)
Acquisition of non-controlling interests (note 15 (c))	–	–	(2,737)	–	–	–	–	–	–	–	(2,737)	2,737	–
Other changes	–	–	6,816	–	–	–	–	–	–	–	6,816	(582)	6,234
Interim dividend	–	–	–	–	(122,908)	–	–	–	–	–	(122,908)	–	(122,908)
Distribution of 2015 profit													
Reserves	–	–	319,287	(319,287)	–	–	–	–	–	–	–	–	–
Dividends	–	–	–	(93,243)	–	–	–	–	–	–	(93,243)	–	(93,243)
Interim dividend	–	–	–	(119,615)	119,615	–	–	–	–	–	–	–	–
Operations with shareholders or owners	–	–	323,184	(532,145)	(3,293)	(10,135)	–	–	–	–	(222,389)	2,155	(220,234)
Balance at 31 December 2016	119,604	910,728	1,694,245	545,456	(122,908)	(68,710)	648,927	(5,219)	(642)	–	3,721,481	6,497	3,727,978
Translation differences	–	–	–	–	–	–	(559,390)	–	–	–	(559,390)	(133)	(559,523)
Available for sale financial assets	–	–	–	–	–	–	–	10,145	–	–	10,145	–	10,145
Cash flow hedges (note 15 (f))	–	–	–	–	–	–	–	–	–	–	–	–	–
Other comprehensive income	–	–	–	–	–	–	–	–	(14)	–	(14)	–	(14)
Other comprehensive income / (expense) for the year	–	–	–	–	–	–	(559,390)	10,145	(14)	–	(549,259)	(133)	(549,392)
Profit/(loss) for the year	–	–	–	662,700	–	–	–	–	–	–	662,700	(1,386)	661,314
Total comprehensive income / (expense) for the year	–	–	–	662,700	–	–	(559,390)	10,145	(14)	–	113,441	(1,519)	111,922
Net change in treasury stock (note 15 (d))	–	–	–	–	–	6,288	–	–	–	–	6,288	–	6,288
Acquisition of non-controlling interests (note 15 (c))	–	–	(346)	–	–	–	–	–	–	–	(346)	(43)	(389)
Other changes	–	–	6,475	–	–	–	–	–	–	–	6,475	(49)	6,426
Interim dividend	–	–		–	(122,986)	–	–	–	–	–	(122,986)	–	(122,986)
Distribution of 2016 profit													
Reserves	–	–	422,548	(422,548)	–	–	–	–	–	–	–	–	–
Dividends	–	–	(95,274)	–	–	–	–	–	–	–	(95,274)	–	(95,274)
Interim dividend	–	–	–	(122,908)	122,908	–	–	–	–	–	–	–	–
Operations with shareholders or owners	–	–	333,403	(545,456)	(78)	6,288	–	–	–	–	(205,843)	(92)	(205,935)
Balance at 31 December 2017	119,604	910,728	2,027,648	662,700	(122,986)	(62,422)	89,537	4,926	(656)	–	3,629,079	4,886	3,633,965

The accompanying notes form an integral part of the consolidated annual accounts.

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) (1) Nature, Principal Activities and Subsidiaries Grifols, S.A. (hereinafter the Company) was incorporated with limited liability under Spanish law on 22 June 1987. Its registered and tax offices are in Barcelona. The Company's statutory activity consists of providing corporate and business administrative, management and control services, as well as investing in assets and property. Its principal activity involves rendering administrative, management and control services to its subsidiaries. On 17 May 2006 the Company completed its flotation on the Spanish securities market, which was conducted through the public offering of 71,000,000 ordinary shares of Euros 0.50 par value each and a share premium of Euros 3.90 per share. The total capital increase (including the share premium) amounted to Euros 312.4 million, equivalent to a price of Euros 4.40 per share. The Company’s shares were floated on the Spanish stock exchange IBEX-35 index on 2 January 2008. All of the Company’s shares are listed on the Barcelona, Madrid, Valencia and Bilbao securities markets and on the Spanish Automated Quotation System (SIBE/Continuous Market). On 2 June 2011, Class B non-voting shares were listed on the NASDAQ (USA) and on the Spanish Automated Quotation System (SIBE/Continuous Market). Grifols, S.A. is the Parent of the subsidiaries listed in Appendix I of this note to the consolidated annual accounts. Grifols, S.A. and subsidiaries (hereinafter the Group) act on an integrated basis and under common management and their principal activity is the procurement, manufacture, preparation and sale of therapeutic products, especially haemoderivatives. The main factory locations of the Group’s Spanish companies are in Parets del Vallés (Barcelona) and Torres de Cotilla (Murcia), while the US companies are located in Los Angeles (California), Clayton (North Carolina), Emeryville (California), and San Diego (California). (2) Basis of Presentation The consolidated annual accounts have been prepared on the basis of the accounting records of Grifols, S.A. and of the Group companies. The consolidated annual accounts for 2017 have been prepared under International Financial Reporting Standards as adopted by the European Union (IFRS-EU) which for Grifols Group purposes, are identical to the standards as endorsed by the International Accounting Standard Board (IFRS-IASB) to present fairly the consolidated equity and consolidated financial position of Grifols, S.A. and subsidiaries at 31 December 2017, as well as the consolidated results from their operations, consolidated cash flows and consolidated changes in equity for the year then ended. These consolidated annual accounts for 2017 show comparative figures for 2016 and voluntarily show figures for 2015 from the consolidated statement of profit and loss, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows and their corresponding notes thereto. The Group adopted IFRS-EU for the first time on 1 January 2004 and has been preparing its annual accounts under International Financial Reporting Standards, as adopted by the European Union (IFRS-EU) as required by capital market regulations governing the presentation of financial statements by companies whose debt or own equity instruments are listed on a regulated market. The Board of Directors of Grifols, S.A. considers that these consolidated annual accounts authorized for issue at their meeting held on 23 February 2018, will be approved by the shareholderswithout any modifications. In accordance with the provision of section 357 of the Irish Companies Act 2014, the Company has irrevocably guaranteed all liabilities of an Irish subsidiary undertaking, Grifols Worldwide Operations Limited (Ireland) (see Appendix I), for the financial year ended 31 December 2017 as referred to in subsection 1(b) of that Act, for the purposes of enabling Grifols Worldwide Operations Limited to claim exemption from the requirement to file their 1

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) own financial statements in Ireland. (a) Relevant accounting estimates, assumptions and judgments used when applying accounting principles The preparation of the consolidated annual accounts in conformity with IFRS-EU requires management to make judgments, estimates and assumptions that affect the application of Group accounting policies. The following notes include a summary of the relevant accounting estimates and judgments used to apply accounting policies which have the most significant effect on the amounts recognized in the consolidated annual accounts. • Assumptions used to test non-current assets and goodwill for impairment. Relevant cash generating units are tested annually for impairment. These are based on risk-adjusted future cash flows discounted using appropriate interest rates. The key assumptions used are specified in note 7. Assumptions relating to risk-adjusted future cash flows and discount rates are based on business forecasts and are therefore inherently subjective. Future events could cause a change in business forecasts, with a consequent adverse effect on the future results of the Group. To the extent considered a reasonably possible change in key assumptions could result in an impairment of goodwill, a sensitivity analysis has been disclosed to show the effect of changes to these assumptions and the effect of the cash generating unit (CGU) on the recoverable amount. • Determination the fair value of assets, liabilities and contingent liabilities related to business combinations. Details of the fair value methods used by the Group are provided in note 3. • Evaluation of the capitalization of development costs (see note 4(h)). The key assumption is related to the estimation of sufficient future economic benefits of the projects. • Evaluation of provisions and contingencies. Key assumptions relate to the evaluation of the likelihood of an outflow of resources due to a past event, as well as to the evaluation of the best estimate of the likely outcome. These estimates take into account the specific circumstances of each dispute and relevant external advice and therefore are inherently subjective and could change substantially over time as new facts arise and each dispute progresses. Details of the status of various uncertainties involved in significant unresolved disputes are set out in note 29. • Evaluation of the recoverability of tax credits, including tax loss carryforwards and rights for deductions. Deferred tax assets are recognized to the extent that future taxable profits will be available against which the temporary differences can be utilized, based on management's assumptions relating to the amount and timing of future taxable profits (see notes 4(t) and 27). • Analysis that the refinancing of debt and bonds does not result in a new financial liability. No changes have been made to prior year judgments relating to existing uncertainties. The Group is also exposed to interest rate and currency risks. Refer to sensitivity analysis in note 30. (b) Basis of consolidation Appendix I shows details of the percentages of direct or indirect ownership of subsidiaries by the Company at 31 December 2017, 2016 and 2015, as well as the consolidation method used in each case for preparation of the accompanying consolidated annual accounts. Subsidiaries in which the Company directly or indirectly owns the majority of equity or voting rights have been fully consolidated. Associates in which the Company owns between 20% and 50% of share capital and over which it has no control but does have significant influence, have been accounted for under the equity method. 2

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) Although the Group holds 30% of the shares with voting rights of Grifols Malaysia Sdn Bhd, it controls the majority of the economic and voting rights of Grifols Malaysia Sdn Bhd through a contract with the other shareholder and a pledge on its shares. As a consequence it has been fully consolidated. Grifols (Thailand) Ltd. has two classes of shares and it grants the majority of voting rights to the class of shares held by the Group. As a consequence it has been fully consolidated. Changes in associates are detailed in note 10. Changes in subsidiaries In 2017: • On 4 December 2017, Progenika Biopharma, S.A., transferred the total shares of Abyntek Biopharma, S.L. to a third party. No profit or loss has been recognized on this transaction. On 11 October 2017, Grifols Diagnostic Solutions, Inc. acquired an additional 0.98% interest in Progenika Biopharma, S.A. from its non-controlling interests for a total amount of Euros 644 thousand in the form of a cash payment. As a result, Grifols owns 90.23% of Progenika’s share capital at 31 December 2017. • On 24 July 2017, Grifols has acquired an additional 40% interest in Kiro Grifols, S.L. for a purchase price of Euros 12.8 million. With this new acquisition, Grifols has reached a 90% interest in equity of Kiro Grifols S.L. (see note 3(b)). • • On 13 March 2017, Progenika Latina, S.A. de C.V., was wound up. The assets and liabilities of Progenika Latina. S.A. de C.V. have been integrated into Progenika Biopharma, S.A. On 31 January 2017, Grifols closed the transaction for the asset purchase agreement to acquire Hologic’s business of NAT (Nucleic Acid Testing) donor screening unit, previously agreed on 14 December 2016, for a total amount of US Dollar 1,865 million (see note 3(a)). • • On 5 January 2017, the Group incorporated a new company called Chiquito Acquisition Corp. • With effect as of 1 January 2017, Grifols Diagnostic Solutions, Inc. and Progenika, Inc. entered into a merger agreement. The surviving company was Grifols Diagnostic Solutions, Inc. In 2016 Grifols incorporated the following companies: PBS Acquisition Corp. (USA) Grifols Diagnostics Equipment Taiwan Limited (Taiwan) Grifols Innovation and New Technologies Limited (Ireland) • • • • On 12 December 2016, the Group company Grifols Innovation and New Technologies Limited subscribed to an increase in the share capital of VCN Biosciences, S.L. amounting to Euros 5 million. Following this capital increase, Grifols’ interest rose to 81.34%. Grifols subscribed to another capital increase on 16 November 2015 through the Group company Gri-Cel, S.A. for an amount of Euros 2,549 thousand (see note 3(d)). With effect as of 1 November 2016, Grifols Brasil, Lda. and Gri-Cei, S.A Produtos para Trasfusao entered into a merger agreement. The surviving company was Grifols Brasil, Lda. • • In August 2016 and July 2015 Araclon Biotech , S.L carried out two share capital increases of Euros 6.7 million and Euros 6 million, respectively. After the latter capital increase Grifols’ interest rose to 73.22% (see note 15 (c)). 3

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Annual Accounts
(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

- In July 2016 the Group acquired an additional 20% of the assets of Medion Diagnostics AG in exchange for 59,951 treasury stocks (Class B Shares) from its non-controlling interests. After this acquisition, Grifols' interest rose to 100%.

- On 3 March, 2016 the Group executed the call option on 32.93% of the shares in Progenika Biopharma, S.A. for Euros 25 million following the exercise of call and put options agreed in February 2013. Grifols paid 50% of this investment in Grifols B shares (876,777 shares) and the remaining 50% in cash (see note 15(d)). The Group guaranteed the selling shareholders the option to repurchase the Class B shares during the first five days following the sale date. As a result, Grifols owns 89.25% of Progenika's share capital at 31 December 2016.

- With effect as of 1 January 2016, Progenika Biopharma, S.A and Brainco Biopharma, S.L entered into a merger agreement. The surviving company was Progenika Biopharma, S.A.

In 2015:

- On 9 February 2015 the Group acquired 100% of the assets of Gripdan Invest, S.L. for Euros 46 million in the form of a cash payment.

- Effective as of 1 January 2015, Plasmacare, Inc and Biomat USA, Inc. entered into a merger agreement, the surviving company being Biomat USA, Inc.

- Effective as of 1 January 2015, Proteomika, S.L.U. and Progenika Biopharma, S.A entered into a merger agreement, the surviving company being Progenika Biopharma, S.A.

- Effective as of 1 January 2015, Arrahona Optimus, S.L and Grifols, S.A entered into a merger agreement, the surviving company being Grifols, S.A.

Changes in associates and joint control

Changes in associates and joint control are detailed in note 10.

(c) Amendments to IFRS in 2017, 2016 and 2015

In accordance with IFRS, the following should be noted in connection with the scope of application of IFRS and the preparation of these consolidated annual accounts of the Group.

Effective date in 2015

		Mandatory application for annual periods beginning on or after:	
Standards		IASB effective date	EU effective date
IAS 19	Defined Benefit Plans: employee contributions (amendments to IAS 19)	1 July 2014	1 February 2015 (*)
Various	Annual improvements to IFRSs 2010-2012 cycle	1 July 2014	1 February 2015 (*)
Various	Annual improvements to IFRSs 2011-2013 cycle	1 July 2014	1 January 2015 (*)

(*) early adopted

4

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Effective date in 2016

Standards		Mandatory application for annual periods beginning on or after: IASB effective date	EU effective date
IAS 16 IAS 38	Clarification of Acceptable Methods of Depreciation and Amortisation (issued on 12 May 2014)	1 January 2016	1 January 2016
IFRS 11	Accounting for Acquisitions of Interests in Joint Operations (issued on 6 May 2014)	1 January 2016	1 January 2016
IAS 27	Equity Method in Separate Financial Statements (issued on 12 August 2014)	1 January 2016	1 January 2016
Various	Annual Improvements to IFRSs 2012-2014 cycle (issued on 25 September 2014)	1 January 2016	1 January 2016
IAS 1	Disclosure Initiative (issued on 18 December 2014)	1 January 2016	1 January 2016

Effective date in 2017

Standards		Mandatory application for annual periods beginning on or after: IASB effective date	EU effective date
IAS 12	Recognition of Deferred Tax Assets for Unrealized Losses (issued on 19 January 2016)	1 January 2017	1 January 2017
IAS 7	Disclosure Initiative (issued on 29 January 2016)	1 January 2017	1 January 2017
Various	Annual improvements to IFRSs 2014 - 2016 cycle (issued on 8 December 2016) - IFRS 12	1 January 2017	Pending

The modification to IFRS 12 issued by IASB is pending approval by the EU. Consequently, the Group confirms that despite the existing divergence between IASB-IFRS and IFRS-EU at 31 December 2017, it is a minor difference that requires additional information.

The application of these standards and interpretations has had no material impact on these consolidated annual accounts.

5

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Standards issued but not effective in 2017

		Mandatory application for annual periods beginning on or after:	
Standards		IASB effective date	EU effective date
IFRS 15	Revenue from contracts with Customers (issued on 28 May 2014)	1 January 2018	1 January 2018
IFRS 15	Clarification to IFRS15 Revenue from Contracts with Customers (issued on 12 April 2016)	1 January 2018	1 January 2018
IFRS 9	Financial instruments (issued on 24 July 2014)	1 January 2018	1 January 2018
IFRS 2	Classification and Measurement of Share-based Payment Transactions (issued on 20 June 2016)	1 January 2018	pending
IFRS 4 IFRS 9	Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts (issued on 12 September 2016)	1 January 2018	1 January 2018
IFRIC 22	IFRIC 22 Interpretation: Foreign currency translations and Advance Consideration	1 January 2018	pending
IAS 40	Amendments to IAS 40: Transfers of Investment Property	1 January 2018	pending
Various	Annual improvements to IFRSs 2014 - 2016 cycle (issued on 8 December 2016)	1 January 2018	pending
IFRS 16	Leases (Issued on 13 January 2016)	1 January 2019	1 January 2019
IFRIC 23	Uncertainty over Income Tax Treatments (issued on 7 June 2017)	1 January 2019	pending
IFRS 9	Prepayment Features with Negative Compensation (issued on 12 October 2017)	1 January 2019	pending
IAS 28	Long-term interests in Associates and Joint Ventures (issued on 12 October 2017)	1 January 2019	pending
Various	Annual Improvements to IFRS Standards 2015-2017 Cycle (issued on 12 December 2017)	1 January 2019	pending
IFRS 17	Insurance Contracts (issued on 18 May 2017)	1 January 2021	pending
IAS 19	Amendment to IAS19: Plan Amendment, Curtailment or Settlemet (issued on 7 7 February 2018)	1 January 2019	pending

At the date of issue of these consolidated annual accounts, the Group is analyzing the impact of the application of the above standards or interpretations published by the International Accounting Standards Board (IASB).

IFRS 9 Financial Instruments

Based on the analysis at the date these consolidated annual accounts were authorized for issue, the expected impacts of adopting IFRS 9 Financial Instruments are summarized below:

- Classification and measurement of financial assets:

In general terms, based on the analysis of the new classification vis-à-vis the business model, no significant impacts are foreseen and the majority of financial assets are expected to continue to be measured at amortized cost, the main exception being equity instruments, which will be measured at fair value.

6

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

- Impairment of financial assets:

For trade receivables the Group will use the simplified approach, estimating lifetime expected credit losses, while for all other financial assets the Group will use the general approach for calculating expected credit losses. In both cases, due to the customers' credit rating, as well as the internal classification systems currently in place for new customers, and considering that collection periods are mostly under 30 days, the adoption of IFRS 9 will not have a significant impact.

- Modification or exchanges of financial liabilities that do not result in derecognition of liabilities

According to the IASB's interpretation published in October 2017, when a financial liability measured at amortized cost is modified or exchanged and does not result in the derecognition of the financial liability, a gain or loss should be recognized in profit or loss, calculated as the difference between the original contractual cash flows from the liability and the modified cash flows, discounted at the original effective interest rate of the liability.

IFRS 9 must be applied retrospectively as of 1 January 2018, therefore any gains or losses from the modification of financial liabilities that arise from applying the new standard in years prior to 1 January 2018 will be recognized in reserves at that date. Grifols has retrospectively calculated the impact of adopting IFRS 9 on the refinancing of its senior debt and unsecured senior corporate bonds in 2014 and 2017. As a result of these new calculations, the 2014 refinancing of both debts did not cause the derecognition of the respective liabilities, therefore generating an adjustment to profit and loss in that year. Considering the retroactive adjustment generated in 2014, the 2017 refinancing of senior debt did not result in the derecognition of the financial liability either. However the unsecured senior corporate bonds refinancing did cause the derecognition of the liability as it did not pass the new quantitative test. The adoption of IFRS 9 entails a positive impact on reserves of Euros 24,636 thousand.

Detail of the impact in reserves due to IFRS 9 aplication, were as follows:

	Thousand of Euros		
Senior Unsecured Noted	IAS 39	IFRS 9	Impact 01/01/2018
Total Debt	853,667	1,000,000	146,334
Deferred Expenses			(41,036)
Negative Impact in reserves			105,298

	Thousand of Euros		
Senior Secured Debt	IAS 39	IFRS 9	Impact 01/01/2018
Total Debt	3,375,157	3,226,244	(148,913)
Deferred Expenses			18,979
Positive impact in reserves			(129,934)

	Thousand of Euros		
Total Impact	IAS 39	IFRS 9	Impact 01/01/2018
Total Debt	4,228,823	4,226,244	(2,579)
Deferred Expenses			(22,056)
Positive impact in reserves			(24,636)

7

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) IFRS 15 Revenue from Contracts with Customers. IFRS 15 provides a framework that replaces the previous guides on revenue recognition. According to the new criteria, a five-step model should be used to determine the timing and amounts of revenue recognition: Step 1: Identify the contract. Step 2: Identify the performance obligations in the contract. Step 3: Determine the transaction price. Step 4: Allocate the transaction price to the performance obligations in the contract. Step 5: Recognize revenue. This new model specifies that revenue should be recognized when (or as) control of the goods or services is transferred from an entity to customers, for the amount the entity expects to be entitled to receive. Depending on whether certain criteria are met, revenue is recognized over time, reflecting that the entity has satisfied the performance obligation, or at a point in time, when control of the goods or services is transferred to customers. Based on the analysis at the date of preparing these consolidated annual accounts, there has been no impact from adopting IFRS 15 Revenue from Contracts with Customers. Under IFRS 15, entities may adopt the new standard retrospectively or through an adjustment for the accumulated effect at the start of the first year it is applicable. Grifols has opted for the accumulated effect approach as it deems the impact to be immaterial to the financial statements taken as a whole. (3) Business Combinations 2017 (a) Hologic Acquisition On 14 December 2016 Grifols entered into an asset purchase agreement to acquire assets corresponding to Hologic’s NAT (Nucleic Acid Testing) business donor screening unit for US Dollars 1,865 million. The transaction was closed on 31 January 2017. The agreement encompasses the acquisition of the Hologic business engaged in research, development and manufacture of assays and instruments based on NAT technology for transfusion and transplantation screening. In addition, it was agreed to cancel the existing joint-collaboration agreement for the commercialization of NAT donor screening products by Grifols. NAT technology makes it possible to detect the presence of infectious agents in blood and plasma donations, contributing to greater transfusion safety. The transaction is structured through the purchase of assets by Grifols Diagnostic Solutions, Inc., a U.S. incorporated and wholly-owned subsidiary of Grifols, S.A. The assets acquired comprise a plant in San Diego, California (United States) as well as development rights, licenses to patents and access to product manufacturers. Grifols consolidates itself as one of the only vertically integrated providers capable of offering comprehensive solutions to blood and plasma donation centers. This acquisition strengthens cash flows and positively impacts the Group’s margins. The sales revenues of the Diagnostic Division will not change as a result of the acquisition due to the existing joint-business between Grifols and Hologic in place since 2014, under which Grifols already owns customer facing activities and records all revenues. It is expected that this acquisition will strengthen the position of the Grifols Diagnostic Division in transfusion medicine and will increase significantly the profitability of Grifols Diagnostic Division having a direct impact on the Group’s EBITDA margin. By streamlining and integrating the NAT business, operational efficiency will be in terms of production, R&D, overheads and administrative expenses. 8

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) Details of the aggregate business combination cost, the fair value of the net assets acquired and goodwill at the acquisition date are provided below: Thousands of US Dollars T housands of Euros Cost of the business combination Pay ment in cash Result of t he cancellat ion of t he exist ing contract 1,734,077 41,894 1,865,000 45,057 T otal business combinat ion cost 1,775,971 1,910,057 Fair value of net asset s acquired 309,551 332,923 Goodwill (excess of the cost of the business combination over t he fair value of net assets acquired) 1,466,420 1,577,134 As part of the purchase price allocation, the Company determined that the identifiable intangible assets were developed technology and IPR&D. The fair value of the intangible assets was estimated using the income approach. The cash flows were based on estimates used to price the transaction and the discount rates applied were benchmarked with reference to the implied rate of return from the transaction model and the weighted average cost of capital. The developed technology assets are comprised of know-how, patents and technologies embedded in revenue. The Company applied the Relief-from-Royalty Method to determine its fair value. IPR&D projects relate to in-process projects that have not reached technological feasibility as of the acquisition date. All of the IPR&D assets were valued using the Multiple-Period Excess Earnings Method approach. The excess of the purchase price over the estimated fair value of the net assets acquired was recorded to goodwill. The factors contributing to the recognition of the amount of goodwill were the assembled workforce, cost savings and benefits arising from the vertical integration of the business that will lead to efficiencies of R&D, commercial and manufacturing activities. The expenses incurred in this transaction in 2017 amount to approximately Euros 13 million (Euros 5.1 million in 2016). The resulting Goodwil has been allocated to the Diagnostic segment. 9

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

The amounts determined at the date of acquisition of assets, liabilities and contingent liabilities were as follows:

	Fair Value	
	Thousands of Euros	Thousands of US Dollars
R&D in progress	137,756	148,157
Other Intangible assets	142,174	152,908
Property, plant and equipment	24,569	26,424
Deferred Tax Assets (note 27)	16,736	18,000
Inventories	30,157	32,434
Total Assets	351,392	377,923
Current Provisions (note 19 (b))	41,841	45,000
Total liabilities and contingent liabilities	41,841	45,000
Total net assets acquired	309,551	332,923

(b) Kiro Grifols, S.L.

On 25 July 2017 the Group subscribed a capital increase in Kiro Grifols, S.L (formerly Kiro Robotics, S.L.) for an amount of Euros 12.8 million, which represents 40% of the voting and economic rights of Kiro Grifols. In September 2014 the Group had already subscribed a capital increase in Kiro Grifols, S.L (formerly Kiro Robotics, S.L.) for an amount of Euros 21 million, by virtue of which Grifols acquired 50% of Kiro Grifols economic and voting rights. The capital increase was paid by means of a monetary contribution.

As a result, Grifols owns a total of 90% of the voting and economic rights of Kiro Grifols. The remaining 10% will continue to be held by Socios Fundadores Kiro, S.L. a company wholly owned by cooperatives of the Mondragon Corporation.

Grifols also entered into a joint venture & shareholders' agreement (the "Joint Venture Agreement") with Kiro Grifols' partners: Mondragon Innovacion S.P.E, S.A.; Mondragon Assembly, S.Coop. and Agrupación de Fundición y Utillaje, S.Coop.. This agreement governs, among other matters, the capital increase subscribed by Grifols and the managing and governing bodies of Kiro Grifols, whether these are the Board of Directors or any other internal managing and governing bodies.

At the date of issue of these consolidated annual accounts, the Group is working to determine the definitive fair value of intangible assets, liabilities and contingent liabilities acquired in the business combination.

(c) <u>Kedplasma</u>

On 27 December 2016 Grifols entered into an agreement to acquire six new Plasma Donor Centers to the company Kedplasma, LLC, with a purchase price of US Dollar 47 million. Delivery of these centers has been made in February 2017.

10

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) Aggregate details of the combination cost, fair value of the net assets acquired and goodwill at the acquisition date (or surplus net assets acquired over the combination cost) are as follows: Thousands of Euros Thousands of US Dollars Cost of the business combination Pay ment in cash 44,238 47,083 Total business combination cost 44,238 47,083 Fair value of net assets acquired 4,137 4,403 Goodwill (excess of the cost of the business combination over the fair value of net assets acquired) 40,101 42,680 The fair value of net assets acquired includes property, plant thousand. and equipment amounting to Euros 3,698 Goodwill is allocated to the Bioscience segment and includes plasma donor center base, FDA licenses and workforce retained. At 31 December 2016, the group advanced the sum of US Dollar 15 million related to this acquisition. 2015 (d) VCN On 14 February 2014 and 16 November 2015, the Group company Gri-Cel, S.A, subscribed both share capital increases in the capital of VCN Bioscience, S.L for Euros 700 thousand and Euros 2,549 thousand, respectively. After this capital increase, Grifols’ interest rises to 68.01% in 2015 and the company is fully consolidated at year end. Since 2016, the Group company Grifols Innovation and New Technologies Limited centralize the Group’s investments in R&D projects in fields of medicine other than its core business. (4) Significant Accounting Policies (a) Subsidiaries and associates Subsidiaries are entities, including special purpose entities (SPE), over which the Group exercises control, either directly or indirectly, through subsidiaries. The Group controls a subsidiary when it has the substantive rights in force that provide the ability to manage relevant activities. The Group is exposed or has the right to variable returns for its involvement in the subsidiaries when the returns obtained vary depending on the economic performance of the subsidiaries. The income, expenses and cash flows of subsidiaries are included in the consolidated annual accounts from the date of acquisition, which is when the Group takes control. Subsidiaries are excluded from the consolidated Group from the date on which control is lost. Transactions and balances with Group companies and unrealized gains or losses have been eliminated upon consolidation. The accounting policies of subsidiaries have been adapted to those of the Group for transactions and other events in similar circumstances. The financial statements of consolidated subsidiaries have been prepared as of the same date and for the same reporting period as the financial statements of the Company. 11

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) Associates are entities over which the Company, either directly or indirectly through subsidiaries, exercises significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those entities. The existence of potential voting rights that are exercisable or convertible at the end of each reporting period, including potential voting rights held by the Group or other entities, are considered when assessing whether an entity has significant influence. Investments in associates are accounted for using the equity method from the date that significant influence commences until the date that significant influence ceases. Investments in associates are initially recognized at acquisition cost, including any cost directly attributable to the acquisition and any consideration receivable or payable contingent on future events or on compliance with certain conditions. The excess of the cost of the investment over the Group’s share of the fair values of the identifiable net assets is recognized as goodwill, which is included in the carrying amount of the investment. Any shortfall, once the cost of the investment and the identification and measurement of the associate’s net assets have been evaluated, is recognized as income when determining the investor’s share of the profit and loss of the associate for the year in which it was acquired. The accounting policies of associates have been harmonized in terms of timing and measurement, applying the policies described for subsidiaries. The Group’s share of the profit and loss of an associate from the date of acquisition is recognized as an increase or decrease in the value of the investments, with a credit or debit to share of the profit and loss for the year of “equity-accounted investees” in the consolidated statement of profit and loss (consolidated statement of comprehensive income). The Group’s share of other comprehensive income of associates from the date of acquisition is recognized as an increase or decrease in the investments in associates with a balancing entry recognized by type in other comprehensive income. The distribution of dividends is recognized as a decrease in the value of the investment. The Group’s share of profit and loss, including impairment losses recognized by the associates, is calculated based on income and expenses arising from application of the acquisition method. The Group’s share of the profit and loss of an associate and changes in equity is calculated to the extent of the Group’s interest in the associate at year end and does not reflect the possible exercise or conversion of potential voting rights. However, the Group’s share is calculated taking into account the possible exercise of potential voting rights and other derivative financial instruments which, in substance, currently allow access to the economic benefits associated with the interests held, such as entitlement to a share in future dividends and changes in the value of associates. Information on the subsidiaries and associates included in the consolidated Group is presented in Appendix I. (b) Business combinations On the date of transition to IFRS-EU, 1 January 2004, the Group applied the exception permitted under IFRS 1 “First-time adoption of International Financial Reporting Standards”, whereby only those business combinations performed as from 1 January 2004 have been recognized using the acquisition method. Entities acquired prior to that date were recognized in accordance with accounting prevailing at that time, taking into account the necessary corrections and adjustments at the transition date. The Group applies the revised IFRS 3 “Business combinations” in transactions made subsequent to 1 January 2010. The Group applies the acquisition method for business combinations. The acquisition date is the date on which the Group obtains control of the acquiree. 12

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) Business combinations made subsequent to 1 January 2010 The cost of the business combination is calculated as the sum of the acquisition-date fair values of the assets transferred, the liabilities incurred or assumed, equity instruments issued and any additional consideration contingent on future events or the fulfilment of certain conditions, in exchange for control of the acquiree. The consideration paid excludes all amounts that do not form part of the exchange for the acquired business. Acquisition-related costs are accounted for as expenses when incurred. Share increase costs are recognized as equity when the increase takes place and borrowing costs are deducted from the financial liability when it is recognized. At the acquisition date the Group recognizes at fair value the assets acquired and liabilities assumed. Liabilities assumed include any contingent liabilities that represent present obligations arising from past events for which the fair value can be reliably measured. The Group also recognizes indemnification assets transferred by the seller at the same time and following the same measurement criteria as the item that is subject to indemnification from the acquired business, taking into consideration, where applicable, the insolvency risk and any contractual limit on the indemnity amount. This criterion does not include non-current assets or disposal groups of assets which are classified as held for sale, long-term defined benefit employee benefit liabilities, share-based payment transactions, deferred tax assets and liabilities and intangible assets arising from the acquisition of previously transferred rights. Assumed assets and liabilities are classified and designated for subsequent measurement in accordance with the contractual terms, economic conditions, operating or accounting policies and other factors that exist at the acquisition date, except for leases and insurance contracts. The excess between the consideration transferred and the value of net assets acquired and liabilities assumed, less the value assigned to non-controlling interests, is recognized as goodwill. Where applicable, any shortfall, after evaluating the consideration transferred, the value assigned to non-controlling interests and the identification and measurement of net assets acquired, is recognized in profit and loss. When a business combination has been provisionally determined, net identifiable assets have initially been recognized at their provisional value, and any adjustments made during the measurement period have been recorded as if they had been known at that date. Where applicable, comparative figures for the prior year have been restated. Adjustments to the provisional values only reflect information relating to events and circumstances existing at the acquisition date and which, had they been known, would have affected the amounts recognized at that date. Once this period has elapsed, adjustments are only made to initial values when errors must be corrected. Any potential benefits arising from tax losses and other deferred tax assets of the acquiree that have not been recorded as they did not qualify for recognition at the acquisition date, are accounted for as income tax revenue, provided the adjustments were not made during the measurement period. The contingent consideration is classified in accordance with underlying contractual terms as a financial asset or financial liability, equity instrument or provision. Provided that subsequent changes to the fair value of a financial asset or financial liability do not relate to an adjustment of the measurement period, they are recognized in consolidated profit and loss. The contingent consideration classified, where applicable, as equity is not subject to subsequent change, with settlement being recognized in equity. The contingent consideration classified, where applicable, as a provision is recognized subsequently in accordance with the relevant measurement standard. Business combinations made prior to 1 January 2010 The cost of the business combination is calculated as the sum of the acquisition-date fair values of the assets transferred, the liabilities incurred or assumed, and equity instruments issued by the Group, in exchange for control of the acquiree, plus any costs directly attributable to the business combination. Any additional consideration contingent on future events or the fulfilment of certain conditions is included in the cost of the combination provided that it is probable that an outflow of resources embodying economic benefits will be required and the amount of the obligation can be reliably estimated. Subsequent recognition of contingent 13

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) considerations or subsequent variations to contingent considerations is recognized as a prospective adjustment to the cost of the business combination. Where the cost of the business combination exceeds the Group’s interest in the fair value of the identifiable net assets of the entity acquired, the difference is recognized as goodwill, whilst the shortfall, once the costs of the business combination and the fair values of net assets acquired have been reconsidered, is recognized in profit and loss. (c) Non-controlling interests Non-controlling interests in subsidiaries acquired after 1 January 2004 are recognized at the acquisition date at the proportional part of the fair value of the identifiable net assets. Non-controlling interests in subsidiaries acquired prior to the transition date were recognized at the proportional part of the equity of the subsidiaries at the date of first consolidation. Non-controlling interests are disclosed in the consolidated balance sheet under equity separately from equity attributable to the Parent. Non-controlling interests’ share in consolidated profit and loss for the year (and in consolidated comprehensive income for the year) is disclosed separately in the consolidated statement of profit and loss (consolidated statement of comprehensive income). The consolidated profit and loss for the year, consolidated comprehensive income and changes in equity of the subsidiaries attributable to the Group and non-controlling interests after consolidation adjustments and eliminations, is determined in accordance with the percentage ownership at year end, without considering the possible exercise or conversion of potential voting rights. However, Group and non-controlling interests are calculated taking into account the possible exercise of potential voting rights and other derivative financial instruments which, in substance, currently allow access to the economic benefits associated with the interests held, such as entitlement to a share in future dividends and changes in the value of subsidiaries. Profit and loss and each component of other comprehensive income are assigned to equity attributable to shareholders of the Parent and to non-controlling interests in proportion to their interest, although this implies a balance receivable from non-controlling interests. Agreements signed between the Group and the non-controlling interests are recognized as a separate transaction. The increase and reduction of non-controlling interests in a subsidiary in which control is retained is recognized as an equity instrument transaction. Consequently, no new acquisition cost arises on increases, nor is a gain recorded on reductions; rather, the difference between the consideration transferred or received and the carrying amount of the non-controlling interests is recognized in the reserves of the investor, without prejudice to reclassifying consolidation reserves and reallocating other comprehensive income between the Group and the non-controlling interests. When a Group’s interest in a subsidiary diminishes, non-controlling interests are recognized at their share of the net consolidated assets, including goodwill. (d) Joint arrangements Joint arrangements are those in which there is a contractual agreement to share the control over an economic activity, in such a way that the decisions over relevant activities require the unanimous consent of the Group and the remaining venturers. Investments in joint arrangements are accounted for using the equity method. The acquisition cost of investments in joint arrangements is determined consistently with that established for investments in associates. 14

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) (e) Foreign currency transactions and balances (i) Functional and presentation currency The consolidated annual accounts are presented in thousands of Euros, which is the functional and presentation currency of the Parent. (ii) Foreign currency transactions, balances and cash flows Foreign currency transactions are translated into the functional currency using the previous month’s exchange rate for all transactions performed during the current month. This method does not differ significantly from applying the exchange rate at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies have been translated into thousands of Euros at the closing rate, while non-monetary assets and liabilities measured at historical cost have been translated at the exchange rate prevailing at the transaction date. Non-monetary assets measured at fair value have been translated into thousands of Euros at the exchange rate at the date that the fair value was determined. In the consolidated statement of cash flows, cash flows from foreign currency transactions have been translated into thousands of Euros at the exchange rates prevailing at the dates the cash flows occur. The effect of exchange rate fluctuations on cash and cash equivalents denominated in foreign currencies is recognized separately in the statement of cash flows as “Effect of exchange rate fluctuations on cash and cash equivalents”. Exchange gains and losses arising on the settlement of foreign currency transactions and the translation into thousands of Euros of monetary assets and liabilities denominated in foreign currencies are recognized in profit and loss. (iii) Translation of foreign operations The translation into thousands of Euros of foreign operations for which the functional currency is not the currency of a hyperinflationary economy is based on the following criteria: • Assets and liabilities, including goodwill and net asset adjustments derived from the acquisition of the operations, including comparative amounts, are translated at the closing rate at the reporting date; • Income and expenses, including comparative amounts, are translated using the previous month's exchange rate for all transactions performed during the current month. This method does not differ significantly from using the exchange rate at the date of the transaction; • Translation differences resulting from application of the above criteria are recognized in other comprehensive income. (f) Borrowing costs In accordance with IAS 23 “Borrowing Costs”, since 1 January 2009 the Group recognizes borrowing costs directly attributable to the purchase, construction or production of qualifying assets as an increase in the value of these assets. Qualifying assets are those which require a substantial period of time before they can be used or sold. To the extent that funds are borrowed specifically for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalization is determined as the actual borrowing costs incurred, less any investment income on the temporary investment of those funds. Capitalized borrowing costs corresponding to general borrowing are calculated as the weighted average of the qualifying assets without considering specific funds. The amount of borrowing costs capitalized cannot exceed the amount of borrowing costs incurred during that period. The capitalized borrowing costs include adjustments to the carrying amount of financial liabilities arising from the effective portion of hedges entered into by the Group. 15

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) The Group begins capitalizing borrowing costs as part of the cost of a qualifying asset when it incurs expenditure for the asset, interest is accrued, and it undertakes activities that are necessary to prepare the asset for its intended use or sale, and ceases capitalizing borrowing costs when all or substantially all the activities necessary to prepare the qualifying asset for its intended use or sale are complete. Nevertheless, capitalization of borrowing costs is suspended when active development is interrupted for extended periods. (g) Property, plant and equipment (i) Initial recognition Property, plant and equipment are recognized at cost or deemed cost, less accumulated depreciation and any accumulated impairment losses. The cost of self-constructed assets is determined using the same principles as for an acquired asset, while also considering the criteria applicable to production costs of inventories. Capitalized production costs are recognized by allocating the costs attributable to the asset to “Self-constructed non-current assets” in the consolidated statement of profit and loss. At 1 January 2004 the Group opted to apply the exemption regarding fair value and revaluation as deemed cost as permitted by IFRS 1 First time Adoption of International Financial Reporting Standards. (ii) Depreciation Property, plant and equipment are depreciated by allocating the depreciable amount of an asset on a systematic basis over its useful life. The depreciable amount is the cost or deemed cost of an asset, less its residual value. The Group determines the depreciation charge separately for each item for a component of property, plant and equipment with a cost that is significant in relation to the total cost of the asset. Property, plant and equipment are depreciated using the following criteria: Dep reciation method Rates Buildings Other p rop erty , technical equip ment and machinery Other p rop erty , p lant and equip ment Straight line Straight line Straight line 1% - 3% 4%-10% 7% - 33% The Group reviews residual values, useful lives and depreciation methods at each financial year end. Changes to initially established criteria are accounted for as a change in accounting estimates. (iii) Subsequent recognition Subsequent to initial recognition of the asset, only those costs incurred which will probably generate future profits and for which the amount may reliably be measured are capitalized. Costs of day-to-day servicing are recognized in profit and loss as incurred. Replacements of property, plant and equipment which qualify for capitalization are recognized as a reduction in the carrying amount of the items replaced. Where the cost of the replaced items has not been depreciated independently and it is not possible to determine the respective carrying amount, the replacement cost is used as indicative of the cost of items at the time of acquisition or construction. (iv) Impairment The Group tests for impairment and reversals of impairment losses on property, plant and equipment based on the criteria set out in note 4(i) below. 16

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) (h) Intangible assets (i) Goodwill Goodwill is generated on the business combinations and is calculated using the criteria described in the section on business combinations. Goodwill is not amortized, but is tested for impairment annually or more frequently whenever there is an indication that goodwill may be impaired. Goodwill acquired in business combinations is allocated to the cash-generating units (CGUs) or groups of CGUs which are expected to benefit from the synergies of the business combination and the criteria described in note 7 are applied. After initial recognition, goodwill is measured at cost less any accumulated impairment losses. (ii) Internally generated intangible assets Any research and development expenditure incurred during the research phase of projects is recognized as an expense when incurred. Costs related with development activities are capitalized when: • The Group has technical studies that demonstrate the feasibility of the production process; • The Group has undertaken a commitment to complete production of the asset, to make it available for sale or internal use; • The asset will generate sufficient future economic benefits; • The Group has sufficient technical and financial resources to complete development of the asset and has devised budget control and cost accounting systems that enable monitoring of budgetary costs, modifications and the expenditure actually attributable to the different projects. The cost of internally generated assets by the Group is calculated using the same criteria established for determining production costs of inventories. The production cost is capitalized by allocating the costs attributable to the asset to self-constructed non-current assets in the consolidated statement of profit and loss. Expenditure on activities that contribute to increasing the value of the different businesses in which the Group as a whole operates is expensed when incurred. Replacements or subsequent costs incurred on intangible assets are generally recognized as an expense, except where they increase the future economic benefits expected to be generated by the assets. (iii) Other intangible assets Other intangible assets are carried at cost, or at fair value if they arise on business combinations, less accumulated amortization and impairment losses. Intangible assets with indefinite useful lives are not amortized but tested for impairment at least annually. (iv) Intangible assets acquired in business combinations The cost of identifiable intangible assets acquired in the business combination of Hologic includes the fair value of the R&D projects and the Intellectual Property-Patents. The cost of identifiable intangible assets acquired in the business combination of Novartis includes the fair value of the existing royalty agreements. 17

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

The cost of identifiable intangible assets acquired in the business combination of the Progenika Group includes the fair value of the currently marketed products sold and which are classified under "Other intangible assets" and "Development costs".

The cost of identifiable intangible assets acquired in the Talecris business combination includes the fair value of currently marketed products sold and which are classified under "Other intangible assets".

(v) *Useful life and amortization rates*

The Group assesses whether the useful life of each intangible asset acquired is finite or indefinite. An intangible asset is regarded as having an indefinite useful life when there is no foreseeable limit to the period over which the asset will generate net cash inflows.

Intangible assets with finite useful lives are amortized by allocating the depreciable amount of an asset on a systematic basis over its useful life, by applying the following criteria:

	Amortisation method	Rates
Development expenses	Straight line	10%
Concessions, patents, licences, trademarks and similar	Straight line	7% - 20%
Computer software	Straight line	33%
Currently marketed products	Straight line	3% - 10%

The depreciable amount is the cost or deemed cost of an asset, less its residual value.

The Group does not consider the residual value of its intangible assets to be material. The Group reviews the residual value, useful life and amortization method for intangible assets at each financial year end. Changes to initially established criteria are accounted for as a change in accounting estimates.

(i) Impairment of goodwill, other intangible assets and other non-financial assets subject to depreciation or amortization

The Group evaluates whether there are indications of possible impairment losses on non-financial assets subject to amortization or depreciation, to verify whether the carrying amount of these assets exceeds the recoverable amount.

The Group tests goodwill, intangible assets with indefinite useful lives and intangible assets with finite useful lives that are not available for use for potential impairment at least annually, irrespective of whether there is any indication that the assets may be impaired.

The recoverable amount of the assets is the higher of their fair value less costs of disposal and their value in use. An asset's value in use is calculated based on an estimate of the future cash flows expected to derive from the use of the asset, expectations about possible variations in the amount or timing of those future cash flows, the time value of money, the price for bearing the uncertainty inherent in the asset and other factors that market participants would reflect in pricing the future cash flows deriving from the asset.

Negative differences arising from comparison of the carrying amounts of the assets with their recoverable amounts are recognized in the consolidated statement of profit and loss. Recoverable amount is determined for each individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. If this is the case, recoverable amount is determined for the cash-generating unit (CGU) to which the asset belongs.

Impairment losses recognized for cash-generating units are first allocated to reduce, where applicable, the carrying amount of goodwill allocated to the CGU and then to the other assets of the CGU pro rata on the basis

18

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) of the carrying amount of each asset. The carrying amount of each asset may not be reduced below the highest of its fair value less costs of disposal, its value in use and zero. At the end of each reporting period the Group assesses whether there is any indication that an impairment loss recognized in prior periods may no longer exist or may have decreased. Impairment losses on goodwill are not reversible. Impairment losses on other assets are only reversed if there has been a change in the estimates used to calculate the recoverable amount of the asset. A reversal of an impairment loss is recognized in consolidated profit and loss. The increased carrying amount of an asset attributable to a reversal of an impairment loss may not exceed the carrying amount that would have been determined, net of depreciation or amortization, had no impairment loss been recognized. A reversal of an impairment loss for a CGU is allocated to the assets of each unit, except goodwill, pro rata with the carrying amounts of those assets. The carrying amount of an asset may not be increased above the lower of its recoverable amount and the carrying amount that would have been disclosed, net of amortization or depreciation, had no impairment loss been recognized. (j) Leases (i) Lessee accounting records The Group has rights to use certain assets through lease contracts. Leases in which the Group assumes substantially all the risks and rewards incidental to ownership are classified as finance leases, otherwise they are classified as operating leases. • Finance leases At the commencement of the lease term, the Group recognizes finance leases as assets and liabilities at the lower of the fair value of the leased asset and the present value of the minimum lease payments. Initial direct costs are added to the asset’s carrying amount. Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are recognized as an expense in the years in which they are incurred. • Operating leases Lease payments under an operating lease (excluding incentives) are recognized as an expense on a straight-line basis unless another systematic basis is representative of the time pattern of the user’s benefit. (ii) Leasehold investments Non-current investments in properties leased from third parties are recognized on the basis of the same criteria for property, plant and equipment. Investments are amortized over the lower of their useful lives and the term of the lease contract. The lease term is consistent with that established for recognition of the lease. (iii) Sale and leaseback transactions Any profit on sale and leaseback transactions that meet the conditions of a finance lease is deferred over the term of the lease. When the leaseback is classified as an operating lease: • If the transaction is established at fair value, any profit and loss on the sale is recognized 19

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) immediately in the consolidated statement of profit and loss for the year; • If the sale price is below fair value, any profit and loss is recognized immediately in the consolidated statement of profit and loss. However, if the loss is compensated for by future lease payments at below market price, it is deferred in proportion to the lease payments over the period for which the asset is to be used. (k) Financial instruments (i) Classification of financial instruments Financial instruments are classified on initial recognition as a financial asset, a financial liability or an equity instrument in accordance with the substance of the contractual arrangement and the definitions of a financial liability, a financial asset and an equity instrument set out in IAS 32, Financial Instruments: Presentation. Financial instruments are classified into the following categories for valuation purposes: financial assets and financial liabilities at fair value through profit and loss, loans and receivables, held-to-maturity investments, available-for-sale financial assets and financial liabilities. Financial instruments are classified into different categories based on the nature of the instruments and the Group’s intentions on initial recognition. Regular way purchases and sales of financial assets are recognized using trade date accounting, i.e. when the Group commits itself to purchase or sell an asset. a) Financial assets and liabilities at fair value through profit and loss Financial assets and financial liabilities at fair value through profit and loss are those which are classified as held for trading or which the Group designated as such on initial recognition. A financial asset or financial liability is classified as held for trading if: • It is acquired or incurred principally for the purpose of selling or repurchasing it in the near term; • It forms part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent pattern of short-term profit-taking, or • It is a derivative, except for a derivative that is a financial guarantee contract or a designated and effective hedging instrument. Financial assets and financial liabilities at fair value through profit and loss are initially recognized at fair value. Transaction costs directly attributable to the acquisition or issue are recognized as an expense when incurred. After initial recognition, they are recognized at fair value through profit and loss. The Group does not reclassify any financial assets or liabilities from or to this category while they are recognized in the consolidated balance sheet. b) Loans and receivables Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, other than those classified in other financial asset categories. These assets are recognized initially at fair value, including transaction costs, and subsequently measured at amortized cost using the effective interest method. 20

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) c) Financial assets and financial liabilities carried at cost Investments in equity instruments whose fair value cannot be reliably measured and derivative instruments that are linked to these instruments and that must be settled by delivery of such unquoted equity instruments, are measured at cost. Nonetheless, if the financial assets or liabilities can be reliably measured subsequently on an ongoing basis, they are accounted for at fair value and any gain or loss is recognized in accordance with their classification. (ii) Offsetting principles A financial asset and a financial liability are offset only when the Group currently has the legally enforceable right to offset the recognized amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously. (iii) Fair value When measuring the fair value of an asset or a liability, the Group uses observable market data as far as possible. Fair values are categorized within different levels of a fair value hierarchy based on the inputs used in the valuation techniques as follows: • Level 1: quoted prices (unadjusted) in active markets for identical assets and liabilities. • Level 2: inputs other than prices included in Level 1 that are observable for the asset or liability, either directly (i.e. derived from prices) or indirectly. • Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs). If the inputs used to measure the fair value of an asset or a liability are categorized within different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred. (iv) Amortized cost The amortized cost of a financial asset or financial liability is the amount at which the financial asset or financial liability is measured at initial recognition minus principal repayments, plus or minus the cumulative amortization using the effective interest method of any difference between that initial amount and the maturity amount, and minus any reduction for impairment or uncollectibility. (v) Impairment of financial assets carried at cost The amount of the impairment loss on assets carried at cost is measured as the difference between the carrying amount of the financial asset and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses cannot be reversed and are therefore recognized directly against the value of the asset and not as an allowance account. (vi) Impairment of financial assets carried at amortized cost In the case of financial assets carried at amortized cost, the amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. For variable income financial assets, the effective interest rate corresponding to the measurement date under the contractual conditions is used. 21

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) The Group recognizes impairment losses and unrecoverable loans and receivables and debt instruments by recognizing an allowance account for financial assets. When impairment and uncollectibility are considered irreversible, their carrying amount is eliminated against the allowance account. The impairment loss is recognized in profit and loss and may be reversed in subsequent periods if the decrease can be objectively related to an event occurring after the impairment has been recognized. The loss can only be reversed to the limit of the amortized cost of the assets had the impairment loss not been recognized. The impairment loss is reversed against the allowance account. (vii) Available for sale financial assets Available for sale financial assets are those non-derivative financial assets that are designated as available for sale or are not classified as loans and receivables, held-to-maturity investments or financial assets at fair value through profit and loss. A financial asset that the Group pretends to held to maturity or that it is a loan or receivable can also be designated as available for sale in the initial recognition. This category usually includes all debt securities traded on active markets that have not been designated as held-to-maturity, as well as equity investments that have not been classified as fair value through profit and loss. A gain or loss on an available for sale financial asset shall be recognized in other comprehensive income, except for impairment losses and foreign exchange gains and losses, until the financial asset is derecognized. When a decline in the fair value of an available for sale financial asset has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive income shall be reclassified from equity to profit and loss as a reclassification adjustment even though the financial asset has not been derecognized. (viii) Financial liabilities Financial liabilities, including trade and other payables, which are not classified at fair value through profit and loss, are initially recognized at fair value less any transaction costs that are directly attributable to the issue of the financial liability. After initial recognition, liabilities classified under this category are measured at amortized cost using the effective interest method. (ix) Derecognition of financial assets The Group applies the criteria for derecognition of financial assets to part of a financial asset or part of a group of similar financial assets or to a financial asset or group of similar financial assets. Financial assets are derecognized when the contractual rights to the cash flows from the financial asset expire or have been transferred and the Group has transferred substantially all the risks and rewards of ownership. Where the Group retains the contractual rights to receive cash flows, it only derecognizes financial assets when it has assumed a contractual obligation to pay the cash flows to one or more recipients and if the following requirements are met: • Payment of the cash flows is conditional on their prior collection; • The Group is unable to sell or pledge the financial asset, and • The cash flows collected on behalf of the eventual recipients are remitted without material delay and the Group is not entitled to reinvest the cash flows. This criterion is not applicable to investments in cash or cash equivalents made by the Group during the settlement period from the collection date to the date of required remittance to the eventual recipients, provided that interest earned on such investments 22

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) is passed on to the eventual recipients. If the Group neither transfers nor retains substantially all the risks and rewards of ownership of the financial asset, it determines whether it has retained control of the financial asset. In this case: • If the Group has not retained control, it derecognizes the financial asset and recognizes separately as assets or liabilities any rights and obligations created or retained in the transfer. • If the Group has retained control, it continues to recognise the financial asset to the extent of its continuing involvement in the financial asset and recognizes an associated liability. The extent of the Group’s continuing involvement in the transferred asset is the extent to which it is exposed to changes in the value of the transferred asset. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained. The associated liability is measured in such a way that the carrying amount of the transferred asset and the associated liability is equal to the amortized cost of the rights and obligations retained by the Group, if the transferred asset is measured at amortized cost, or to the fair value of the rights and obligations retained by the Group, if the transferred asset is measured at fair value. The Group continues to recognise any income arising on the transferred asset to the extent of its continuing involvement and recognizes any expense incurred on the associated liability. Recognized changes in the fair value of the transferred asset and the associated liability are accounted for consistently with each other in profit and loss or equity, following the general recognition criteria described previously, and are not offset. If the Group retains substantially all the risks and rewards of ownership of a transferred financial asset, the consideration received is recognized in liabilities. Transaction costs are recognized in profit and loss using the effective interest method. (x) Derecognition and modifications of financial liabilities A financial liability, or part of it, is derecognized when the Group either discharges the liability by paying the creditor, or is legally released from primary responsibility for the liability either by process of law or by the creditor. The exchange of debt instruments between the Group and the counterparty or substantial modifications of initially recognized liabilities are accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability, providing the instruments have substantially different terms. The Group considers the terms are substantially different if the discounted present value of the cash flows under the new terms, including any fees paid net of any fees received and discounted using the original effective interest rate, is at least 10 per cent different from the discounted present value of the remaining cash flows of the original financial liability. If the exchange is accounted for as an extinguishment of the financial liability, any costs or fees incurred are recognized as part of the gain or loss on the extinguishment. If the exchange is not accounted for as an extinguishment, any costs or fees incurred adjust the carrying amount of the liability and are amortized over the remaining term of the modified liability. The difference between the carrying amount of a financial liability, or part of a financial liability, extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognized in profit and loss. (l) Equity instruments The Group’s acquisition of equity instruments of the Parent is recognized separately at cost of acquisition in the consolidated balance sheet as a reduction in equity, regardless of the motive of the purchase. Any gains or losses on transactions with treasury equity instruments are not recognized in consolidated profit and loss. 23

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) The subsequent redemption of Parent shares, where applicable, leads to a reduction in share capital in an amount equivalent to the par value of such shares. Any positive or negative difference between the cost of acquisition and the par value of the shares is debited or credited to reserves. Transaction costs related with treasury equity instruments, including issue costs related to a business combination, are accounted for as a reduction in equity, net of any tax effect. (m) Inventories Inventories are measured at the lower of cost and net realizable value. The cost of inventories comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. The costs of conversion of inventories include costs directly related to the units of production and a systematic allocation of fixed and variable production overheads that are incurred in converting materials into finished goods. The allocation of fixed indirect overheads is based on the higher of normal production capacity or actual production. The raw material used to produce haemoderivatives is human plasma, which is obtained from our donation centers using the plasmapheresis method. The cost of inventories includes the amount paid to plasma donors, or the amount billed by the seller when purchased from third parties, as well as the cost of products and devices used in the collection process, rental expenses and storage. This plasma has to be stored before use, which is an essential part of the production process. During the storage period, the plasma undergoes various virological tests and should be kept in quarantine in accordance with FDA and European Medicines Agency regulations, in order to guarantee that all the plasma is suitable for use in the production process. To the extent that plasma storage costs are necessary to the production process, they are included as cost of inventories. Indirect costs such as general management and administration costs are recognized as expenses in the period in which they are incurred. The cost of raw materials and other supplies and the cost of merchandise are allocated to each inventory unit on a weighted average cost basis. The transformation cost is allocated to each inventory unit on a FIFO (first-in, first-out) basis. The Group uses the same cost model for all inventories of the same nature and with a similar use. Volume discounts extended by suppliers are recognized as a reduction in the cost of inventories when it is probable that the conditions for discounts to be received will be met. Discounts for prompt payment are recognized as a reduction in the cost of the inventories acquired. When the cost of inventories exceeds net realizable value, materials are written down to net realizable value, which is understood to be: • For raw materials and other supplies, replacement cost. Nevertheless, raw materials and other supplies are not written down below cost if the finished goods into which they will be incorporated are expected to be sold at or above cost of production; • Merchandise and finished goods, estimated selling price less costs to sell; • Work in progress, the estimated selling price of related finished goods, less the estimated costs of completion and the estimated costs necessary to make the sale. The previously recognized write-down is reversed against profit and loss when the circumstances that previously caused inventories to be written down no longer exist or when there is clear evidence of an increase in net realizable value because of changed economic circumstances. The reversal of the write-down is limited 24

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) to the lower of the cost and revised net realizable value of the inventories. Write-downs may be reversed with a credit to “Changes in inventories of finished goods and work in progress” and “Supplies”. (n) Cash and cash equivalents Cash and cash equivalents include cash on hand and demand deposits in financial institutions. They also include other short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. An investment normally qualifies as a cash equivalent when it has a maturity of less than three months from the date of acquisition. The Group classifies cash flows relating to interest received and paid as operating activities, and dividends received and distributed are classified under investing and financing activities, respectively. (o) Government grants Government grants are recognized when there is reasonable assurance that they will be received and that the Group will comply with the conditions attached. (i) Capital grants Outright capital grants are initially recognized as deferred income in the consolidated balance sheet. Income from capital grants is recognized in the consolidated statement of profit and loss in line with the depreciation of the corresponding financed assets. (ii) Operating grants Operating grants received to offset expenses or losses already incurred, or to provide immediate financial support not related to future disbursements, are recognized in the consolidated statement of profit and loss. (iii) Interest rate grants Financial liabilities comprising implicit assistance in the form of below-market interest rates are initially recognized at fair value. The difference between this value, adjusted where necessary for the issue costs of the financial liability and the amount received, is recognized as a government grant based on the nature of the grant awarded. (p) Employee benefits (i) Defined contribution plans The Group recognizes the contributions payable to a defined contribution plan in exchange for a service in the period in which contributions are accrued. Accrued contributions are recognized as an employee benefit expense in the corresponding consolidated statement of profit and loss in the year that the contribution was made. (ii) Termination benefits Termination benefits are recognized at the earlier of the date when the Group can no longer withdraw the offer of those benefits and when the Group recognizes costs for a restructuring that involves the payment of termination benefits. For termination benefits payable as a result of an employee's decision to accept an offer of benefits, the time when the Group can no longer withdraw the offer of termination benefits is the earlier of when the employee accepts the offer and when a restriction on the Group's ability to withdraw the offer takes effect. 25

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) For termination benefits payable as a result of the Group's decision to make an employee redundant, the Group can no longer withdraw the offer when it has informed the affected employees or union representatives of the plan and the actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made. The plan must identify the number of employees to be made redundant, their job classifications or functions and their locations and the expected completion date. The plan must also establish the termination benefits that employees will receive in sufficient detail that employees can determine the type and amount of benefits they will receive when their employment is terminated. If the Group expects to settle the termination benefits in full more than twelve months after year end, the liability is discounted using the market yield on high quality corporate bonds. (iii) Short-term employee benefits The Group recognizes the expected cost of short-term employee benefits in the form of accumulating compensated absences when the employees render service that increases their entitlement to future compensated absences. In the case of non-accumulating compensated absences, the expense is recognized when the absences occur. The Group recognizes the expected cost of profit-sharing and bonus plans when it has a present legal or constructive obligation to make such payments as a result of past events and a reliable estimate of the obligation can be made. (iv) Restricted Share Unit Retention Plan (RSU) The Group gives share-based payments to certain employees who render services to the Company. The fair value of the services received is determined based on the estimated fair value of the shares given at the grant date. Because the equity instruments granted do not vest until the employees complete a specified period of service, those services are accounted for during the vesting period in the income statement as an expense for the year, with the corresponding increase in equity. The amount recognized corresponds to that settled once the agreed terms have been met and it will not be adjusted or revalued during the accrual period, as the commitment is settled in the form of shares. The total amount recognized is calculated based on the incentive payable in shares, increasing in line with percentages agreed by the Group. If an employee decides to leave his/her job prior to the end of the accrual period, he/she will only receive the agreed incentive in the form of shares and the Company will be able to choose whether to settle in cash or using equity instruments (q) Provisions Provisions are recognized when the Group has a present obligation (legal or implicit) as a result of a past event; it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and a reliable estimate can be made of the amount of the obligation. The amount recognized as a provision is the best estimate of the expenditure required to settle the present obligation at the end of the reporting period, taking into account all risks and uncertainties surrounding the amount to be recognized as a provision and, where the time value of money is material, the financial effect of discounting provided that the expenditure to be made each period can be reliably estimated. The discount rate is a pre-tax rate that reflects the time value of money and the specific risks for which future cash flows associated with the provision have not been adjusted at each reporting date. If it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed against the consolidated statement of profit and loss item where the corresponding expense was recognized. 26

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) (r) Revenue recognition Revenue from the sale of goods or services is measured at the fair value of the consideration received or receivable. Revenue is presented net of VAT and any other amounts or taxes which are effectively collected on the behalf of third parties. Volume or other types of discounts for prompt payment are recognized as a reduction in revenues if considered probable at the time of revenue recognition. (i) Sale of goods The Group recognizes revenue from the sale of goods when: • It has transferred to the buyer the significant risks and rewards of ownership of the goods; • It retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold; • The amount of revenue and the costs incurred or to be incurred can be measured reliably; • It is probable that the economic benefits associated with the transaction will flow to the Group; and • The costs incurred or to be incurred in respect of the transaction can be measured reliably. The Group participates in the government-managed Medicaid programs in the United States, accounting for Medicaid rebates by recognizing an accrual at the time a sale is recorded for an amount equal to the estimated claims for Medicaid rebates attributable to the sale. Medicaid rebates are estimated based on historical experience, legal interpretations of the applicable laws relating to the Medicaid program and any new information regarding changes in the program regulations and guidelines that would affect rebate amounts. Outstanding Medicaid claims, Medicaid payments and inventory levels are analyzed for each distribution channel and the accrual is adjusted periodically to reflect actual experience. While rebate payments are generally made in the following or subsequent quarter, any adjustments for actual experience have not been material. As is common practice in the sector, the purchase contracts signed by some customers with the Group entitle these customers to price discounts for a minimum purchase volume, volume discounts or prompt payment discounts. The Group recognizes these discounts as a reduction in sales and receivables in the same month that the corresponding sales are invoiced based on the customer’s actual purchase figures or on past experience when the customer’s actual purchases will not be known until a later date. In the USA, the Group enters into agreements with certain customers to establish contract pricing for the products, which these entities purchase from the authorized wholesaler or distributor (collectively, wholesalers) of their choice. Consequently, when the products are purchased from wholesalers by these entities at the contract price which is less than the price charged by the Group to the wholesaler, the Group provides the wholesaler with a credit referred to as a chargeback. The Group records the chargeback accrual at the time of the sale. The allowance for chargebacks is based on Group’s estimate of the wholesaler inventory levels, and the expected sell-through of the products by the wholesalers at the contract price based on historical chargeback experience and other factors. The Group periodically monitors the factors that influence the provision for chargebacks, and makes adjustments when it considers that actual chargebacks may differ from established allowances. These adjustments occur in a relatively short period of time. As these chargebacks are typically settled within 30 to 45 days of the sale, adjustments for actual experience have not been material. (ii) Services rendered Revenues associated with the rendering of service transactions are recognized by reference to the stage of completion at the consolidated balance sheet date when the outcome of the transaction can be estimated reliably. The outcome of a transaction can be estimated reliably when revenues, the stage of completion, 27

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) the costs incurred and the costs to complete the transaction can be estimated reliably and it is probable that the economic benefits derived from the transaction will flow to the Group. When the outcome of the transaction involving the rendering of services cannot be estimated reliably, revenue is recognized only to the extent of costs incurred that are recoverable. (iii) Interest income Until June 2012 the Group has been recognizing interest receivable from the different Social Security affiliated bodies in Spain, to which it provides goods or services, on an accrual basis, and only for those bodies to which historically claims have been made and from which interest has been collected. As a result of the terms imposed by the Spanish Government in 2012 regarding the waiver of late payment interest on overdue receivables, the Group modified its estimate regarding late payment interest. Since June 2012 the Group has only been recognizing late payment interest on receivables from Social Security affiliated bodies on the date on which delayed invoices are collected, as it is highly likely that they will be collected as of that date provided. (s) Income taxes The income tax expense or tax income for the year comprises current tax and deferred tax. Current tax is the amount of income taxes payable or recoverable in respect of the consolidated taxable profit or consolidated tax loss for the year. Current tax assets or liabilities are measured at the amount expected to be paid to or recovered from the taxation authorities, using the tax rates and tax laws that have been enacted or substantially enacted at the reporting date. Deferred tax liabilities are the amounts of income taxes payable in future periods in respect of taxable temporary differences, whereas deferred tax assets are the amounts of income taxes recoverable in future periods in respect of deductible temporary differences, the carryforward of unused tax losses, and the carryforward of unused tax credits. Temporary differences are differences between the carrying amount of an asset or liability in the balance sheet and its tax base. Current and deferred tax are recognized as income or an expense and included in profit and loss for the year, except to the extent that the tax arises from a transaction or event which is recognized, in the same or a different year, directly in equity, or from a business combination. (i) Taxable temporary differences Taxable temporary differences are recognized in all cases except where: • They arise from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting profit nor taxable income; • They are associated with investments in subsidiaries over which the Group is able to control the timing of the reversal of the temporary difference and it is not probable that the temporary difference will reverse in the foreseeable future. (ii) Deductible temporary differences Deductible temporary differences are recognized provided that: • It is probable that sufficient taxable income will be available against which the deductible temporary difference can be utilized, unless the differences arise from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting profit nor taxable income; 28

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) • The temporary differences are associated with investments in subsidiaries to the extent that the difference will reverse in the foreseeable future and sufficient taxable income is expected to be generated against which the temporary difference can be offset. Tax planning opportunities are only considered when assessing the recoverability of deferred tax assets and if the Group intends to use these opportunities or it is probable that they will be utilized. (iii) Measurement Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the years when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted. The tax consequences that would follow from the manner in which the Group expects to recover or settle the carrying amount of its assets or liabilities are also reflected in the measurement of deferred tax assets and liabilities. At year end the Group reviews the fair value of deferred tax assets to write down the balance if it is not probable that sufficient taxable income will be available to apply the tax asset. Deferred tax assets which do not meet the above conditions are not recognized in the consolidated balance sheet. At year end the Group assesses whether deferred tax assets which were previously not recognized now meet the conditions for recognition. (iv) Offset and classification The Group only offsets current tax assets and current tax liabilities if it has a legally enforceable right to set off the recognized amounts and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. The Group only offsets deferred tax assets and liabilities where it has a legally enforceable right, where these relate to income taxes levied by the same taxation authority and where the taxation authority permits the entity to settle on a net basis, or to realize the asset and settle the liability simultaneously for each of the future years in which significant amounts of deferred tax assets or liabilities are expected to be settled or recovered. Deferred tax assets and liabilities are recognized in the consolidated balance sheet under non-current assets or liabilities, irrespective of the expected date of recovery or settlement. (t) Segment reporting An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, whose operating results are regularly reviewed by the Group’s chief operating decision maker to make decisions about resources to be allocated to the segment, assess its performance and, based on which, differentiated financial information is available. (u) Classification of assets and liabilities as current and non-current The Group classifies assets and liabilities in the consolidated balance sheet as current and non-current. Current assets and liabilities are determined as follows: • Assets are classified as current when they are expected to be realized or are intended for sale or consumption in the Group’s normal operating cycle, they are held primarily for the purpose of trading, they are expected to be realized within twelve months after the reporting date or are cash or a cash equivalent, unless the assets may not be exchanged or used to settle a liability for at least twelve months after the reporting date. 29

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) • Liabilities are classified as current when they are expected to be settled in the Group's normal operating cycle, they are held primarily for the purpose of trading, they are due to be settled within twelve months after the reporting date or the Group does not have an unconditional right to defer settlement of the liability for at least twelve months after the reporting date. • Financial liabilities are classified as current when they are due to be settled within twelve months after the reporting date, even if the original term was for a period longer than twelve months, and an agreement to refinance, or to reschedule payments, on a long-term basis is completed after the reporting date and before the consolidated annual accounts are authorized for issue. (v) Environmental issues The Group takes measures to prevent, reduce or repair the damage caused to the environment by its activities. Property, plant and equipment acquired by the Group for long-term use to minimize the environmental impact of its activity and protect and improve the environment, including the reduction and elimination of future pollution from the Group’s operations, are recognized as assets applying the measurement, presentation and disclosure criteria described in note 4(g). (5) Financial Risk Management Policy (a) General The Group is exposed to the following risks associated with the use of financial instruments: • • • Credit risk Liquidity risk Market risk: includes interest rate risk, currency risk and other price risks. This note provides information on the Group’s exposure to each of these risks, the Group’s objectives and procedures to measure and mitigate this risk, and the Group’s capital management strategy. More exhaustive quantitative information is disclosed in note 30 to the consolidated annual accounts. The Group’s risk management policies are established to identify and analyse the risks faced by the Group, define appropriate risk limits and controls and to control risks and comply with limits. Risk management policies and procedures are reviewed regularly so that they reflect changes in market conditions and the Group's activities. The Group’s management procedures and rules are designed to create a strict and constructive control environment in which all employees understand their duties and obligations. The Group’s Audit Committee supervises how management controls compliance with the Group’s risk management procedures and policies and reviews whether the risk management policy is suitable considering the risks to which the Group is exposed. This committee is assisted by Internal Audit which acts as supervisor. Internal Audit performs regular and ad hoc reviews of the risk management controls and procedures and reports its findings to the Audit Committee. Credit risk Credit risk is the risk to which the Group is exposed in the event that a customer or counterparty to a financial instrument fails to discharge a contractual obligation, and mainly results from trade receivables and the Group’s investments in financial assets. 30

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) Trade receivables The Group does not predict any significant insolvency risks as a result of delays in receiving payment from some European countries due to their current economic situation. The main risk in these countries is that of late payments, which is mitigated through the possibility of claiming interest as foreseen by prevailing legislation. No significant bad debt or late payment issues have been detected for sales to private entities. The Group recognizes impairment based on its best estimate of the losses incurred on trade and other receivables. The main impairment losses recognized are due to specific losses relating to individually identified risks. At year end, these impairment losses are immaterial. Details of exposure to credit risk are disclosed in note 30. Liquidity risk Liquidity risk is the risk that the Group cannot meet its financial obligations as they fall due. The Group’s approach to managing liquidity is to ensure where possible, that it always has sufficient liquidity to settle its obligations at the maturity date, both in normal conditions and in times of tension, to avoid incurring unacceptable losses or tarnishing the Group’s reputation. The Group manages liquidity risk on a prudent basis, based on availability of cash and sufficient committed unused long-term credit facilities, enabling the Group to implement its business plans and carry out operations using stable and secure sources of financing. On 6 February 2017 the Group concluded the refinancing process of its senior debt. The total debt refinanced amounts to US Dollars 6,300 million (Euros 5,800 million), including the US Dollars 1,816 million loan obtained for the acquisition of Hologic’s transfusional diagnostics unit. Following the refinancing process, Grifols’ debt structure consists in a US Dollars 6,000 million long-term loan with institutional investors and banks segmented in two tranches (Term Loan A and Term Loan B), and a US Dollars 300 million undrawn revolving credit facility. On 18 April 2017 the Group concluded the refinancing process of the Senior Unsecured Notes. The total bond issuance amounted to Euros 1,000 million. On 5 December 2017 the Group has received an additional loan from the European Investment Bank of up to Euros 85 million at a fixed interest rate for a period of ten years with a grace period of two years. The loan will be used to support certain investments in R&D which are mainly focused on searching for new applications for plasmatic proteins. On 28 October 2015, the Group received its first loan with the same entity and conditions for a total amount of Euros 100 million. At 31 December 2017, the amount in books for the loan received in 2015 is Euros 85 million. At 31 December 2017 the Group has total cash and cash equivalents of Euros 887 million (Euros 895 million at 31 December 2016). The Group also has approximately Euros 381 million in unused credit facilities, including Euros 250 million on the revolving credit facility. As in previous years, the Group continues with its quarterly program for optimization of working capital, which is mainly based on contracts to sell receivables without recourse in those countries with long collection periods. Market risk Market risk comprises the risk of changes in market prices, for example, exchange rates, interest rates, or the prices of equity instruments affecting the Group’s revenues or the value of financial instruments it holds. The objective of managing market risk is to manage and control the Group’s exposure to this risk within reasonable parameters at the same time as optimising returns. 31

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) (i) Currency risk The Group operates internationally and is therefore exposed to currency risk when operating with foreign currencies, especially with regard to the US Dollar. Currency risk is associated with future commercial transactions, recognized assets and liabilities, and net investments in foreign operations. The Group holds significant investments in foreign operations, the net assets of which are exposed to currency risk. The conversion risk affecting net assets of the Group’s foreign operations in US Dollars is mitigated primarily through borrowings in this foreign currency. The Group’s main exposure to currency risk is with regard to the US Dollar, which is used in a significant percentage of transactions in foreign functional currencies. Details of the Group’s exposure to currency risk at 31 December 2017 and 2016 of the most significant financial instruments are shown in note 30. (ii) Interest rate risk The Group’s interest rate risks arise from current and non-current borrowings. Borrowings at variable interest rates expose the Group to cash flow interest rate risks. Fixed-rate borrowings expose the Group to fair value interest rate risk. The objective of the management of interest rate risk is to achieve a balance in the structure of the debt, keeping part of the external resources issued at a fixed rate and covering part of the variable rate debt through hedges. A significant part of the financing obtained accrues interest at fixed rates. This fixed interest debt (Senior Unsecured Notes) amounts to Euros 1,000 million, which represents approximately 56% of the Group’s total debt in Euros. The additional loans of Euros 170 million received from the European Investment Bank represent approximately 10% of the Group’s total debt in Euros. Senior debt in Euros represents approximately 12% of the Group’s total Senior debt at 31 December 2017 and 31 December 2016. Total fixed-interest debt represents a total of 19% of debt at 31 December 2017 (21% at 31 December 2016 considering total fixed-interest debt). (iii) Market price risk Price risk affecting raw materials is mitigated by the vertical integration of the haemoderivatives business in a highly-concentrated sector. (b) Capital management The directors’ policy is to maintain a solid capital base in order to ensure investor, creditor and market confidence and sustain future business development. The board of directors defines and proposes the level of dividends paid to shareholders. The directors consider various arguments to calculate capital structure: • The directors control capital performance using rates of returns on equity (ROE). In 2017, the ROE stood at 18% (15% in December 2016). The ROE is calculated by dividing profit attributable to the Parent by the equity attributable to the Parent. 32

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Thousand of Euros	
	2016	2017
Profit attributable to the parent	545,456	662,700
Equity attributable to the Parent	3,727,978	3,633,695
ROE	15%	18%

- In accordance with the senior secured debt contract, the Group is subject to compliance with some covenants. At 31 December 2017 and 2016, the Group complies with the covenants.
- Consideration of the Company's credit rating (see note 20 (d)).

The Parent held Class A and B treasury stock equivalent to 0.6% of its capital at 31 December 2017 (0.7% at 31 December 2016). The Group does not have a formal plan for repurchasing shares.

(6) Segment Reporting

In accordance with IFRS 8 "Operating Segments", financial information for operating segments is reported in the accompanying Appendix II, which forms an integral part of this note to the consolidated annual accounts.

Group companies are divided into four areas: companies from the industrial area, companies from the commercial area, companies from the services area and companies from the research area. Within each of these areas, activities are organized based on the nature of the products and services manufactured and marketed.

Assets, liabilities, income and expenses for segments include directly and reliably attributable items. Items which are not attributed to segments by the Group are:

- Balance sheet: cash and cash equivalents, current income tax assets and liabilities, deferred tax assets and liabilities and loans and borrowings.
- Statement of profit and loss: finance result and income tax.

(a) Operating segments

The operating segments defined by the steering committee are as follows:

- Bioscience: including all activities related with products derived from human plasma for therapeutic use.
- Hospital: comprising all non-biological pharmaceutical products and medical supplies manufactured by Group companies earmarked for hospital pharmacy. Products related with this business which the Group does not manufacture but markets as supplementary to its own products are also included.
- Diagnostic: including the marketing of diagnostic testing equipment, reagents and other equipment, manufactured by Group or other companies.
- Bio Supplies: since January 2017, the company is including all transactions related to biological products for non-therapeutic use in the new Bio Supplies Division resulting in a reclassification from Bioscience Division to Bio Supplies Division.

33

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

- Others: including the rendering of manufacturing services to third party companies.

As a result of the creation of the new Bio Supplies segment and Intersegments, the Group has reviewed the allocation of balances and transactions by segments. The comparative figures for years 2016 and 2015 have been restated accordingly.

Details of net sales by groups of products for 2017, 2016 and 2015 are as follows:

	Thousands of Euros		
	31/12/2017	**31/12/2016**	**31/12/2015**
Bioscience			
Haemoderivatives	3,429,785	3,228,275	3,032,111
Diagnostic			
Transfusional medicine	679,692	640,443	667,886
Other diagnostic	23,377	23,540	23,566
Hospital			
Fluid therapy and nutrition	47,699	46,210	45,621
Hospital supplies	52,466	52,373	50,624
Bio supplies	66,791	24,387	24,466
Others	18,263	34,602	90,289
Total	4,318,073	4,049,830	3,934,563

The Group has concluded that the haemoderivative products are sufficiently alike to be considered as a whole for the following reasons:

- All these products are human plasma derivatives and are manufactured in a similar way.
- The customers and methods used to distribute these products are similar.
- All these products are subject to the same regulations regarding production and the same regulatory environment.

(b) Geographical information

Geographical information is grouped into four areas:

- United States of America and Canada
- Spain
- Rest of the European Union
- Rest of the world

The definition of these four segments is mainly due to the geographical level that the Group sets to manage its revenue as they respond to specific economic scenarios. The main framework of the Group is consistent with this geographical segment grouping, including the monitoring of its commercial operations and its information systems.

The financial information reported for geographical areas is based on sales to third parties in these markets as well as the location of assets.

(c) Main customer

Revenues from a Bioscience segment customer represent approximately 11.0% of the Group's total revenues (10.7% in 2016 and 10.1% in 2015).

34

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Annual Accounts
(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(7) Goodwill

Details of and movement in this caption of the consolidated balance sheet at 31 December 2016 are as follows:

		Thousands of Euros		
	Segment	**Balance at 31/12/2015**	Translation differences	**Balance at 31/12/2016**
Net value				
Grifols UK.Ltd. (UK)	Bioscience	9,362	(1,337)	8,025
Grifols Italia.S.p.A. (Italy)	Bioscience	6,118	--	6,118
Biomat USA, Inc.(USA)	Bioscience	186,907	6,132	193,039
Grifols Australia Pty Ltd. (Australia) / Medion Diagnostics AG (Switzerland)	Diagnostic	9,961	173	10,134
Grifols Therapeutics, Inc. (USA)	Bioscience	2,041,137	67,002	2,108,139
Araclon Biotech, S.L. (Spain)	Diagnostic	6,000	--	6,000
Progenika Biopharma, S.A. (Spain)	Diagnostic	40,516	--	40,516
Grifols Diagnostic (Novartis) (USA, Switzerland and Hong Kong)	Diagnostic	1,232,358	39,666	1,272,024
		3,532,359	111,636	3,643,995

Details of and movement in this caption of the consolidated balance sheet at 31 December 2017 are as follows:

		Thousands of Euros			
	Segment	**Balance at 31/12/2016**	Business Combination	Translation differences	**Balance at 31/12/2017**
Net value					
Grifols UK.Ltd. (UK)	Bioscience	8,025	--	(280)	7,745
Grifols Italia.S.p.A. (Italy)	Bioscience	6,118	--	--	6,118
Biomat USA, Inc.(USA)	Bioscience	193,039	40,101	(27,886)	205,254
Grifols Australia Pty Ltd. (Australia) / Medion Diagnostics AG (Switzerland)	Diagnostic	10,134	--	(591)	9,543
Grifols Therapeutics, Inc. (USA)	Bioscience	2,108,139	--	(255,234)	1,852,905
Araclon Biotech, S.L. (Spain)	Diagnostic	6,000	--	--	6,000
Progenika Biopharma, S.A. (Spain)	Diagnostic	40,516	--	--	40,516
Grifols Diagnostic (Novartis & Hologic) (USA, Spain and Hong Kong)	Diagnostic	1,272,024	1,466,420	(302,537)	2,435,907
Kiro Grifols S.L. (Spain)	Hospital	--	26,510	--	26,510
		3,643,995	1,533,031	(586,528)	4,590,498
			(See note 3)		

Impairment testing:

As a result of the acquisition of Talecris in 2011, and for impairment testing purposes, the Group combines the CGUs allocated to the Bioscience segment, grouping them together at segment level, because substantial synergies were expected to arise on the acquisition of Talecris, and due to the vertical integration of the business and the lack of an independent organized market for the products. Because the synergies benefit the Bioscience segment globally they cannot be allocated to individual CGUs. The Bioscience segment represents the lowest level to which goodwill is allocated and is subject to control by Group management for internal control purposes.

Since the acquisition of Novartis' Diagnostic business unit in 2014, the Group combines Araclon, Progenika, Australia and recently Hologic's share of NAT donor screening unit acquisition into a single CGU for the

35

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Diagnostic business as the acquisition is supporting not only the vertically integration business but also cross-selling opportunities. In addition, for management purposes, the Group's management is focused on the business more than geographical areas or individual companies.

Due to the acquisition of an additional 40% stake of Kiro Grifols S.L., the Group has decided to group Kiro Grifols S.L. and Laboratorios Grifols S.L. into a single CGU for the Hospital business since the acquisition is supporting cross-selling opportunities.

The CGUs established by Management are:

- Bioscience
- Diagnostic
- Hospital

The recoverable amount of the Bioscience CGU was calculated based on its value in use calculated as the present value of the future cash flows discounted at a discount rate considering the related inherent risk.

The recoverable amount of the Diagnostic CGU was calculated based on its fair value less costs of disposal calculated as the present value of the future cash flows discounted at a discount rate considering the related inherent risk.

The recoverable amount of the Hospital CGU was calculated based on its fair value less costs of disposal calculated as the present value of the future cash flows discounted at a discount rate considering the related inherent risk.

This value in use and fair value less costs of disposal calculations use cash flow projections for five years based on the financial budgets approved by management. Cash flows estimated as of the year in which stable growth in the CGU has been reached are extrapolated using the estimated growth rates indicated below.

The key assumptions used in calculating impairment of the CGUs for 2016 were as follows:

	Perpetual Growth rate	Pre-tax discount rate
Bioscience	2%	8.60%
Diagnostic	2%	10.30%

The key assumptions used in calculating impairment of the CGUs for 2017 have been as follows:

	Perpetual Growth rate	Pre-tax discount rate
Bioscience	2%	9.50%
Diagnostic	2%	10.60%
Hospital	1.40%	13.30%

Management determined budgeted gross margins based on past experience, investments in progress which would imply significant growth in production capacity and its forecast international market development. Perpetual growth rates are coherent with the forecasts included in industry reports. The discount rate used reflects specific risks related to the CGU.

As the acquisition of Hologic's NAT donor screening unit share and the acquisition for an additional stake of Kiro Grifols S.L. are recent transactions and as the recoverable amount of the Bioscience CGU is much higher than the carrying amount of the Bioscience segment's net assets, specific information from the impairment test sensitivity analysis is not included.

36

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

At 31 December 2017 Grifols' stock market capitalization totals Euros 15,379 million (Euros 12,020 million at 31 December 2016).

(8) Other Intangible Assets

Details of other intangible assets and movement during the years ended 31 December 2017 and 2016 are included in Appendix III, which forms an integral part of these notes to the consolidated annual accounts.

Intangible assets acquired from Talecris mainly include currently marketed products. Identifiable intangible assets correspond to Gamunex and have been recognized at fair value at the acquisition date of Talecris and classified as currently marketed products. Intangible assets recognized comprise the rights on the Gamunex product, its commercialization and distribution license, trademark, as well as relations with hospitals. Each of these components are closely linked and fully complementary, are subject to similar risks and have a similar regulatory approval process.

Intangible assets acquired from Progenika mainly include currently marketed products. Identifiable intangible assets correspond to blood, immunology and cardiovascular genotyping. These assets have been recognized at fair value at the acquisition date of Progenika and classified as currently marketed products.

The cost and accumulated amortization of currently marketed products acquired from Talecris and Progenika at 31 December 2016 is as follows:

	Thousands of Euros			
	Balance at 31/12/2015	Additions	Translation differences	**Balance at 31/12/2016**
Cost of currently marketed products - Gamunex	1,102,232	--	36,180	1,138,412
Cost of currently marketed products - Progenika	23,792	--	--	23,792
Accumulated amortisation of currently marketed products - Gamunex	(168,397)	(36,062)	(7,412)	(211,871)
Accumulated amortisation of currently marketed products - Progenika	(6,738)	(2,379)	--	(9,117)
Carrying amount of currently marketed products	950,889	(38,441)	28,768	941,216

The cost and accumulated amortization of currently marketed products acquired from Talecris and Progenika at 31 December 2017 is as follows:

	Thousands of Euros			
	Balance at 31/12/2016	Additions	Translation differences	**Balance at 31/12/2017**
Cost of currently marketed products - Gamunex	1,138,412	--	(137,828)	1,000,584
Cost of currently marketed products - Progenika	23,792	--	--	23,792
Accumulated amortisation of currently marketed products - Gamunex	(211,871)	(35,837)	28,136	(219,572)
Accumulated amortisation of currently marketed products - Progenika	(9,117)	(2,379)	--	(11,496)
Carrying amount of currently marketed products	941,216	(38,216)	(109,692)	793,308

The estimated useful life of the currently marketed products acquired from Talecris is considered limited, has been estimated at 30 years on the basis of the expected life cycle of the product (Gamunex) and is amortized on a straight-line basis.

37

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) At 31 December 2017 the residual useful life of currently marketed products is 23 years and 5 months (24 years and 5 months at 31 December 2016). The estimated useful life of the currently marketed products acquired from Progenika is considered limited, has been estimated at 10 years on the basis of the expected life cycle of the product and is amortized on a straight-line basis. At 31 December 2017 the residual useful life of currently marketed products acquired from Progenika is 5 years and 2 months (6 years and 2 months at 31 December 2016). (a) Self – constructed intangible assets At 31 December 2017 the Group has recognized Euros 49,782 thousand as self-constructed intangible assets (Euros 29,034 thousand at 31 December 2016). (b) Purchase commitments At 31 December 2017 the Group has intangible asset purchase commitments amounting to Euros 1,199 thousand (Euros 639 thousand at 31 December 2016). (c) Intangible assets with indefinite useful lives and other intangible in progress At 31 December 2017 the Group has plasma center licenses with indefinite useful lives under intangible assets for a carrying amount of Euros 26,631 thousand (Euros 30,075 thousand at 31 December 2016). The Group has also an amount of Euros 183,281 thousand as development costs in progress (Euros 52,272 thousand at 31 December 2016). The main variance corresponds to the assets acquired from Hologic´s business combination (see note 3(a)). The Group has recognized an amount of Euros 4,235 thousand corresponding to payments relating to license rights due to the Aradigm acquisition (no amount was recognized at 31 December 2016). (d) Result on disposal of intangible assets Total losses incurred on disposals of intangible assets in 2017 amount to Euros 83 thousand (Euros 7,198 thousand of profit in 2016). (e) Impairment testing Indefinite-lived intangible assets have been allocated to the cash-generating unit (CGU) of the Bioscience segment. These assets have been tested for impairment together with goodwill (see note 7). Impairment testing has been analyzed for each of the intangible assets in progress by calculating its recoverable amount based on their fair value. As the Antimicrobial Drugs Advisory Committee of the US Food and Drug Administration did not recommend the approval for LinahiqTM as a treatment for non-cystic fibrosis bronchiectasis patients with chronic lung Pseudomonas aeruginosa infections, the intangible assets referred to it have been totally impaired. As a consequence, the group has impaired a total amount of Euros 63,675 thousand related to this product. This amount has been recognized in the Profit and Loss Statement as a R&D expense. Even that, the company has impaired the investment in this company and the convertible bonds (see notes 10 and 11(a)). (9) Property, Plant and Equipment 38

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Details of property, plant and equipment and movement in the consolidated balance sheet at 31 December 2017 and 2016 are included in Appendix IV, which forms an integral part of this note to the consolidated annual accounts.

Property, plant and development under construction at 31 December 2017 and 2016 mainly comprise investments made to extend the companies' equipment and to increase their productive capacity.

In 2017, the Group has capitalized interests for a total amount of Euros 8,839 thousand (Euros 13,019 thousand in 2016)

a) Insurance

Group policy is to contract sufficient insurance coverage for the risk of damage to property, plant and equipment. At 31 December 2017 the Group has a combined insurance policy for all Group companies, which more than adequately covers the carrying amount of all the Group's assets.

b) Losses on disposal of property, plant and equipment

Total losses incurred on disposals of property, plant and equipment for 2017 amount to Euros 1,468 thousand (Euros 4,021 thousand in 2016).

c) Assets under finance lease

The Group contracted the following types of property, plant and equipment under finance leases at 31 December 2016:

	Thousands of Euros		
	Cost	Accumulated depreciation	Carrying amount
Land and buildings	2,213	(1,421)	792
Plant and machinery	13,336	(4,784)	8,552
	15,549	(6,205)	9,344

The Group has contracted the following types of property, plant and equipment under finance leases at 31 December 2017:

	Thousands of Euros		
	Cost	Accumulated depreciation	Carrying amount
Land and buildings	2,545	(815)	1,730
Plant and machinery	14,249	(6,564)	7,685
	16,794	(7,379)	9,415

Details of minimum lease payments and the present value of finance lease liabilities, disclosed by maturity date, are detailed in note 20 (c).

d) Self – constructed property, plant and equipment

At 31 December 2017 the Group has recognized Euros 52,218 thousand as self -constructed property, plant and equipment (Euros 68,529 thousand at 31 December 2016).

e) Purchase commitments

39

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

At 31 December 2017 the Group has property, plant and equipment purchase commitments amounting to Euros 39,675 thousand (Euros 39,773 thousand at 31 December 2016).

f) Impairment

A group of assets forming part of the Hospital segment has been tested for impairment due to the decrease in the results of the segment and no impairment has been observed. The recoverable amount of the aforementioned assets is calculated based on the fair value less cost of disposal, using cash flow projections based on five-year financial budgets approved by management. Cash flows estimated as of the year in which stable growth has been reached by the assets are extrapolated using a pre-tax discount rate of 12.2% and a perpetual growth rate of 2% (10.3% and 2% respectively in fiscal year 2016).

(10) Equity Accounted Investees

Details of this caption in the consolidated balance sheet at 31 December 2017 and 2016 are as follows:

	% ownership	Thousands of Euros 31/12/2017	% ownership	Thousands of Euros 31/12/2016
Aradigm Corporation	35.13%	--	35.13%	9,291
Kiro Grifols, S.L (see note 3(b	90.00%	--	50.00%	13,888
Alkahest, Inc.	47.58%	30,559	47.58%	35,955
Albajuna Therapeutics, S.L	30.00%	1,956	30.00%	3,177
Interstate Blood Bank, Inc.	49.19%	27,936	49.19%	31,090
Bio Blood Components Inc.	48.97%	32,960	48.97%	38,725
Plasma Biological Services, LL	48.90%	23,010	48.90%	25,890
Singulex, Inc.	19.33%	29,322	20.00%	43,329
GigaGen, Inc	43.96%	29,047	--	--
Access Biologicals LLC	49.00%	44,219	--	--
Aigües de Vilajuïga S.A.	50.00%	--	--	--
		219,009		201,345

Movement in the investments in equity-accounted investees for the years ended at 31 December 2017, 2016 and 2015 have been as follows:

	Thousands of Euros 2017	2016	2015
Balance at 1 January	201,345	76,728	54,296
Acquisitions	80,685	136,072	33,039
Transfers	(16,000)	(29,059)	--
Share of profit / (losses)	(13,195)	6,933	(8,280)
Share of other comprehensive income / translation differences	(27,134)	10,671	2,673
Losses for Impairment	(6,692)	--	--
Collected dividends	--	--	(5,000)
Balance at 31 December	219,009	201,345	76,728

GigaGen Inc.

40

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

On 5 July 2017, Grifols through its 100% subsidiary Grifols Innovation and New Technologies Limited ("GIANT"), has acquired a 43.96% shareholding in GigaGen, Inc., a company based in San Francisco (USA) for the amount of US Dollars 35 million.

GIANT and GigaGen have also entered into a Research and Collaboration Agreement whereby in exchange of a collaboration fee of US Dollars 15 million in the aggregate, GigaGen will commit to carry out research activities to develop recombinant polyclonal immunoglobulin therapies derived from human B cells for the treatment of human diseases.

The summarized financial information of GigaGen, Inc. corresponding to the last available financial statements is included below with the carrying amount of the Group's interest. Information regarding the income statement is included only from the date of acquisition of the participation.

	Thousand of Euros	Thousand of USD
	31/12/2017	**31/12/2017**
Non-current assets	404	484
Current assets	21,910	26,277
Current liabilities	(180)	(216)
Total net assets (100%)	22,134	26,545
Group's share of net assets (43.96%)	9,730	11,669
Profit from continuing operations (100%)	(1,830)	(2,183)
Group's share of total comprehensive income (43.96%)	(804)	(960)

A reconciliation of the summarized financial information with the carrying amount of the Group's interest is as follows:

	Thousand of Euros
	31/12/2017
Group's share of net assets	9,730
Goodwill of equity method investment	19,317
Equity method accounted investment	29,047

Movement in Gigagen's equity-accounted investment for the year ended 31 December 2017 is as follows:

41

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Annual Accounts
(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Thousand of Euros
	31/12/2017
Balance at 1 January	--
Acquisitions	31,752
Share of profit / (losses)	(804)
Share of other comprehensive income / translation differences	(1,595)
Impairment Losses	(306)
Balance at 31 December	29,047

Access Biologicals LLC.

On 12 January 2017, the group has announced the acquisition of 49% of the voting rights in Access Biologicals LLC, a company based in San Diego, California, USA, for the amount of US Dollar 51 million. Grifols has entered into an option agreement to purchase the remaining 51% voting rights in five years, in 2022. Grifols has also signed a supply agreement to sell to Access Biologicals biological products not meant for therapeutic use.

The principal business activity of Access Biologicals is the collection and manufacturing of an extensive portfolio of biologicals products. Combined with closed-loop material sourcing, it provides critical support for various markets such as in-vitro diagnostic manufacturing, biopharmaceutical, cell culture and diagnostic research & development.

The summarized financial information of Access Biologicals LLC. corresponding to the last available financial statements is included below with the carrying amount of the Group's interest. Information regarding the income statement is included only from the date of acquisition of the participation.

	Thousand of Euros	Thousand of USD
	31/12/2017	31/12/2017
Non-current assets	1,221	1,464
Current assets	14,422	17,296
Non-current liabilities	(1,284)	(1,540)
Current liabilities	(3,023)	(3,626)
Total net assets (100%)	11,336	13,594
Group's share of net assets (49%)	5,555	6,661
Profit from continuing operations (100%)	3,734	4,129
Group's share of total comprehensive income (49%)	1,830	2,023

A reconciliation of the summarized financial information with the carrying amount of the Group's interest is as follows:

42

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Annual Accounts
(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Thousand of Euros
	31/12/2017
Group's share of net assets	5,555
Goodwill of equity method investment	38,664
Equity method accounted investment	44,219

Movement in Access Biological's equity-accounted investment for the year ended 31 December 2017 is as follows:

	Thousand of Euros
	31/12/2017
Balance at 1 January	--
Acquisitions	48,383
Share of profit / (losses)	1,830
Share of other comprehensive income / translation differences	(5,994)
Balance at 31 December	44,219

Aradigm

As the Antimicrobial Drugs Advisory Committee of the US Food and Drug Administration did not recommend the approval for LinahiqTM as a treatment for non-cystic fibrosis bronchiectasis patients with chronic lung Pseudomonas aeruginosa infections, the investment in Aradigm have been totally impaired.
Consequently, the investment in Aradigm has been fully impaired for an amount of Euros 5,386 thousand in the statement of profit and loss.

Movement in the investment in Aradigm for the year ended 31 December 2017 and 31 December 2016 is as follows:

	Thousand of Euros	
	31/12/2017	31/12/2016
Balance at 1 January	9,291	19,799
Share of profit / (losses)	(4,324)	(10,185)
Share of other comprehensive income / translation differences	869	(323)
Impairment losses	(5,836)	--
Balance at 31 December	--	9,291

Singulex, Inc.

On 17 May 2016 Grifols subscribed and paid a capital increase for an amount of US Dollars 50 million (Euros 44,107 thousand) in the US company Singulex, Inc. ("Singulex"). As a result, Grifols holds a 19,33% common stock interest in Singulex on a fully diluted basis at a pre-money valuation of US Dollars 200 million. Grifols will be entitled to appoint a director to serve the board of directors of Singulex. As a result, Singulex granted Grifols an

43

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

exclusive worldwide license for the use and sale of Singulex' technology for the blood donor and plasma screening to further ensure the safety of blood and plasma products.

Movement in Singulex, Inc.'s equity-accounted investment for the years ended 31 December 2016 and December 2017 is as follows:

	Thousand of Euros	
	31/12/2017	**31/12/2016**
Balance at 1 January	43,329	--
Acquisitions	--	44,107
Share of profit / (losses)	(9,335)	(3,890)
Share of other comprehensive income / translation differences	(4,672)	3,112
Balance at 31 December	29,322	43,329

Interstate Blood Bank, Inc., Bio-Blood Components, Inc. and Plasma Biological Services, Llc.

On 11 May 2016 Grifols acquired a 49.19% stake in Interstate Blood Bank, Inc. (IBBI), 48.97% of Bio-Blood Components, Inc. (Bio-Blood) and 48.90% of Plasma Biological Services, LLC. (PBS) ("IBBI Group"), a group based in Memphis, USA, for the price of US Dollars 100 million (Euros 88,215 thousand). GWWO also entered into an option agreement to purchase the remaining stakes for a price of US Dollars 100 million for an option price of US Dollars 10 million (Euros 9,007 thousand) (see notes 11 and 30). The purchase price and the call right were paid upon signature of the contract. The principal business activity of IBBI and its affiliates is the collection of plasma for the plasma fractionation industry, with 23 plasma collection centers, 9 blood donation centers and one laboratory.

Movement in Interstate Blood Bank, Inc., Bio-blood Components, Inc. and Plasma Biological Services, LLC.'s equity-accounted investment for the years ended 31 December 2016 and 2017 is as follows:

	Thousands of Euros			Thousands of Euros		
	31/12/2017			**31/12/2016**		
	IBBI	Bio-Blood	PBS	IBBI	Bio-Blood	PBS
Balance at 1 January	31,090	38,725	25,890	--	--	--
Acquisitions	--	--	--	28,229	36,168	23,818
Share of profit / (losses)	635	(1,181)	270	695	(166)	260
Share of other comprehensive income / translation differences	(3,789)	(4,584)	(3,150)	2,166	2,723	1,812
Balance at 31 December	27,936	32,960	23,010	31,090	38,725	25,890

Albajuna Therapeutics, S.L

In January 2016, Grifols acquired 30% of the equity of AlbaJuna Therapeutics, S.L. for Euros 3.75 million in the form of a cash payment to finance the development and production of therapeutic antibodies against HIV. The initial investment will be increased upon achievements of agreed development milestones through two payments for a total amount of Euros 7.25 million.

AlbaJuna Therapeutics is a spin-off from the AIDS Investigation Institute IrsiCaixa, jointly driven by Obra Social "la Caixa" and the Generalitat de Catalunya's Department of Health. It was founded to promote the preclinical and clinical development of monoclonal antibodies that both neutralize the HIV action in the human body and increase the activity of natural killer cells, which are responsible for the destruction of infected cells.

Kiro Grifols, S.L.

44

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

On 25 July 2017 the Group subscribed a capital increase in Kiro Grifols, S.L (formerly Kiro Robotics, S.L.) for an amount of Euros 12.8 million, which represents 40% of the voting and economic rights of Kiro Grifols. With this new operation, Grifols owns a total of 90% of the voting and economic rights of Kiro Grifols S.L., which is now considered part of the group, and starts using the global consolidation method instead of the equity method (see note 3(b)).

(11) Financial Assets

Details of non-current financial assets on the consolidated balance sheet at 31 December 2017 and 2016 are as follows:

	Thousands of Euros	
	31/12/2017	31/12/2016
Convertible Bond (a)	--	15,201
Non-current derivatives (b) (see note 30)	8,338	13,665
Non-current investment in quoted shares (see note 30)	38,708	29,998
Total Non-current financial assets measured at fair value	47,046	58,864
Convertible Bond (a)	--	25,000
Non-current guarantee deposits	4,820	4,603
Other non-current financial assets	1,346	1,078
Non-current loans to EEAA (c) (see note 31)	16,677	--
Total Non-current financial assets measured at amortized cost	22,843	30,681

Details of other current financial assets on the consolidated balance sheet at 31 December 2017 and 2016 are as follows:

	Thousands of Euros	
	31/12/2017	31/12/2016
Deposits and guarantees	702	957
Current loans to third parties	59	832
Current loans to associates (see note 31)	9,977	793
Total other current financial assets	10,738	2,582

(a) Convertible Bond

On 22 April 2016, the Group's subsidiary, Grifols Worldwide Operations Limited, subscribed convertible bonds for an amount of US Dollars 19,950 thousand (Euros 17,997 thousand) issued by Aradigm that bear at an interest rate of 9% and mature in 2021. The Group indirectly owns 35.13% of the common stock of Aradigm. Interest on the convertible bonds is payable on 1 May and 1 November of each year. At the date of these consolidated annual accounts Aradigm has paid the Group an amount of Euros 1,601 thousand on the convertible bonds (Euros 839 thousand at 31 December 2016). Upon the events described in the indenture governing the convertible bonds, the convertible bonds are convertible into common stock of Aradigm. At the date of these consolidated annual accounts, the conversion rate is 191.94 shares of Aradigm common stock per US Dollar 1,000 principal amount of convertible bonds.
As mentioned in note 8 (a), as the Antimicrobial Drugs Advisory Committee of the US Food and Drug Administration did not recommend approval for Linahiq™ as a treatment for non-cystic fibrosis bronchiectasis

45

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

patients with chronic lung *Pseudomonas aeruginosa* infections, the Group has decided to impair all the financial assets referred to it. As a consequence, the financial assets related to the convertible bond of Aradigm have been impaired for a total amount of Euros 14,477 thousand (see note 26). This amount has been recognized in the Profit or Loss Statement as a financial result.

On February 2, 2017 Grifols Worldwide Operations Limited sold to Nomura International PLC the convertible bonds issued by TiGenix that the Group subscribed on March 6, 2015. The settlement amount was Euros 20.5 million resulting in a loss of Euros 5.5 million.

(b) Non-current derivatives

Non-current derivatives includes an amount of Euros 8,338 thousand in respect of the call right for the Interstate Blood Bank, Inc. shares, Bio-Blood Components, Inc. shares and Plasma Biological Services, LLC. units that are not owned by the Group. The call right can be exercised by the Group by delivering written notice of its intention at any time on or after February 1, 2019 and on or before April 30, 2019 (see note 11 (a)).

On December 31, 2017 the implicit derivative to the right of the convertible bond of Aradigm have been totally impaired due to the resolution of the Antimicrobial Drugs Advisory Committee of the US Food and Drug Administration. As a consequence, it has been recognized a financial impairment in the Profit and Loss Statement for a total amount of Euros 3,672 thousand.

(c) Non-current loans to EEAA

On 2 October 2017 the Group's subsidiary Grifols Diagnostic Solutions, Inc. subscribed notes for an amount of US Dollars 20,000 thousand (Euros 16,676 thousand) issued by Singulex, Inc., that bear at an interest rate of 5% and mature in September 19, 2019. The Group indirectly owns 19.33 % of the common stock of Singulex Inc.

(12) Inventories

Details of inventories at 31 December 2017 and 2016 are as follows:

	Thousands of Euros	
	31/12/2017	**31/12/2016**
Goods for resale	105,013	166,272
Raw materials and supplies	454,371	423,326
Work in progress and semi-finished goods	592,612	584,279
Finished goods	477,297	469,054
	1,629,293	1,642,931

Movement in the inventory provision was as follows:

	Thousands of Euros		
	31/12/2017	**31/12/2016**	**31/12/2015**
Balance at 1 January	33,069	22,614	15,888
Net charge for the year	8,232	8,878	6,099
Cancellations for the year	(357)	(20)	(195)
Translation differences	(5,180)	1,597	822
Balance at 31 December	35,764	33,069	22,614

46

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(13) Trade and Other Receivables

Details at 31 December 2017 and 2016 are as follows:

	Thousands of Euros	
	31/12/2017	31/12/2016
Trade receivables	302,685	431,510
Receivables from associates (note 31)	3,219	133
Bad debt provision (note 30)	(19,706)	(17,987)
Trade receivables	**286,198**	**413,656**
Other receivables (note 30)	7,485	13,705
Personnel	566	280
Advance payments (note 30)	11,181	6,775
Taxation authorities, VAT recoverable	20,105	17,768
Other public entities	1,344	3,771
Other receivables	**40,681**	**42,299**
Current income tax assets	**59,531**	**77,713**
	386,410	**533,668**

Other receivables

During 2017, 2016 and 2015 certain companies of the Grifols Group have sold receivables from several public entities, without recourse, to certain financial institutions. Under some of these contracts, the Group receives an initial payment which usually amounts to 90% of the nominal amount of the receivables sold less the associated sale and purchase costs. The deferred collection (equivalent to the rest of the nominal amount) will be made by the Group once the financial institution has collected the nominal amount of the receivables (or the interest, if the balances are received after more than 36 months, depending on the terms of each particular contract) and this amount is recognized in the consolidated balance sheet as a balance receivable from the financial institution. The deferred amount (equivalent to the continuing involvement) totals Euros 1,800 thousand at 31 December 2017 (Euros 2,560 thousand at 31 December 2016), which does not differ significantly from its fair value and coincides with the amount of maximum exposure to losses. The financial institution makes the initial payment when the sale is completed and therefore, the bad debt risk associated with this part of the nominal amount of the receivables is transferred. The Group has transferred the credit risk and control of the receivables to certain financial institutions and has therefore derecognized the asset transferred in the consolidated balance sheet, as the risks and rewards inherent to ownership have not been substantially retained.

Certain foreign Group companies have also entered into a contract to sell receivables without recourse to various financial institutions.

Total balances receivable without recourse sold to financial institutions through the aforementioned contracts in 2017 amount to Euros 912 million (Euros 870 million in 2016).

The finance cost of these operations for the Group totals approximately Euros 3,973 thousand which has been recognized under finance result in the consolidated statement of profit and loss for 2017 (Euros 4,885 thousand in 2016 and Euros 6,512 thousand in 2015) (see note 26).

Details of balances with related parties are shown in note 31.

(14) Cash and Cash Equivalents

47

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) Details of this caption of the consolidated balance sheet at 31 December 2017 and 2016 are as follows: T housands of Euros 31/12/2017 31/12/2016 Current dep osit s Cash in hand and at banks 655,463 231,058 470,298 424,711 T ot al cash and cash equivalent s 886,521 895,009 (15) Equity Details of consolidated equity and movement are shown in the consolidated statement of changes in equity. (a) Share capital At 31 December 2017 and 2016, the Company’s share capital amounts to Euros 119,603,705 and comprises: • Class A shares: 426,129,798 ordinary shares of Euros 0.25 par value each, subscribed and fully paid and of the same class and series. • Class B shares: 261,425,110 non-voting preference shares of 0.05 Euros par value each, of the same class and series, and with the preferential rights set forth in the Company’s by-laws. On 4 January 2016 the Company’s new shares resulting from the share split ruling on 3 December 2015 by the Company’s board of directors started to be traded in accordance with the delegation of authorities by the shareholders at the general shareholders’ meeting held on 29 May 2015. The main characteristics of the Class B shares are as follows: • Each Class B share entitles its holder to receive a minimum annual preferred dividend out of the distributable profits at the end of each year equal to Euros 0.01 per Class B share provided that the aggregate preferred dividend does not exceed the distributable profits of that year and a distribution of dividends has been approved by the Company’s shareholders. This preferred dividend is not cumulative if sufficient distributable profits are not obtained in the period. • Each Class B share is entitled to receive, in addition to the above-mentioned preferred dividend, the same dividends and other distributions as for one Grifols ordinary share. • Each Class B share entitles the holder to its redemption under certain circumstances, if a takeover bid for all or part of the shares in the Company has been made, except if holders of Class B shares have been entitled to participate in the bid on the same terms as holders of Class A shares. The redemption terms and conditions reflected in the Company’s by-laws limit the amount that may be redeemed, requiring that sufficient distributable reserves be available, and limit the percentage of shares to be redeemed in line with the ordinary shares to which the bid is addressed. In the event the Company were to be wound up and liquidated, each Class B share entitles the holder to receive, before any amounts are paid to holders of ordinary shares, an amount equal to the sum of (i) the par value of the Class B share, and (ii) the share premium paid for the Class B share when it was subscribed. In addition to the Class B liquidation preference amount, each holder is entitled to receive the same liquidation amount that is paid for each ordinary share. • These shares are freely transferable. 48

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Since 23 July 2012 the ADSs (American Depositary Shares) representing Grifols' Class B shares (non-voting shares) have had an exchange ratio of 1:1 in relation to Class B shares, ie.1 ADS represents 1 Class B share. The previous rate was 2 ADS per 1 Class B share.

The Company's knowledge of its shareholders is based on information provided voluntarily or in compliance with applicable legislation. According to the information available to the Company, there are no interests representing more than 10% of the Company's total capital at 31 December 2017 and 2016.

At 31 December 2017 and 2016, the number of outstanding shares is equal to the total number of Company shares, less treasury stock.

Movement in outstanding shares during 2016 is as follows:

	Class A shares	Class B shares
Balance at 1 January 2016	426,129,798	257,386,540
(Acquisition) / disposal of treasury stock (note 15 (d))	--	(692,165)
Balance at 31 December 2016	426,129,798	256,694,375

Movement in outstanding shares during 2017 is as follows:

	Class A shares	Class B shares
Balance at 1 January 2017	426,129,798	256,694,375
(Acquisition) / disposal of treasury stock (note 15 (d))	--	432,929
Balance at 31 December 2017	426,129,798	257,127,304

(b) Share premium

Movement in the share premium is described in the consolidated statement of changes in equity, which forms an integral part of this note to the consolidated annual accounts.

(c) Reserves

The drawdown of accumulated gains is subject to legislation applicable to each of the Group companies. At 31 December 2017, Euros 40,061 thousand equivalent to the carrying amount of development costs pending amortization of certain Spanish companies (Euros 50,680 thousand at 31 December 2016) (see note 8) are, in accordance with applicable legislation, restricted reserves which cannot be distributed until these development costs have been amortized.

In May 2015 the company sold 1,967,265 treasury stocks (Class A Shares), generating a profit of Euros 2 million, recognized in reserves.

In June 2015 Araclon Biotech, S.L. increased capital by an amount of Euros 6 million. As a result, the Group has increased its investment from 66.15% to 70.83%. The difference between the share capital increase carried out by the Group and the non-controlling interest had been recognized as a Euros 1.77 million decrease in reserves.

In July 2016 the Group acquired an additional 20% of the assets of Medion Diagnostics AG in exchange for 59,951 treasury stocks (Class B Shares) from its non-controlling interests. After these capital increases, Grifols' interest rose to 100% in 2016. The difference between the share capital increase carried out by the Group and the non-controlling interest was recognized as a Euros 0.6 million decrease in reserves.

49

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

In August 2016 Araclon Biotech, S.L. increased capital by an amount of Euros 6.7 million. As a result, the Group increased its investment from 70.83% to 73.22%. The difference between the share capital increase carried out by the Group and the non-controlling interest was recognized as a Euros 1.7 million decrease in reserves.

On 12 December 2016, the Group subscribed a share capital increase in the capital of VCN Biosciences, S.L. of Euros 5 million. After this capital increase, Grifols interest rose to 81.34% in 2016. The difference between the share capital increase carried out by the Group and the non-controlling interest was recognized as a Euros 1 million decrease in reserves.

In October 2017, the Group acquired 12,020 Progenika Biopharma, S.A. shares As a result, the Group has increased its investment from 89.25% to 90.23%. The difference between the share capital increase carried out by the Group and the non-controlling interest has been recognized as a Euros 374 thousand decrease in reserves.

At 31 December 2017 and 2016 reserves include the IFRS-EU first-time adoption revaluation reserves and legal reserve of certain Group companies.

Legal reserve

Companies in Spain are obliged to transfer 10% of each year's profits to a legal reserve until this reserve reaches an amount equal to 20% of share capital. This reserve is not distributable to shareholders and may only be used to offset losses if no other reserves are available. Under certain conditions it may be used to increase share capital provided that the balance left on the reserve is at least equal to 10% of the nominal value of the total share capital after the increase.

At 31 December 2017 and 2016 the legal reserve of the Company amounts to Euros 23,921 thousand.

Distribution of the legal reserves of Spanish companies is subject to the same restrictions as those of the Company and at 31 December 2017 the balance of the legal reserve of other Spanish companies amounts to Euros 2,416 thousand (Euros 1,485 thousand at 31 December 2016).

Other foreign Group companies have a legal reserve amounting to Euros 731 thousand at 31 December 2017 (Euros 650 thousand at 31 December 2016).

(d) Treasury stock

At 31 December 2017 and December 2016 the Company does not have any Class A treasury stock.

Movement in Class B treasury stock during 2016 is as follows:

	No. of Class B shares	Thousands of Euros
Balance at 1 January 2016	4,038,570	58,575
Acquisition of Class B shares	1,628,893	23,720
Non Cash Disposal Class B shares	(936,728)	(13,585)
Balance at 31 December 2016	4,730,735	68,710

In July 2016 the Company delivered 59,951 treasury stocks (Class B Shares) to Medion´s non-controlling interests in exchange for the 20% acquired from them.

In March 2016 the Company delivered 876,777 treasury stocks (Class B Shares) to Progenika´s non-controlling interests in exchange for the 16.46% acquired from them (see note 2(b)).

50

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Class B share acquisitions included the purchase of the Class B shares from the vendor shareholders of Progenika for which Grifols exercised the cash option for an amount of Euros 11,035 thousand. This amount had been considered as cash used in investing activities in the statement of cash flows

Movement in Class B treasury stock during 2017 is as follows:

	No. of Class B shares	Thousands of Euros
Balance at 1 January 2017	4,730,735	68,710
Disposal Class B shares	(432,929)	(6,288)
Balance at 31 December 2017	4,297,806	62,422

In March 2017 the company delivered 432,929 treasury stocks (Class B shares) to eligible employees as a compensation of the Restricted Share Unit Retention Plan (see note 29).

The Parent held Class B treasury stock equivalent to 0.6% of its capital at 31 December 2017 (0.7% at 31 December 2016).

(e) Distribution of profit

The profits of Grifols, S.A. and subsidiaries will be distributed as agreed by respective shareholders at their general meetings.

The proposed distribution of profit of the Parent Grifols, S.A. for the years ended 31 December 2017, and the distribution approved for 2016, presented at the general meeting held on 26 May 2017, is as follows:

	Thousands of Euros	
	31/12/2017	**31/12/2016**
Legal Reserve	--	--
Voluntary reserve	76,247	103,611
Dividends	265,080	218,182
Profit of the Parent	341,327	321,793

The following dividends were paid in 2016:

	31/12/2016		
	% of par value	Euros per share	Thousands of Euros
Ordinary shares	53%	0.13	56,493
Non-voting shares	265%	0.13	34,136
Non-voting shares (preferred dividend)	20%	0.01	2,614
Total dividends paid			93,243

	31/12/2016		
	% of par value	Euros per share	Thousands of Euros
Ordinary shares (interim dividend)	72%	0.18	76,703
Non-voting shares (interim dividend)	360%	0.18	46,205
Total interim dividends paid			122,908

51

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Annual Accounts
(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

The following dividends were paid in 2017:

	31/12/2017		
	% of par value	Euros per share	Thousands of Euros
Ordinary shares	54%	0.14	57,790
Non-voting shares	271%	0.14	34,870
Non-voting shares (preferred dividend)	20%	0.01	2,614
Total dividends paid			95,274

	31/12/2017		
	% of par value	Euros per share	Thousands of Euros
Ordinary shares (interim dividend)	72%	0.18	76,703
Non-voting shares (interim dividend)	360%	0.18	46,283
Total interim dividends paid			122,986

At the meeting held on 27 October 2017, the Board of Directors of Grifols approved the distribution of interim dividend for 2017 of Euros 0.18 for each Class A and B share, recognizing a total of Euros 122,986 thousand as interim dividend.

At the meeting held on 28 October 2016, the Board of Directors of Grifols approved the distribution of interim dividend for 2016 of Euros 0.18 for each Class A and B share, recognizing a total of Euros 122.908 thousand as interim dividend.

These amounts to be distributed did not exceed the profits generated by the Company since the end of the last reporting period, less the estimated income tax payable on these profits, in accordance with article 277 of the Revised Spanish Companies Act.

The Statement of Liquidity for Distribution of Interim Dividend of Grifols, S.A. prepared in accordance with legal requirements and which shows the existence of sufficient liquidity to be able to distribute the aforementioned interim dividend is provided in Appendix V.

At a general meeting held on 26 May 2017 the shareholders approved the distribution of a preferred dividend of Euros 0.01 for every Class B non-voting share.

The distribution of the profit for the years ended 31 December 2016 and 2017 is presented in the consolidated statement of changes in equity.

(f) Restricted Share Unit Compensation

The Group has set up a Restricted Share Unit Retention Plan (hereinafter RSU Plan) for certain employees (see note 29). This commitment will be settled using equity instruments and the cumulative accrual amounts to Euros 13,871 thousand (Euros 7,946 thousand in 2016).

(16) Earnings Per Share

52

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

The calculation of basic earnings per share is based on the profit for the year attributable to the shareholders of the Parent divided by the weighted average number of ordinary shares in circulation throughout the year, excluding treasury stock.
Details of the calculation of basic earnings per share are as follows:

	Thousands of Euros		
	31/12/2017	**31/12/2016**	**31/12/2015**
Profit for the year attributable to shareholders of the Parent (thousands of Euros)	662,700	545,456	532,145
Weighted average number of ordinary shares outstanding	684,197,276	683,225,815	683,549,316
Basic earnings per share (Euros per share)	0.97	0.80	0.78

The weighted average of the ordinary shares outstanding (basic) has been calculated taking into consideration the share split carried out on 4 January 2016 as follows:

	Number of shares		
	31/12/2017	**31/12/2016**	**31/12/2015**
Issued shares outstanding at 1 January	683,854,491	683,516,338	683,610,378
Effect of shares issued	--	--	--
Effect of treasury stock	342,785	(290,523)	(61,062)
Average weighted number of ordinary shares outstanding (basic) at 31 December	684,197,276	683,225,815	683,549,316

Diluted earnings per share are calculated by dividing profit for the year attributable to shareholders of the Parent by the weighted average number of ordinary shares in circulation considering the diluting effects of potential ordinary shares.

The RSU Plan granted by the Group and payable in shares, assumes the existence of dilutive potential shares. Diluted earnings per share have been calculated as follows:

	Thousands of Euros		
	31/12/2017	**31/12/2016**	**31/12/2015**
Profit for the year attributable to shareholders of the Parent (thousands of Euros)	662,700	545,456	532,145
Weighted average number of ordinary shares outstanding (diluted)	684,243,891	684,170,887	683,924,426
Diluted earnings per share (Euros per share)	0.97	0.80	0.78

The weighted average number of ordinary shares outstanding diluted has been calculated as follows:

53

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Number of shares		
	31/12/2017	31/12/2016	31/12/2015
Issued shares outstanding at 1 January	683,854,491	683,988,460	683,610,378
Effect of RSU shares	46,615	472,950	375,110
Effect of shares issued	--	--	--
Effect of treasury stock	342,785	(290,523)	(61,062)
Average weighted number of ordinary shares outstanding (diluted) at 31 December	684,243,891	684,170,887	683,924,426

(17) Non-Controlling Interests

Details of non-controlling interests and movement at 31 December 2016 are as follows:

	Thousands of Euros					
	Balance at 31/12/2015	Additions	Disposals	Capital increases	Translation differences	**Balance at 31/12/2016**
Grifols (Thailand) Pte Ltd	2,664	778	(215)	--	127	3,354
Grifols Malaysia Sdn Bhd	1,040	144	--	--	(12)	1,172
Araclon Biotech, S.A.	183	(1,819)	--	1,776	--	140
Medion Grifols Diagnostic AG	(406)	--	406	--	--	--
GRI-CEI S/A Productos para transfusao	1,146	--	(1,146)	--	--	--
Progenika Biopharma, S.A.	1,093	165	--	--	(47)	1,211
Brainco Biopharma, S.L.	(373)	--	373	--	--	--
Abyntek Biopharma, S.L.	(93)	20	--	--	--	(73)
VCN Bioscience, S.L	(67)	(201)	--	961	--	693
	5,187	(913)	(582)	2,737	68	6,497
			(see note 2(b))			

Details of non-controlling interests and movement at 31 December 2017 are as follows:

	Thousands of Euros					
	Balance at 31/12/2016	Additions	Disposals	Business Combination / Additions to Consolidated Group	Translation differences	**Balance at 31/12/2017**
Grifols (Thailand) Pte Ltd	3,354	433	(77)	--	(131)	3,579
Grifols Malaysia Sdn Bhd	1,172	229	--	--	(29)	1,372
Araclon Biotech, S.A.	140	(1,617)	--	--	--	(1,477)
Progenika Biopharma, S.A.	1,211	(60)	(298)	--	27	880
Abyntek Biopharma, S.L.	(73)	45	28	--	--	--
VCN Bioscience, S.L	693	(272)	--	--	--	421
Kiro Grifols , S.L.	--	(144)	--	255	--	111
	6,497	(1,386)	(347)	255	(133)	4,886
			(see note 2(b))			

(18) Grants

54

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Annual Accounts
(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Details are as follows:

	Thousands of Euros	
	31/12/2017	31/12/2016
Capital grants	11,010	11,311
Interest rate grants (preference loans) (See note 20 (e))	812	885
	11,822	12,196

Interest-rate grants (preference loans) reflect the implicit interest on loans extended by the Spanish Ministry of Science and Technology as these are interest free.

Grants of Euros 323 thousand have been transferred to the consolidated statement of profit and loss during the year ended 31 December 2017 (Euros 1,154 thousand at 31 December 2016 and Euros 1,227 thousand at 31 December 2015).

(19) Provisions

Details of provisions at 31 December 2017 and 2016 are as follows:

	Thousands of Euros	
Non-current provisions (a)	31/12/2017	31/12/2016
Provisions for pensions and similar obligations	4,742	4,195
Other provisions	1,021	923
Non-current provisions	5,763	5,118

	Thousands of Euros	
Current provisions (b)	31/12/2017	31/12/2016
Trade provisions	106,995	89,588
Current provisions	106,995	89,588

(a) Non-current provisions

At 31 December 2017, 2016 and 2015 provisions for pensions and similar obligations mainly comprise a provision made by certain foreign subsidiaries in respect of labor commitments with certain employees.

Movement in provisions during 2015 is as follows:

	Thousands of Euros					
	Balance at 31/12/2014	Net Charge	Cancellations	Reclassifications	Translation differences	Balance at 31/12/2015
Non-current provisions	6,953	376	(1,598)	(600)	(151)	4,980
	6,953	376	(1,598)	(600)	(151)	4,980

Movement in provisions during 2016 is as follows:

55

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Annual Accounts
(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Thousands of Euros					
	Balance at 31/12/2015	Net Charge	Cancellations	Reclassifications	Translation differences	**Balance at 31/12/2016**
Non-current provisions	4,980	(399)	(281)	814	4	5,118
	4,980	(399)	(281)	814	4	5,118

Movement in provisions during 2017 is as follows:

	Thousands of Euros						
	Balance at 31/12/2016	Business Combination	Net Charge	Cancellations	Reclassifications	Translation differences	**Balance at 31/12/2017**
Non-current provisions	5,118	23	422	(23)	290	(67)	5,763
	5,118	23	422	(23)	290	(67)	5,763

(b) Current provisions

Movement in trade provisions during 2015 is as follows:

	Thousands of Euros					
	Balance at 31/12/2014	Net Charge	Cancellations	Reclasifications	Translation differences	**Balance at 31/12/2015**
Trade provisions	115,985	(2,562)	(6,123)	492	15,257	123,049
	115,985	(2,562)	(6,123)	492	15,257	123,049

Movement in trade provisions during 2016 is as follows:

	Thousands of Euros				
	Balance at 31/12/2015	Net Charge	Cancellations	Translation differences	**Balance at 31/12/2016**
Trade provisions	123,049	(28,481)	(6,417)	1,437	89,588
	123,049	(28,481)	(6,417)	1,437	89,588

Movement in trade provisions during 2017 is as follows:

	Thousands of Euros						
	Balance at 31/12/2016	Business combination	Net Charge	Cancellations	Reclasifications	Translation differences	**Balance at 31/12/2017**
Trade provisions	89,588	41,841	(4,812)	(2,886)	(2,600)	(14,136)	106,995
	89,588	41,841	(4,812)	(2,886)	(2,600)	(14,136)	106,995
		(See note 3(a))					

(20) Financial Liabilities

56

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

This note provides information on the contractual conditions of the loans obtained by the Group, which are measured at amortized cost. For further information on exposure to interest rate risk, currency risk and liquidity risk and the fair values of financial liabilities, please refer to note 30.

Details at 31 December 2017 and 2016 are as follows:

	Thousands of Euros	
Financial liabilities	**31/12/2017**	**31/12/2016**
Non-current obligations (a)	853,667	831,417
Senior secured debt (b)	4,849,882	3,728,695
Other loans (b)	169,214	114,898
Finance lease liabilities (c)	5,415	6,086
Other non-current financial liabilities (e)	23,637	30,975
Total non-current financial liabilities	5,901,815	4,712,071
Current obligations (a)	95,538	95,524
Senior secured debt (b)	4,057	81,273
Other loans (b)	29,527	23,288
Finance lease liabilities (c)	3,945	3,859
Other current financial liabilities (e)	22,003	26,121
Total current financial liabilities	155,070	230,065

On 06 February 2017 the Group concluded the refinancing process of its senior debt. The total debt refinanced amounts to US Dollars 6,300 million (Euros 5,800 million), including the US Dollars 1,816 million loan obtained for the acquisition of Hologic's transfusional diagnostics unit. Following the refinancing process, Grifols' debt structure consists in a US Dollars 6,000 million long-term loan with institutional investors and banks segmented in two tranches (Term Loan A and Term Loan B), and a US Dollars 300 million undrawn revolving credit facility.

On 18 April 2017 the Group concluded the refinancing process of the Senior Unsecured Notes. The total bond issuance amounted to Euros 1,000 million.

On 5 December 2017 the Group has received an additional loan from the European Investment Bank of up to Euros 85 million at a fixed interest rate for a period of ten years with a grace period of two years. The loan will be used to support certain investments in R&D which are mainly focused on searching for new applications for plasmatic proteins. On 28 October 2015, the Group received its first loan with the same entity and conditions for a total amount of Euros 100 million.

(a) Senior Unsecured Notes

On 18 April 2017, Grifols, S.A., issued US Dollars 1,000 million Senior Unsecured Notes (the "Notes") that will mature in 2025 and will bear annual interest at a rate of 3.20%. These notes replaced the 97.1 % of the Senior Unsecured Notes issued in 2014 by Grifols Worldwide Operations Limited, a 100% subsidiary of Grifols S.A., amounting to US Dollars 1,000 million, with a maturity in 2022 and at interest rate of 5.25% that was owned by a financial institution. The remaining 2.9% of the existing notes was redeemed before the exchange by an amount of Euros 26,618 thousand. The corresponding deferred costs of the notes have been recognized in profit and loss. On 2 May 2017 the Notes have been admitted to listing in the Irish Stock Exchange.

The present value of discounted cash flows of the new Notes under the new agreement, including costs for fees paid and discounted using the original effective interest rate differs by less than 10% of the present value discounted cash flows remaining in the original debt, whereby the new agreement is not substantially different to the original agreement.

57

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Annual Accounts
(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

The costs of refinancing Senior Unsecured Notes amounted to Euros 57.5 million, including the redemption costs. These costs were included as transaction costs together with other costs deriving from the debt issue and will be taken to profit and loss in accordance with the new effective interest rate. Based on the analysis of the quantitative and qualitative factors, the Group concluded that the renegotiation of conditions of the Senior Unsecured Notes does not trigger a derecognition of the liability. Unamortized financing costs from the Senior Unsecured Notes amount to Euros 146 million at 31 December 2017 (Euros 117 million at 31 December 2016).

Details of movement in the Senior Unsecured Notes at 31 December 2016 are as follows:

	Thousands of Euros		
	Opening outstanding balance 01/01/16	Translation differences	Closing outstanding balance 31/12/16
Senior Unsecured Notes (nominal amount)	918,527	30,150	948,677
Total	918,527	30,150	948,677

Details of movement in the Senior Unsecured Notes at 31 December 2017 are as follows:

	Thousands of Euros				
	Opening outstanding balance 01/01/17	Refinancing	Repayments	Translation differences	Closing outstanding balance 31/12/17
Senior Unsecured Notes (nominal amount)	948,677	108,597	(26,618)	(30,656)	1,000,000
Total	948,677	108,597	(26,618)	(30,656)	1,000,000

At 31 December2017 and 2016 the current obligations caption includes the issue of bearer promissory notes to Group employees, as follows:

31/12/2016

	Issue date	Maturity date	Nominal amount of promissory notes (Euros)	Interest rate	Promissory notes subscribed (Thousands of Euros)	Buy back (Thousands of Euros)	Interest pending accrual (Thousands of Euros)
Issue of bearer promissory notes	05/05/16	04/05/17	3,000	4.00%	84,966	(789)	(1,104)

31/12/2017

	Issue date	Maturity date	Nominal amount of promissory notes (Euros)	Interest rate	Promissory notes subscribed (Thousands of Euros)	Buy back (Thousands of Euros)	Interest pending accrual (Thousands of Euros)
Issue of bearer promissory notes	05/05/17	04/05/18	3,000	3.00%	92,109	(906)	(909)

58

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(b) Loans and borrowings

Details of loans and borrowings at 31 December 2017 and 2016 are as follows:

					Thousands of Euros			
					31/12/2017		31/12/2016	
Credit	Currency	Interest rate	Date awarded	Maturity date	Amount extended	Carrying amount	Amount extended	Carrying amount
Senior debt - Tranche A	US Dollars	Libor + 1.75%	31/01/2017	31/01/2023	1,959,476	1,959,476	--	--
Senior debt - Tranche A	Euros	Euribor + 1.75%	31/01/2017	31/01/2023	607,000	607,000	--	--
Senior debt - Tranche B	US Dollars	Libor + 2.25%	31/01/2017	31/01/2025	2,501,459	2,457,684	--	--
Senior debt - Tranche B	Euros	Euribor + 3%	27/02/2014	28/02/2021	--	--	400,000	385,000
Senior debt - Tranche A	US Dollars	Libor + 2.5%	27/02/2014	29/02/2020	--	--	664,074	527,108
Senior debt - Tranche B	US Dollars	Libor + 3%	27/02/2014	28/02/2021	--	--	3,055,168	2,967,574
Total senior debt					5,067,935	5,024,160	4,119,242	3,879,682
EIB Loan	Euros	2.70%	20/11/2015	20/11/2025	100,000	74,375	100,000	100,000
EIB Loan	Euros	2.02%	22/12/2017	22/12/2027	85,000	85,000		
Total EIB Loan					185,000	159,375	100,000	100,000
Revolving Credit	US Dollars	Libor + 1.75%	31/01/2017	31/01/2023	250,146	--	--	--
Revolving Credit	US Dollars	Libor + 2.5%	27/02/2014	27/02/2019	--	--	284,603	--
Total Revolving Credit					250,146	--	284,603	--
Other non-current loans	Euros	Euribor-Euribor+4%	19/03/2013	30/09/2024	33,180	9,839	33,000	14,898
Loan transaction costs					--	(174,278)	--	(150,987)
Non-current loans and borrowings					**5,536,261**	**5,019,096**	**4,536,845**	**3,843,593**

59

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) T housands of Euros 31/12/2017 31/12/2016 Credit Currency Int erest rat e Dat e awarded M at urit y dat e Amount ext ended Carry ing amount Amount ext ended Carry ing amount Senior debt - T ranche A Senior debt - T ranche A Senior debt - T ranche B Senior debt - T ranche B Senior debt - T ranche A Senior debt - T ranche B Tot al senior debt US Dollars Euros US Dollars Euros US Dollars US Dollars Libor + 1.75% Euribor + 1.75% Libor + 2.25% Euribor + 3% Libor + 2.5% Libor + 3% 31/01/2017 31/01/2017 31/01/2017 27/02/2014 27/02/2014 27/02/2014 31/01/2023 31/01/2023 31/01/2025 28/02/2021 29/02/2020 28/02/2021 (*) (*) (*) ---- 25,015 ---- ---- ---- ---- --4,000 49,806 30,832 ---- --(*) (*) (*) --25,015 --84,638 Euros 2.70% BEI Loan 20/11/2015 20/11/2025 (*) 10,625 ---- Tot al BEI Loan --10,625 ---- 0.1%-3.74% Ot her current loans 131,700 18,902 208,105 23,288 Loan t ransact ion cost s --(20,958) --(3,365) Curre nt l oans and borrowi ngs 131,700 33,584 208,105 104,561 (*) See amount grant ed under non-current debt 60

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Current loans and borrowings include accrued interest amounting to Euros 1,713 thousand as at 31 December 2017 (Euros 596 thousand at 31 December 2016).

On 06 February 2017 the Group refinanced its Senior Secured Debt with the existing lenders and obtained the additional debt for the acquisition of Hologic by an amount of US Dollars 1,816 million. The new senior debt consists of a Term Loan A ("TLA"), which amounts to US Dollars 2,350 million and Euros 607 million with a 1.75% margin overLibor and Euribor respectively and maturity in 2023 and quasi-bullet amortization structure, and a Term Loan B ("TLB") that amounts to US Dollars 3,000 million with a 2.25% margin over Libor and maturity in 2025. The borrowers of the total debt are Grifols Worldwide Operations Limited and Grifols, S.A. for the Term Loan A and Grifols Worldwide Operations USA, Inc. for the Term Loan B.

The present value discounted from cash flows under the new agreement, including any fees paid and discounted using the original effective interest rate differs by less than 10% of the present value discounted from cash flows remaining in the original debt, whereby it is considered that the debt instrument has not been substantially modified.

The costs of refinancing the senior debt have amounted to Euros 84.8 million. Based on the analysis of the quantitative and qualitative factors, the Group has concluded that the renegotiation of conditions of the senior debt does not trigger a derecognition of the liability. Unamortized financing costs from the senior secured debt amount to Euros 195 million at 31 December 2017 (Euros 154 million at 31 December 2016).

The terms and conditions of the senior secured debt are as follows:

- **Tranche A**: six year loan divided into two tranches: US Tranche A and Tranche A in Euros.

  - **US Tranche A** :
    - Original Principal Amount of US Dollars 2,350 million.
    - Applicable margin of 175 basis points (bp) linked to US Libor.
    - Quasi-bullet amortization structure.
    - Maturity in 2023.

  - **Tranche A in Euros :**
    - Original Principal Amount of Euros 607 million.
    - Applicable margin of 175 basis ponts (bp) linked to Euribor.
    - Quasi-bullet amortization structure.
    - Maturity in 2023.

Details of Tranche A by maturity at 31 December 2017 are as follows:

	US Tranche A			Tranche A in Euros	
Maturity	Currency	Principal in thousands of US Dollars	Principal in thousands of Euros	Currency	Principal in thousands of Euros
2019	US Dollars	117,500	97,974	Euros	30,350
2020	US Dollars	235,000	195,948	Euros	60,700
2021	US Dollars	235,000	195,948	Euros	60,700
2022	US Dollars	1,321,875	1,102,204	Euros	341,437
2023	US Dollars	440,625	367,402	Euros	113,813
Total	**US Dollars**	2,350,000	1,959,476	Euros	607,000

61

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

- **Tranche B**: Senior Debt Loan repayable in eight years.

  - **US Tranche B :**
    - Original Principal Amount of US Dollars 3,000 million.
    - Applicable margin of 225 basis points (bp) linked to US Libor.
    - Quasi-bullet amortization structure.
    - Maturity in 2025.

Details of Tranche B by maturity at 31 December 2017 are as follows:

	US Tranche B		
Maturity	Currency	Principal in thousands of US Dollars	Principal in thousands of Euros
2018	US Dollars	30,000	25,015
2019	US Dollars	30,000	25,015
2020	US Dollars	30,000	25,015
2021	US Dollars	30,000	25,015
2022	US Dollars	30,000	25,015
2023	US Dollars	30,000	25,015
2024	US Dollars	30,000	25,015
2025	US Dollars	2,767,500	2,307,594
Total	US Dollars	2,977,500	2,482,699

- **US Dollar 300 million committed credit revolving facility:** Amount maturing on 2023 and applicable margin of 175 basis points (bp) linked to US Libor. At 31 December 2017 no amount has been drawn down on this facility.

The issue of senior unsecured notes and senior secured debt is subject to compliance with a leverage ratio covenant. At 31 December 2017 the Group complies with this covenant.

Both the Senior Term Loans and the Revolving Loans are guaranteed by Grifols, S.A. and certain significant subsidiaries of Grifols, S.A. that together with Grifols, S.A. represent, in the aggregate, at least 80% of the consolidated assets and consolidated EBITDA of Grifols, S.A. and its subsidiaries.

The Notes have been issued by Grifols S.A. and are guaranteed on a senior unsecured basis by subsidiaries of Grifols, S.A. that are guarantors and co-borrower under the New Credit Facilities. The guarantors are Grifols Worldwide Operations Limited, Biomat USA, Inc., Grifols Biologicals Inc., Grifols Shared Services North America, Inc., Grifols Diagnostic Solutions Inc., Grifols Therapeutics, Inc., Instituto Grifols, S.A., Grifols Worldwide Operations USA, Inc and Grifols USA, Llc.

62

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(c) Finance lease liabilities

Details of minimum payments and the present value of finance lease liabilities, by maturity date, are as follows:

	Thousands of Euros					
	31/12/2017			31/12/2016		
	Minimum payments	Interest	Present Value	Minimum payments	Interest	Present Value
Maturity at:						
Less than one year	4,305	360	3,945	4,267	408	3,859
Two years	2,636	179	2,457	3,636	263	3,373
Three years	1,461	88	1,373	1,792	88	1,704
Four years	814	60	754	672	16	656
Five years	369	42	327	306	5	301
More than five years	550	46	504	53	1	52
Total	10,135	775	9,360	10,726	781	9,945

(d) Credit rating

In December 2017 and December 2016 Moody's Investors Service has confirmed the 'Ba3' corporate family rating, 'Ba2' rating to the senior secured bank debt and 'B2' rating to the unsecured notes that were used to refinance the existing debt structure. The outlook is confirmed as stable.

In December 2017 and December 2016 Standard & Poor's has confirmed its 'BB' rating on Grifols and has assigned 'BB' and 'B+' issue ratings to Grifols' senior secured debt and senior unsecured notes that were used to refinance the existing debt structure. The outlook for the rating is stable.

(e) Other financial liabilities

At 31 December 2017 "other financial liabilities" include interest-free loans extended by governmental institutions amounting to Euros 20,306 thousand (Euros 20,543 thousand at 31 December 2016). The portion of the loans considered a grant and still to be taken to profit and loss amounts to Euros 812 thousand (Euros 885 thousand at 31 December 2016) (see note 18).

At 31 December 2017, "other current financial liabilities" include an amount of Euros 5 million related to the remaining call option extended by the Group and the shareholders of Progenika with maturity on 2018.

At 31 December 2017 and 2016 "other current financial liabilities" also include approximately Euros 3,056 thousand and Euros 17,578 thousand, respectively, which have been collected directly from Spanish Social Security affiliated bodies and transferred to financial institutions (see note 13).

Details of the maturity of other financial liabilities are as follows:

	Thousands of Euros	
	31/12/2017	31/12/2016
Maturity at:		
Up to one year	22,003	26,121
Two years	10,818	11,468
Three years	3,787	6,203
Four years	2,794	5,802
Five years	2,247	2,490
Over five years	3,991	5,012
	45,640	57,096

63

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(21) Trade and Other Payables

Details are as follows:

	Thousands of Euros	
	31/12/2017	31/12/2016
Suppliers	**423,096**	**461,073**
VAT payable	8,827	10,048
Taxation authorities, withholdings payable	24,084	23,700
Social security payable	11,741	11,422
Other public entities	97,068	97,724
Other payables	**141,720**	**142,894**
Current income tax liabilities	**6,709**	**7,957**
	571,525	611,924

Suppliers

Details of balances with related parties are shown in note 31.

The Group's exposure to currency risk and liquidity risk associated with trade and other payables is described in note 30.

In accordance with the second final provision of Law 31/2014 that amends Law 15/2010 of 5 July 2010, for fiscal years 2017 and 2016 information concerning the average payment period to suppliers is included.

	Days	
	31/12/2017	31/12/2016
Average payment period to suppliers	72.9	72.0
Paid invoices ratio	74.0	71.5
Outstanding invoices ratio	62.2	76.6

	Thousands of Euros	
	31/12/2017	31/12/2016
Total invoices paid	460,699	460,054
Total outstanding invoices	49,339	42,490

(22) Other Current Liabilities

Details at 31 December are as follows:

	Thousands of Euros	
	31/12/2017	31/12/2016
Salaries payable	129,519	132,755
Other payables	649	427
Deferred income	4,284	441
Advances received	9,945	6,563
Other current liabilities	144,397	140,186

64

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(23) Net Revenues

Net revenues are mainly generated from the sale of goods.

The distribution of net consolidated revenues for 2017, 2016 and 2015 by segment is as follows:

	Thousands of Euros		
	31/12/2017	31/12/2016	31/12/2015
Bioscience	3,429,785	3,195,424	3,032,111
Diagnostic	732,369	691,701	716,838
Hospital	105,649	102,251	96,245
Bio supplies	66,791	57,239	24,466
Others	18,263	34,601	90,289
Intersegments	(34,784)	(31,386)	(25,386)
	4,318,073	4,049,830	3,934,563

As a result of the creation of Bio Supplies segment and Intersegment, the Group has reviewed the allocation of balances and transactions by segments. The comparative figures for years 2016 and 2015 have been restated accordingly.

The geographical distribution of net consolidated revenues is as follows:

	Thousands of Euros		
	31/12/2017	31/12/2016	31/12/2015
USA and Canada	2,896,505	2,707,579	2,604,315
Spain	242,894	225,273	216,548
European Union	444,089	426,223	456,919
Rest of the world	734,585	690,755	656,781
Consolidated	4,318,073	4,049,830	3,934,563

Details of discounts and other reductions in gross income are as follows:

	Thousands of Euros		
	31/12/2017	31/12/2016	31/12/2015
Gross sales	5,322,618	4,882,615	4,579,759
Chargebacks	(826,775)	(652,564)	(488,072)
Cash discounts	(57,512)	(51,953)	(46,150)
Volume rebates	(43,274)	(51,242)	(49,458)
Medicare and Medicaid	(41,722)	(47,820)	(25,710)
Other discounts	(35,262)	(29,206)	(35,806)
Net sales	4,318,073	4,049,830	3,934,563

65

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Annual Accounts
(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Movement in discounts and other reductions in gross income during 2015 were as follows:

	Thousands of Euros						
	Chargebacks	Cash discounts	Volume rebates	Medicare / Medicaid	Other discounts	Total	
Balance at 31 December 2014	58,431	4,738	21,030	14,823	3,174	102,196	
Current estimate related to sales made in current and prior year	488,072	46,150	49,458	25,710	35,806	645,196	(1)
(Actual returns or credits in current period related to sales made in current period)	(428,041)	(44,867)	(18,211)	(18,402)	(34,059)	(543,580)	(2)
(Actual returns or credits in current period related to sales made in prior periods)	--	(246)	(25,051)	(11,257)	(1,791)	(38,345)	(3)
Translation differences	7,716	127	2,454	1,594	2,237	14,128	
Balance at 31 December 2015	**126,178**	**5,902**	**29,680**	**12,468**	**5,367**	**179,595**	

Movement in discounts and other reductions to gross income during 2016 were as follows:

	Thousands of Euros						
	Chargebacks	Cash discounts	Volume rebates	Medicare / Medicaid	Other discounts	Total	
Balance at 31 December 2015	126,178	5,902	29,680	12,468	5,367	179,595	
Current estimate related to sales made in current and prior year	652,564	51,953	51,242	47,820	29,206	832,785	(1)
(Actual returns or credits in current period related to sales made in current period)	(693,458)	(51,733)	(27,409)	(24,988)	(27,243)	(824,831)	(2)
(Actual returns or credits in current period related to sales made in prior periods)	--	(248)	(27,732)	(14,401)	(2,986)	(45,367)	(3)
Translation differences	1,965	758	726	858	98	4,405	
Balance at 31 December 2016	**87,249**	**6,632**	**26,507**	**21,757**	**4,442**	**146,587**	

66

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Movement in discounts and other reductions to gross income during 2017 were as follows:

	Thousands of Euros						
	Chargebacks	Cash discounts	Volume rebates	Medicare / Medicaid	Other discounts	Total	
Balance at 31 December 2016	87,249	6,632	26,507	21,757	4,442	146,587	
Current estimate related to sales made in current and prior year	826,775	57,512	43,274	41,722	35,262	1,004,545	(1)
(Actual returns or credits in current period related to sales made in current period)	(795,449)	(52,270)	(28,976)	(28,198)	(26,072)	(930,965)	(2)
(Actual returns or credits in current period related to sales made in prior periods)	31	(6,024)	(20,210)	(16,659)	(2,864)	(45,726)	(3)
Translation differences	(12,716)	(736)	(2,604)	(2,418)	(625)	(19,099)	
Balance at 31 December 2017	**105,890**	**5,114**	**17,991**	**16,204**	**10,143**	**155,342**	

(1) Net impact in income statement: estimate for the current year plus prior years' adjustments. Adjustments made during the year corresponding to prior years' estimates have not been significant.

(2) Amounts credited and posted against provisions for current period

(3) Amounts credited and posted against provisions for prior period

(24) Personnel Expenses

Details of personnel expenses by function are as follows:

	Thousands of Euros		
	31/12/2017	**31/12/2016**	**31/12/2015**
Cost of sales	731,192	635,577	592,037
Research and development	90,495	77,988	76,780
Selling, general & administration expenses	323,880	314,348	269,718
	1,145,567	1,027,913	938,535

Details by nature are as follows:

	Thousands of Euros		
	31/12/2017	**31/12/2016**	**31/12/2015**
Wages and salaries	917,810	822,384	756,570
Contributions to pension plans (see note 29)	20,347	18,486	14,587
Other social charges	27,679	25,074	22,071
Social Security	179,731	161,969	145,307
	1,145,567	1,027,913	938,535

67

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

The average headcount during 2017 and 2016, by department, was approximately as follows:

	Average headcount	
	31/12/2017	31/12/2016
Manufacturing	12,194	10,718
R&D - technical area	905	790
Administration and others	1,070	1,053
General management	201	206
Marketing	180	161
Sales and Distribution	1,211	1,123
	15,761	14,051

The headcount of the Group and the Company's board of directors at 31 December 2016, by gender, is as follows:

	31/12/2016		
	Male	Female	Total number of employees
Directors	9	4	13
Manufacturing	5,085	6,315	11,400
Research&development - technical area	304	508	812
Administration and others	607	488	1,095
General management	117	121	238
Marketing	67	101	168
Sales and Distribution	632	532	1,164
	6,821	8,069	14,890

The headcount of the Group and the Company's board of directors at 31 December 2017, by gender, is as follows:

	31/12/2017		
	Male	Female	Total number of employees
Directors	9	4	13
Manufacturing	5,933	8,644	14,577
Research&development - technical area	373	590	963
Administration and others	631	481	1,112
General management	119	111	230
Marketing	78	109	187
Sales and Distribution	647	580	1,227
	7,790	10,519	18,309

68

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(25) Expenses by Nature

(a) Amortization and depreciation

Expenses for the amortization and depreciation of intangible assets and property, plant and equipment, incurred during 2017, 2016 and 2015 classified by functions are as follows:

	Thousands of Euros		
	31/12/2017	31/12/2016	31/12/2015
Cost of sales	135,186	126,998	110,898
Research and development	14,721	13,050	13,654
Selling, general & administration expenses	65,583	61,821	65,203
	215,490	201,869	189,755

(b) Other operating income and expenses

Other operating income and expenses incurred during 2017, 2016 and 2015 by function are as follows:

	Thousands of Euros		
	31/12/2017	31/12/2016	31/12/2015
Cost of sales	416,020	454,097	426,531
Research and development	129,579	113,078	118,667
Selling, general & administration expenses	460,959	393,523	403,944
	1,006,558	960,698	949,142

Details by nature are as follows:

	Thousands of Euros		
	31/12/2017	31/12/2016	31/12/2015
Changes in trade provisions	3,648	(22,069)	(763)
Professional services	211,579	190,003	173,990
Commissions	18,473	20,147	20,474
Supplies and auxiliary materials	131,932	119,014	115,471
Operating leases (note 28)	80,136	74,945	70,496
Freight	105,292	96,680	83,352
Repair and maintenance expenses	103,518	89,797	81,087
Advertising	49,893	51,233	47,860
Insurance	21,529	20,008	19,501
Royalties	11,241	9,217	9,386
Travel expenses	58,171	53,239	52,606
External services	82,699	43,231	56,743
R&D Expenses	89,977	78,379	81,319
Other	38,470	136,874	137,620
Other operating income&expenses	1,006,558	960,698	949,142

69

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(26) Finance Result

Details are as follows:

	Thousands of Euros		
	31/12/2017	**31/12/2016**	**31/12/2015**
Finance income	9,678	9,934	5,841
Finance cost from Senior Unsecured Notes	(65,189)	(73,491)	(72,783)
Finance cost from senior debt	(193,183)	(168,332)	(161,624)
Finance cost from sale of receivables (note 13)	(3,973)	(4,885)	(6,512)
Capitalized interest	8,839	13,019	9,795
Other finance costs	(9,838)	(11,140)	(9,211)
Finance costs	(263,344)	(244,829)	(240,335)
Change in fair value of financial derivatives (note 30)	(3,752)	(7,610)	(25,206)
Impairment and gains / (losses) on disposal of financial instruments (note 11)	(18,844)	--	--
Exchange differences	(11,472)	8,916	(12,140)
Finance result	(287,734)	(233,589)	(271,840)

During 2017 the Group has capitalized interest at a rate of between 4.26% and 4.87% based on the financing received (between 4.8% and 5.2% during 2016) (see note 4 (f)).

(27) Taxation

Grifols, S.A. is authorized to file consolidated tax returns in Spain with Diagnostic Grifols, S.A., Grifols Movaco, S.A., Laboratorios Grifols, S.A., Instituto Grifols, S.A., Grifols Worldwide Operations Spain, S.A. (formerly Logister, S.A), Biomat, S.A., Grifols Viajes, S.A., Grifols International, S.A., Grifols Engineering, S.A., Gri-Cel, S.A., Gripdan Invest, S.L. and VCN Biosciences, S.L. Grifols, S.A., in its capacity as Parent, is responsible for the filing and settlement of the consolidated tax return. Under prevailing tax law, Spanish companies pay 25% tax, which may be reduced by certain deductions.

The North American company Grifols Shared Services North America, Inc. is also authorized to file consolidated tax returns in the USA with Grifols Biologicals Inc., Grifols USA, LLC., Biomat USA, Inc., Grifols Therapeutics Inc. and Talecris Plasma Resources, Inc. The profits of the companies domiciled in the USA, determined in accordance with prevailing tax legislation, are subject to tax of approximately 36.5% of taxable income, which may be reduced by certain deductions.

70

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(a) Reconciliation of accounting and taxable income

Details of the income tax expense and income tax related to profit for the year are as follows:

	Thousands of Euros		
	31/12/2017	**31/12/2016**	**31/12/2015**
Profit before income tax from continuing operations	695,722	712,752	690,250
Tax at 25% (28% for 2015)	173,931	178,188	193,270
Permanent differences	17,163	8,019	(2,709)
Effect of different tax rates	40,981	14,509	(24,524)
Tax credits (deductions)	(16,092)	(20,163)	(19,487)
Impact related to the US tax legistation modific	(171,169)	--	--
Prior year income tax expense	(8,614)	928	2,723
Other income tax expenses/(income)	(1,792)	(13,272)	9,536
Total income tax expense	34,408	168,209	158,809
Deferred tax	(149,444)	(40,161)	24,357
Current tax	183,851	208,370	134,452
Total income tax expense	34,407	168,209	158,809

The effect of the different tax rates is basically due to a change of country mix in profits

On December 22, 2017, a tax reform has been approved in the United States that will take effect on January 1, 2018.

The Group has carried out an exercise to identify changes in the tax reform affecting its subsidiaries in the USA and an assessment of the impact that these changes will have on the manner in which the deferred taxes will revert as of December 31, 2017. In the analysis performed, the main impact comes from the change in tax rates to be applied to deferred taxes as of December 31, 2017, which have gone from a rate of 35% to 21% for fiscal years beginning on or after January 1. of 2018. The impact registered in the "income tax expense" caption amounts to Euros 171 million Euros in the year 2017.The remaining changes in the tax legislation that affect the subsidiaries in the USA have not had a material impact nor have they required relevant judgments and estimates that could lead to significant variations in the estimate made in the future. As a consequence, we consider the estimates made as definitive.

71

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(b) Deferred tax assets and liabilities

Details of deferred tax assets and liabilities are as follows:

	Thousands of Euros		
	Tax effect		
	31/12/2017	**31/12/2016**	**31/12/2015**
Assets			
Provisions	4,564	3,696	38,004
Inventories	35,619	39,297	37,141
Tax credits (deductions)	49,467	37,685	42,533
Tax loss carry forwards	6,179	10,717	30,668
Other	7,513	3,393	6,961
Subtotal, assets	103,342	94,788	155,307
Goodwill	(22,346)	(19,136)	(77,755)
Fixed assets, amortisation and depreciation	(7,780)	(7,062)	(10,409)
Intangible assets	(7,059)	(1,371)	(349)
Subtotal, net liabilities	(37,185)	(27,569)	(88,513)
Deferred assets, net	66,157	67,219	66,794
Liabilities			
Goodwill	(105,963)	(131,039)	(35,877)
Intangible assets	(201,921)	(392,388)	(404,617)
Fixed assets	(95,029)	(158,060)	(119,858)
Debt cancellation costs	(70,503)	(64,762)	(77,514)
Inventories	5,063	(1,175)	(32,351)
Cash flow hedges	--	--	(982)
Subtotal, liabilities	(468,353)	(747,424)	(671,199)
Tax loss carry forwards	15,384	40,358	7,097
Provisions	47,404	61,252	22,085
Other	16,653	45,168	10,452
Subtotal, net assets	79,441	146,778	39,634
Net deferred Liabilities	(388,912)	(600,646)	(631,565)

Movement in deferred tax assets and liabilities is as follows:

	Thousands of Euros		
Deferred tax assets and liabilities	**31/12/2017**	**31/12/2016**	**31/12/2015**
Balance at 1 January	(533,427)	(564,771)	(456,341)
Movements during the year	149,443	40,161	(24,357)
Movements in equity during the year	--	--	(10,960)
Business combination (note 3)	16,736	--	--
Translation differences	44,493	(8,817)	(73,113)
Balance at 31 December	(322,755)	(533,427)	(564,771)

72

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) The Spanish companies have opted to apply accelerated depreciation to certain additions to property, plant and equipment, which has resulted in the corresponding deferred tax liability. The remaining assets and liabilities recognized in 2017, 2016 and 2015 were recognized in the statement of profit and loss. Estimated net deferred tax assets to be reversed in a period of less than 12 months amount to Euros 51,930 thousand at 31 December 2017 (Euros 99,897 thousand at 31 December 2016). The majority of the tax deductions pending application from Spanish companies related mainly to research and development, mature in 18 years. Tax credits derived from the US companies are available for 20 years from their date of origin whilst tax credits from Spanish companies registered in the Basque Country are available for 15 and other remaining Spanish companies have no maturity date. The Group has not recognized as deferred tax assets the tax effect of the tax loss carryforwards of Group companies, which amount to Euros 51,169 thousand (Euros 67,044 thousand at 31 December 2016). The commitments from Spanish companies from the reversal of deferred tax related to provisions of investments in subsidiaries are not significant. (c) Years open to inspection Under prevailing legislation, taxes cannot be considered to be definitively settled until the returns filed have been inspected by the taxation authorities, or the prescription period has elapsed. The main tax audits currently open in the Group are as follows: Grifols Share Services North America, Inc: Income Tax Audit for the tax year ending, 2015 was initiated from July, 2017. During tax year 2017 these inspections had been closed without any significant adjustment. Grifols Shared Services North America, Inc. and subsidiaries: notification of an inspection of State Income tax in North Carolina and New York states (tax years 2012 to 2015). Grifols Diagnostic Solutions, Corp.: notification of an inspection of the “federal tax return” for the fiscal year 2014. During tax year 2017 these inspections had been closed without any significant adjustment. Grifols, S.A., Instituto Grifols, S.A., Grifols Movaco, S.A. and Biomat, S.A.: Income Tax audit, Withholdings and VAT Audit for the tax years ended 2010, 2011 and 2012 that were initiated as of July 2014. During tax year 2016 these inspections had been closed without any significant adjustment. Group management does not expect any significant liability to derive from these inspections. (28) Operating Leases (a) Operating leases (as lessee) At 31 December 2017, 2016 and 2015 the Group leases buildings and warehouses from third parties under operating leases. Operating lease instalments of Euros 80,136 thousand have been recognized as an expense for the year ended at 31 December 2017 (Euros 74,945 thousand at 31 December 2016 and Euros 70,496 thousand at 31 December 2015) and comprise minimum lease payments. 73

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Future minimum payments on non-cancellable operating leases at 31 December 2017, 2016 and 2015 are as follows:

	Thousands of Euros		
	31/12/2017	31/12/2016	31/12/2015
Maturity at:			
Up to 1 year	46,541	56,869	77,951
Between 1 and 5 years	156,897	181,076	126,644
More than 5 years	58,905	112,986	101,319
Total future minimum payments	262,343	350,931	305,914

(b) Operating leases (as lessor)

At 31 December 2017, 2016 and 2015 the Group has no lease contracts as lessor.

(29) Other Commitments with Third Parties and Other Contingent Liabilities

(a) Guarantees

The Group has no significant guarantees extended to third parties.

(b) Guarantees committed with third parties

The Group has no significant guarantees extended to third parties, except for the ones included in note 20.

(c) Obligations with personnel

The Group's annual contribution to defined contribution pension plans of Spanish Group companies for 2017 has amounted to Euros 725 thousand (Euros 674 thousand for 2016).

In successive years this contribution will be defined through labor negotiations.

In the event that control is taken of the Company, the Group has agreements with 73 employees/directors whereby they can unilaterally rescind their employment contracts with the Company and are entitled to termination benefits ranging from 2 to 5 years' salary.

The Group has contracts with nine executives entitling them to termination benefits ranging from one to four years of their salary in different circumstances.

Restricted Share Unit Retention Plan

For the annual bonus, the Group established a Restricted Share Unit Retention Plan (RSU Plan), for eligible employees. Under this plan, employees can choose to receive up to 50% of their yearly bonus in non-voting Class B ordinary shares (Grifols Class B Shares) or Grifols American Depositary Shares (Grifols ADS), and the Group will match this with an additional 50% of the employee's choice of RSUs.

Grifols Class B Shares and Grifols ADS are valued at grant date.

These RSUs will have a vesting period of 2 years and 1 day and, subsequently, the RSU's will be exchanged for Grifols Class B Shares or Grifols ADS (American Depositary Share representing 1 Class B Share).

If an eligible employee leaves the Company or is terminated before the vesting period, he will not be entitled to the additional RSUs.

74

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) At 31 December 2017, the Group has settled the RSU plan of 2014 for an amount of Euros 7,303 thousand. This commitment is treated as equity-settled and the amount totals Euros 13,871 thousand at 31 December 2017 (Euros 10,594 thousand at 31 December 2016). Savings plan and profit-sharing plan The Group has a defined contribution plan (savings plan), which qualifies as a deferred salary arrangement under Section 401 (k) of the Internal Revenue Code (IRC). Once eligible, employees may elect to contribute a portion of their salaries to the savings plan, subject to certain limitations. The Group matches 100% of the first 3% of employee contributions and 50% of the next 2%. Group and employee contributions are fully vested when contributed. The total cost of matching contributions to the savings plan was US Dollars 18.9 million for 2017 (US Dollars 17 million for 2016). Other plans The Group has a defined benefit pension plan for certain Talecris Biotherapeutics, GmbH employees in Germany as required by statutory law. The pension cost relating to this plan was not material for the periods presented. (d) Purchase commitments Details of the Group’s commitments at 31 December 2017 are as follows: Thousands of Euros 2018 2019 2020 2021 2022 2023 2024 83,782 62,510 56,183 39,765 9,249 780 780 (e) Judicial procedures and arbitration Details of legal proceedings in which the Company or Group companies are involved are as follows: The Group carried out an internal investigation, already started prior to the acquisition of Talecris, in relation to possible breaches of the Foreign Corrupt Practices Act (FCPA) of which Talecris was aware in the context of a review unrelated to this matter. This FCPA investigation was carried out by an external legal advisor. In principle, the investigation was focused on sales to certain Central and Eastern European countries, specifically Belarus and Russia, although trading practices in Brazil, China, Georgia, Iran and Turkey are also being investigated, in addition to other countries considered necessary. In July 2009, the Talecris Group voluntarily contacted the U.S. Department of Justice (DOJ) to inform them of an internal investigation that the Group was carrying out regarding possible breaches of the FCPA in certain sales to certain central and East European countries and to offer the Group’s collaboration in any investigation that the DOJ wanted to carry out. As a result of this investigation the Group suspended shipments to some of these countries. In certain cases, the Group had safeguards in place which led to terminating collaboration with consultants and suspending or terminating relations with distributors in those countries under investigation as circumstances warranted. 75

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) As a consequence of the investigation, the agreement with Talecris’ Turkish distributor was terminated and a settlement agreement was reached between the parties. In November 2012, the Group was notified by the DOJ that the proceedings would be closed, without prejudice to the fact that they could be re-opened in the future should new information arise. The Group continues with the in-depth review of potential irregular practices. Furthermore, an investigation was opened in Italy, in relation with the criminal prosecution in Naples against 5 employees of the Company, including the former General Manager. From these 5 employees of the Company initially charged, the Naples Tribunal resolved discharging 3 of them, continuing the judicial process only against the remaining 2 employees. Additionally, the Company has finalized the internal investigation opened in Italy as a consequence of the indicated judicial proceedings, and in November 2015 a meeting took place with the DOJ to report on the conclusions derived from the investigation. Additionally to the above and as part of the in-depth review of potential irregular practices that the Group is carrying out in relation to its recent acquisitions, the Company opened internal investigations in Mexico as well as in the Czech Republic to review the commercial practices in such countries. Both investigations have finalized, without having detected any significant practice that could imply a breach of the FCPA. On September 2016, the United States Department of Justice (the “Department”) notified the Group that the Department has closed its inquiry into Grifols, concerning possible violations of the U.S. Foreign Corrupt Practices Act. In its notice of declination to prosecute, the Department acknowledged the full cooperation of Grifols in the investigation. As a result of the acquisition of the transfusional Diagnostic unit, the Group considers that there could have existed inadequate commercial and contractual practices which could originate in potential contingencies. bioMérieux, S.A., et ano. v. Hologic, Inc. et al., Case No. 1:17-cv-102 (M.D.N.C); Case No. 18-21-LPS-CJB (D. Del.): on February 3, 2017, bioMérieux, S.A and bioMérieux, Inc. filed suit against Hologic, Inc. (“Hologic”), Grifols, S.A. (“GSA”), and Grifols Diagnostic Solutions Inc. (“GDS”) in the U.S. District Court for the Middle District of North Carolina, alleging infringement of U.S. Patent Nos. 8,697,352 and 9,074,262 by virtue of defendants’ activities with respect to the Procleix HIV-1/HCV Assay®, Procleix Ultrio Assay®, and Procleix Ultrio Plus® products. Hologic and GDS filed a motion to dismiss for failure to state a claim on April 3, 2017. As a result of a claim of improper venue, the case was transferred to the U.S. District Court for the District of Delaware in early 2018. Hologic and GDS are pursuing defenses of failure to state a claim, non - infringement, invalidity, and that the infringement claims are contractually barred. Additionally, GSA intends to pursue dismissal for lack of personal jurisdiction. Enzo Life Sciences, Inc. v. Hologic, Inc. et al., Case No. 1:16-cv-00894-LPS (D. Del.): on October 4, 2016, Enzo Life Sciences, Inc. (“Enzo”) filed suit against Hologic in the U.S. District Court for the District of Delaware, alleging infringement of U.S. Patent No. 6,221,581 by virtue of Hologic’s activities with respect to Progensa®, Procleix®, and Aptima®products. On November 9, 2017, the Court granted Enzo’s motion to amend its complaint to add GSA and GDS as defendants with respect to the Procleix® products at issue. Hologic and GDS have answered the complaint, alleging non-infringement and invalidity among their defenses. GSA has moved to dismiss for lack of personal jurisdiction. The case schedule has been extended in light of the addition of Grifols-related entities as co-defendants, with Hologic and GDS currently engaged in fact discovery. Trial is scheduled for September 2019. 76

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(30) Financial Instruments

Classification

Disclosure of financial instruments by nature, category and fair value is as follows:

	Thousand of Euros									
	31/12/2016									
	Carrying amount					Fair Value				
	Loans and receivables	Financial instruments held for trading	Available for sale financial assets	Debts and payables	Total	Level 1	Level 2	Level 3	Total
Non-current financial assets	15,201	--	29,998	--	45,199	29,998	15,201	--	45,199
Financial derivatives	--	13,665	--	--	13,665	--	--	13,665	13,665
Financial assets measured at fair value	**15,201**	**13,665**	**29,998**	**--**	**58,864**				
Non-current financial assets	30,681	--	--	--	30,681				
Other current financial assets	2,582	--	--	--	2,582				
Trade and other receivables	434,136	--	--	--	434,136				
Cash and cash equivalents	895,009	--	--	--	895,009				
Financial assets not measured at fair value	**1,362,408**	**--**	**--**	**--**	**1,362,408**				
Senior Unsecured Notes	--	--	--	(843,868)	(843,868)	(904,377)	--	--	(904,377)
Promissory Notes	--	--	--	(83,073)	(83,073)				
Senior secured debt	--	--	--	(3,809,968)	(3,809,968)	--	(3,811,970)	--	(3,811,970)
Other bank loans	--	--	--	(138,186)	(138,186)				
Finance lease payables	--	--	--	(9,945)	(9,945)				
Other financial liabilities	--	--	--	(57,096)	(57,096)				
Trade and other payables	--	--	--	(461,073)	(461,073)				
Other current liabilities	--	--	--	(7,431)	(7,431)				
Financial liabilities not measured at fair value	**--**	**--**	**--**	**(5,410,640)**	**(5,410,640)**				
	1,377,609	**13,665**	**29,998**	**(5,410,640)**	**(3,989,368)**				

The Group does not provide details of the fair value of certain financial instruments as their carrying amount is very similar to their fair value because of its short term.

77

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Thousand of Euros								
	31/12/2017								
	Carrying amount					Fair Value			
	Loans and receivables	**Financial instruments held for trading**	**Available for sale financial assets**	**Debts and payables**	**Total**	**Level 1**	**Level 2**	**Level 3**	**Total**
Non-current financial assets	--	--	38,708	--	38,708	38,708	--	--	38,708
Financial derivatives	--	8,338	--	--	8,338	--	--	8,338	8,338
Financial assets measured at fair value	**--**	**8,338**	**38,708**	**--**	**47,046**				
Non-current financial assets	22,843	--	--	--	22,843				
Other current financial assets	10,738	--	--	--	10,738				
Trade and other receivables	304,864	--	--	--	304,864				
Cash and cash equivalents	886,521	--	--	--	886,521				
Financial assets not measured at fair value	**1,224,966**	**--**	**--**	**--**	**1,224,966**				
Senior Unsecured Notes	--	--	--	(858,911)	(858,911)	(1,018,130)	--	--	(1,018,130)
Promissory Notes	--	--	--	(90,294)	(90,294)				
Senior secured debt	--	--	--	(4,853,939)	(4,853,939)	--	(5,063,769)	--	(5,063,769)
Other bank loans	--	--	--	(198,741)	(198,741)				
Finance lease payables	--	--	--	(9,360)	(9,360)				
Other financial liabilities	--	--	--	(45,640)	(45,640)				
Trade and other payables	--	--	--	(423,096)	(423,096)				
Other current liabilities	--	--	--	(14,879)	(14,879)				
Financial liabilities not measured at fair value	**--**	**--**	**--**	**(6,494,860)**	**(6,494,860)**				
	1,224,966	**8,338**	**38,708**	**(6,494,860)**	**(5,222,848)**				

The Group does not provide details of the fair value of certain financial instruments as their carrying amount is very similar to their fair value because of its short term.

78

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Financial derivatives

At 31 December 2017 and 2016 the Group has recognized the following derivatives:

				Thousands of Euros		
Financial derivatives	Currency	Notional amount at 31/12/2017	Notional amount at 31/12/2016	**Value at 31/12/17**	**Value at 31/12/16**	Maturity
Call Option	US Dollar	N/A	N/A	8,338	9,487	30/04/2019
Embedded derivative	US Dollar	N/A	N/A	--	4,178	31/05/2021
Total				8,338	13,665	
Total Assets (notes 10 and 11)				8,338	13,665	

At 31 December 2017, the Group has totally impaired the amount of the embedded derivative related to the convertible bonds issued by Aradigm due to the no recommendation of approval of Linhaliq™ by the Food and Drug Administration (FDA) (see note 11).

On May 11, 2016 the Group has paid an aggregate amount equal to US Dollars 10 million (Euros 8,960 thousand) in respect of the call right for the Interstate Blood Bank, Inc. shares, Bio-Blood Components, Inc. shares and Plasma Biological Services, LLC. units that are not owned by the Group. The call right can be exercised by the Group by delivering written notice of its intention at any time on or after February 1, 2019 and on or before April 30, 2019 (see note 11).

Financial derivatives are measured based on observable market data (level 2 of fair value hierarchy). Regarding the valuation of derivative instruments, the selection of the appropriate data within the alternatives requires the use of judgement in qualitative factors such as, which methodology and valuation models are used, and in quantitative factors, data required to be included within the chosen models.

Derivative financial instruments that do not meet the hedge accounting requirements are classified and measured as financial assets or financial liabilities at fair value through profit and loss.

Credit risk

(a) Exposure to credit risk

The carrying amount of financial assets represents the maximum exposure to credit risk. At 31 December 2017 and 2016 the maximum level of exposure to credit risk is as follows:

		Thousands of Euros	
Carrying amount	Note	**31/12/2017**	**31/12/2016**
Non-current financial assets	11	69,889	89,545
Other current financial assets	11	10,738	2,582
Trade receivables	13	286,198	413,656
Other receivables	13	18,666	20,480
Cash and cash equivalents	14	886,521	895,009
		1,272,012	1,421,272

79

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

The maximum level of exposure to risk associated with receivables at 31 December 2017 and 2016, by geographical area, is as follows.

	Thousands of Euros	
Carrying amount	31/12/2017	31/12/2016
Spain	63,505	56,104
EU countries	53,403	52,034
United States of America	65,068	196,885
Other European countries	5,761	13,428
Other regions	117,127	115,685
	304,864	434,136

Details of balances receivable by country such as Greece, Italy, Spain and Portugal at 31 December 2016 are as follows:

	Thousands of Euros						
	Balances with public entities			Balance with third parties			
	Balance (1)	Balance past due	Provision for doubtful receivables (2)	Balance (3)	Balance past due	Provision for doubtful receivables (4)	Net debt (1)+(2)+(3)+(4)
Greece	--	--	--	425	--	(137)	288
Italy	7,188	2,077	--	12,196	7,375	(3,098)	16,286
Spain	23,281	3,287	--	27,316	9,595	(249)	50,348
Portugal	2,734	1,205	(356)	129	78	(27)	2,480
	33,203	6,569	(356)	40,066	17,048	(3,511)	69,402

Details of balances receivable by country such as Greece, Italy, Spain and Portugal at 31 December 2017 are as follows:

	Thousands of Euros						
	Balances with public entities			Balance with third parties			
	Balance (1)	Balance past due	Provision for doubtful receivables (2)	Balance (3)	Balance past due	Provision for doubtful receivables (4)	Net debt (1)+(2)+(3)+(4)
Greece	--	--	--	745	--	--	745
Italy	4,020	2,348	--	10,614	6,342	(4,016)	10,618
Spain	33,702	7,785	--	23,444	8,926	(136)	57,010
Portugal	1,078	490	(296)	1,972	1,085	(126)	2,628
	38,800	10,623	(296)	36,775	16,353	(4,278)	71,001

Provision has been made for balances receivable from Portuguese public entities on the basis of the best estimate of their expected collection in view of the current situation regarding negotiations. The Group does not currently have any reason to consider that the receivables from public entities in Spain will not be recoverable.

80

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Annual Accounts
(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(b) Impairment losses

Details of the maturity of trade receivables, net of impairment provisions are as follows:

	Thousands of Euros	
	31/12/2017	**31/12/2016**
Not matured	249,652	360,018
Less than 1 month	24,302	24,650
1 to 4 months	18,717	29,318
4 months to 1 year	8,092	10,045
More than one year	4,101	10,105
	304,864	434,136

Unimpaired receivables that are past due mainly relate to public entities.

Movement in the bad debt provision was as follows:

	Thousands of Euros		
	31/12/2017	**31/12/2016**	**31/12/2015**
Opening balance	17,987	13,210	14,092
Net charges for the year	8,003	6,411	1,800
Net cancellations for the year	(4,732)	(2,217)	(2,984)
Translation differences	(1,552)	583	302
Closing balance	19,706	17,987	13,210

An analysis of the concentration of credit risk is provided in note 5 (a).

Liquidity risk

The management of the liquidity risk is explained in note 5.

Details of the contractual maturity dates of financial liabilities including committed interest calculated using interest rate forward curves are as follows:

		Thousands of Euros						
Carrying amount	Note	**Carrying amount at 31/12/16**	**Contractual flows**	**6 months or less**	**6 - 12 months**	**1-2 years**	**2- 5 years**	**More than 5 years**
Financial liabilities								
Bank loans	20	3,948,154	4,669,325	134,918	119,476	192,059	4,183,259	39,613
Other financial liabilities	20	57,096	57,096	23,082	3,039	11,468	16,686	2,821
Bonds and other marketable securities	20	926,941	1,305,680	107,975	24,903	49,806	1,122,996	--
Finance lease payables	20	9,945	10,725	2,195	2,072	3,630	2,828	--
Payable to suppliers	21	461,073	461,073	461,029	44	--	--	--
Other current liabilities	22	7,431	7,431	7,118	313	--	--	--
Total		5,410,640	6,511,330	736,317	149,847	256,963	5,325,769	42,434

81

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

		Thousands of Euros						
Carrying amount	Note	Carrying amount at 31/12/17	Contractual flows	6 months or less	6 - 12 months	1-2 years	2- 5 years	More than 5 years
Financial liabilities								
Bank loans	20	5,052,680	6,138,673	105,584	106,492	322,421	3,115,887	2,488,289
Other financial liabilities	20	45,640	45,642	19,393	2,610	10,758	10,497	2,384
Bonds and other marketable securities	20	949,205	1,331,203	107,203	16,000	32,000	128,000	1,048,000
Finance lease payables	20	9,360	10,136	2,192	2,113	2,602	2,790	439
Payable to suppliers	21	423,096	423,096	423,020	76	--	--	--
Other current liabilities	22	14,878	14,878	14,462	416	--	--	--
Total		6,494,859	7,963,628	671,854	127,707	367,781	3,257,174	3,539,112

Currency risk

The Group's exposure to currency risk is as follows:

	Thousands of Euros	
	31/12/2016	
	Euros (*)	Dollars (**)
Trade receivables	5,576	7,520
Receivables from Group companies	33,792	37,740
Loans to Group companies	597,897	1,854
Cash and cash equivalents	32,255	21,254
Trade payables	(11,188)	(5,062)
Payables to Group companies	(42,395)	(32,159)
Loans from Group companies	(268,040)	(4,295)
Bank loans	(489,000)	--
Balance sheet exposure	(141,103)	26,852

(*) Balances in Euros in subsidiaries with US Dollars functional currency
(**) Balances in US Dollars in subsidiaries with Euros functional currency

	Thousands of Euros	
	31/12/2017	
	Euros (*)	Dollars (**)
Trade receivables	3,596	22,936
Receivables from Group companies	103,338	7,619
Loans to Group companies	34,140	91,566
Cash and cash equivalents	63,981	2,172
Trade payables	(14,213)	(3,582)
Payables to Group companies	(42,296)	(11,241)
Loans from Group companies	(22,913)	(3,953)
Bank loans	(85,000)	--
Balance sheet exposure	40,633	105,517

(*) Balances in Euros in subsidiaries with US Dollars functional currency
(**) Balances in US Dollars in subsidiaries with Euros functional currency

The most significant exchange rates applied at 2017 and 2016 year ends are as follows:

82

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) Closing exchange rate Euros 31/12/2017 31/12/2016 US Dollars A sensitivity analysis for foreign exchange fluctuations is as follows: 1.1993 1.0541 Had the US Dollar strengthened by 10% against the Euro at 31 December 2017, equity would have increased by Euros 416,116 thousand (Euros 318,528 thousand at 31 December 2016) and profit due to foreign exchange differences would have increased by Euros 14,615 thousand (would have decreased by Euros 11,425 thousand at 31 December 2016). This analysis assumes that all other variables are held constant, especially that interest rates remain constant. A 10% weakening of the US Dollar against the Euro at 31 December 2017 and 2016 would have had the opposite effect for the amounts shown above, all other variables being held constant. Interest rate risk (a) Interest-rate profile To date, the profile of interest on interest-bearing financial instruments is as follows: Thousands of Euros 31/12/2017 31/12/2016 Fixed-interest financial instruments Financial liabilities (1,170,000) (1,048,676) (1,170,000) (1,048,676) Variable-interest financial instruments Financial liabilities (5,049,382) (3,964,320) (5,049,382) (3,964,320) (6,219,382) (5,012,996) (b) Sensitivity analysis If the interest rate had been 100 basis points higher during 2017, the interest expense would have increased by Euros 53 million. As the Group does not have any derivatives in place, the net effect on cash interest payments would have increased by the same amount. If the interest rate had been 100 basis points higher during 2016, the interest expense would have increased by Euros 40.7 million, the finance cost due to changes in the value of derivatives would have been Euros 2.6 million lower. The impact on equity is not significant because of derivatives close to maturity on 31 March 2016 for Euro swaps and 30 June 2016 for US dollar swaps. Therefore, the net effect on cash interest payments should have been Euros 38.1 million. 83

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(31) Balances and Transactions with Related Parties

Details of balances with related parties are as follows:

	Thousands of Euros	
	31/12/2017	31/12/2016
Receivables from associates (note 13)	3,219	133
Trade payables associates	(4,583)	(4,221)
Loans to associates (note 11)	26,654	15,994
Debts with associates	--	--
Debts with key management personnel	(6,164)	(6,662)
Payables to members of the board of directors	(463)	--
Payables to other related parties	(9,187)	(8,473)
	9,476	(3,229)

Payables are included in suppliers and trade payables (see note 21).

(a) Group transactions with related parties

Group transactions with related parties during 2015 were as follows:

	Thousands of Euros			
	Associates	Key management personnel	Other related parties	Board of directors of the Company
Net sales	317	--	--	--
Other service expenses	(361)	--	(6,938)	(845)
Operating lease expense	--	--	(4,900)	--
Remuneration	--	(9,447)	--	(3,443)
R&D agreements	(18,400)	--	--	--
Purchase of Fixed Assets	--	--	(276,457)	--
Sale of Fixed Assets	--	--	12,000	--
Finance Income	1,916	--	--	--
	(16,528)	(9,447)	(276,295)	(4,288)

Group transactions with related parties during 2016 were as follows:

	Thousands of Euros			
	Associates	Key management personnel	Other related parties	Board of directors of the Company
Net sales	193	--	--	--
Purchases	(35,569)	--	--	--
Other service expenses	(7,591)	--	(5,325)	(905)
Operating lease expense	--	--	(5,281)	--
Remuneration	--	(10,287)	--	(3,668)
R&D agreements	(10,188)	--	--	--
Finance Income	1,946	--	--	--
	(51,209)	(10,287)	(10,606)	(4,573)

84

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Group transactions with related parties during 2017 are as follows:

	Thousands of Euros			
	Associates	Key management personnel	Other related parties	Board of directors of the Company
Net sales	3,009	--	--	--
Purchases	(68,335)	--	--	--
Other service expenses	(11,798)	--	(7,100)	(939)
Operating lease expense	--	--	(5,426)	--
Remuneration	--	(13,672)	--	(5,755)
R&D agreements	(164)	--	--	--
Finance Income	152	--	--	--
	(77,136)	(13,672)	(12,526)	(6,694)

Every year the Group contributes 0.7% of its profits before tax to a non-profit organization.

"Other service expenses" include contributions to non-profit organizations totaling Euros 7,100 thousand in 2017 (Euros 5,325 thousand in 2016 and Euros 5,224 thousand in 2015).

During 2011 one of the Company's directors signed a three-year consulting services contract. The director will receive annual fees of US Dollars 1 million for these services and an additional bonus of US Dollars 2 million for complying with certain conditions. During 2014, this contract was renewed for an additional year for an amount of US Dollars 1 million. In 2015, this contract was extended for two years for an amount of US Dollars 1 million for each year.

Directors representing shareholders' interests have received remuneration of Euros 1,881 thousand in 2017 (During 2016 the Group did not name any director representing shareholders' interests and during 2015 the named directors representing shareholders' interests received Euros 50 thousand).

The Group has not extended any advances or loans to the members of the board of directors or key management personnel nor has it assumed any guarantee commitments on their behalf. It has also not assumed any pension or life insurance obligations on behalf of former or current members of the board of directors or key management personnel. In addition, certain Company directors and key management personnel have termination benefit commitments (see note 29 (c)).

(b) Conflicts of interest concerning the directors

The Company's directors and their related parties have not entered into any conflict of interest that should have been reported in accordance with article 229 of the revised Spanish Companies Act.

85

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(32) Environmental Issues

The most significant systems, equipment and fixtures for the protection and improvement of the environment at 31 December 2016 are as follows:

	Thousands of Euros		
Project	Cost	Accumulated depreciation	Net value
Waste water treatment	1,472	(1,072)	400
Waste management	3,492	(1,208)	2,284
Reduction of electricity consumption	10,195	(2,380)	7,815
Reduction of water consumption	7,067	(2,329)	4,738
Energy	1,296	--	1,296
Other	184	(7)	177
	23,706	(6,996)	16,710

The most significant systems, equipment and fixtures for the protection and improvement of the environment at 31 December 2017 are as follows:

	Thousands of Euros		
Project	Cost	Accumulated depreciation	Net value
Waste water treatment	7,990	(1,976)	6,014
Waste management	5,060	(1,573)	3,487
Reduction of electricity consumption	13,606	(3,169)	10,437
Reduction of water consumption	12,948	(2,936)	10,012
Energy	6,051	(317)	5,734
Other	1,164	(135)	1,029
	46,819	(10,106)	36,713

Expenses incurred by the Group for protection and improvement of the environment during 2017 totalled approximately Euros 13.6 million (Euros 12.7 million during 2016 and Euros 11.2 million during 2015).

The Group considers that the environmental risks are adequately controlled by the procedures currently in place.

The Group has not received environmental grants during 2017, 2016 and 2015.

86

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(33) Other Information

Audit fees:

KPMG Auditores, S.L. has invoiced the following fees and expenses for professional services during 2017 and 2016:

	Thousands of Euros	
	31/12/2017	**31/12/2016**
Audit services	2,039	1,534
Audit-related	427	569
	2,466	2,103

"Audit services" detailed in the above table include the total fees for services rendered in 2017 and 2016, irrespective of the date of invoice.

"Audit services" include audit services subject to the Spanish Audit Law, amounting to Euros 965 thousand in 2017 (Euros 546 thousand in 2016).

"Audit-related" correspond mainly to services of limited reviews of semi-annual financial statements and comfort letters in relation to debt issues provided by KPMG Auditores, S.L. to Grifols, S.A. during the year ended December 31, 2017. During 2016, they mainly include limited reviews of quarterly financial statements.

Other entities affiliated to KPMG International have invoiced the Group for the following fees and expenses for professional services during 2017 and 2016:

	Thousands of Euros	
	31/12/2017	**31/12/2016**
Audit services	2,944	2,939
Audit-related	199	--
Tax fees	51	72
Other services	7	131
	3,201	3,142

Other audit firms have invoiced the Group for the following fees and expenses for professional services during 2017 and 2016:

	Thousands of Euros	
	31/12/2017	**31/12/2016**
Audit services	52	51
Tax fees	--	35
	52	86

(34) Events after the Reporting Period

- Goetech, LLC. ("MedKeeper") acquisition

On 26 January 2018 Grifols has subscribed, through its subsidiary Grifols Shared Services North America, Inc., a capital increase in the amount of US dollars 98 million in the U.S. company Goetech, LLC. based in

87

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) Denver, Colorado, doing business as MedKeeper. As a result, Grifols holds a 51 % interest in MedKeeper and holds a majority position on the board of directors. Furthermore, Grifols has negotiated a call option to acquire the remaining 49% interest, exercisable during a three-year term and MedKeeper has a put option to sell Grifols said interest exercisable at the end of the three-year period. Medkeeper’s core business is the development and distribution of web and mobile-based platforms for hospital pharmacies that improve quality standards, productivity in the process, control systems and monitoring different preparations while increasing patient safety. This investment will enhance the activity of the Grifols Hospital Division and it is part of the strategy to underpin this division into the U.S. market. 88

APPENDIX I
GRIFOLS, S.A. AND SUBSIDIARIES
Information on Group Companies, Associates and others for the years ended 31 December 2017, 2016 and 2015
(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Name	Registered Offices	Acquisition / Incorporation date	Activity	Statutory Activity	31/12/2017 % shares Direct	31/12/2017 % shares Indirect	31/12/2016 % shares Direct	31/12/2016 % shares Indirect	31/12/2015 % shares Direct	31/12/2015 % shares Indirect
Fully Consolidated Companies										
Diagnostic Grifols, S.A.	Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain	1987	Industrial	Development and manufacture of diagnostic equipment, instruments and reagents.	—	100.000%	—	100.000%	99.998%	0.002%
Instituto Grifols, S.A.	Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain	1987	Industrial	Plasma fractioning and the manufacture of haemoderivative pharmaceutical products.	99.998%	0.002%	99.998%	0.002%	99.998%	0.002%
Grifols Worldwide Operations Spain, S.A (formerly Logister, S.A.)	Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain	1987	Services	Manufacture, sale and purchase, commercialisation and distribution of all types of computer products and materials.	—	100.000%	—	100.000%	—	100.000%
Laboratorios Grifols, S.A.	Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain	1989	Industrial	Production of glass- and plastic-packaged parenteral solutions, parenteral and enteral nutrition products and blood extraction equipment and bags.	99.999%	0.001%	99.999%	0.001%	99.999%	0.001%
Biomat, S.A.	Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain	1991	Industrial	Analysis and certification of the quality of plasma used by Instituto Grifols, S.A. It also provides transfusion centres with plasma virus inactivation services (I.P.T.H).	99.900%	0.100%	99.900%	0.100%	99.900%	0.100%
Grifols Engineering, S.A.	Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain	2000	Industrial	Design and development of the Group's manufacturing installations and part of the equipment and machinery used at these premises. The company also renders engineering services to external companies.	99.950%	0.050%	99.950%	0.050%	99.950%	0.050%
Biomat USA, Inc.	2410 Lillyvale Avenue Los Angeles (California) United States	2002	Industrial	Procuring human plasma.	—	100.000%	—	100.000%	—	100.000%
Grifols Biologicals LLC.	5555 Valley Boulevard Los Angeles (California) United States	2003	Industrial	Plasma fractioning and the production of haemoderivatives.	—	100.000%	—	100.000%	—	100.000%
Grifols Australia Pty Ltd.	Unit 5/80 Fairbank Clayton South Victoria 3149 Australia	2009	Industrial	Distribution of pharmaceutical products and the development and manufacture of reagents for diagnostics.	100.000%	—	100.000%	—	100.000%	—
Medion Grifols Diagnostic AG	Bonnstrasse,9 3186 Dügingen Switzerland	2009	Industrial	Development and manufacturing activities in the area of biotechnology and diagnostics.	—	100.000%	—	100.000%	80.000%	—
Grifols Therapeutics LLC.	4101 Research Commons (Principal Address), 79 T.W. Alexander Drive, Research Triangle Park, North Carolina 277709, United States	2011	Industrial	Plasma fractioning and the production of haemoderivatives.	—	100.000%	—	100.000%	—	100.000%
Talecris Plasma Resources, Inc.	4101 Research Commons (Principal Address), 79 T.W. Alexander Drive, Research Triangle Park, North Carolina 277709, United States	2011	Industrial	Procuring human plasma.	—	100.000%	—	100.000%	—	100.000%
GRI-CEI, S/A Produtos para transfusao (merged with Grifols Brasil, Lda. in 2016)	Rua Umuarama, 263 Condominio Portal da Serra Vila Perneta CEP 83.325-000 Pinhais Paraná, Brazil	2012	Industrial	Production of bags for the extraction, separation, conservation and transfusion of blood components.	—	—	—	—	60.000%	—
Grifols Worldwide Operations Limited	Grange Castle Business Park, Grange Castle , Clondalkin, Dublin 22, Ireland	2012	Industrial	Packaging, labelling, storage, distribution, manufacture and development of pharmaceutical products and rendering of financial services to Group companies.	100.000%	—	100.000%	—	100.000%	—
Progenika Biopharma, S.A.	Parque Tecnológico de Vizcaya, Edificio 504 48160 Derio (Vizcaya) Spain	2013	Industrial	Development, production and commercialisation of biotechnological solutions.	—	90.230%	—	89.250%	56.150%	—

This appendix forms an integral part of note 2 to the consolidated annual accounts.

APPENDIX I
GRIFOLS, S.A. AND SUBSIDIARIES
Information on Group Companies, Associates and others for the years ended 31 December 2017, 2016 and 2015
(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Name	Registered Offices	Acquisition / Incorporation date	Activity	Statutory Activity	31/12/2017 % shares Direct	31/12/2017 % shares Indirect	31/12/2016 % shares Direct	31/12/2016 % shares Indirect	31/12/2015 % shares Direct	31/12/2015 % shares Indirect
Fully Consolidated Companies										
Progenika Latina, S.A. de CV	Periferico Sur Nº 4118 Int 8 Col. Jardines del Pedregal CP 01900 Alvaro Obregon DF Mexico	2013	Industrial	Development, production and commercialisation of biotechnological solutions.	—	—	—	89.250%	—	56.150%
Progenika Inc. (Merged with Grifols Diagnostic Solutions Inc. in 2017)	Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, DE 19808 United States	2013	Industrial	Development, production and commercialisation of genetic tools, diagnostic equipment and therapeutic systems and products for personalised medicine and the highest quality healthcare in general.	—	—	—	89.250%	—	56.150%
Brainco Biopharma, S.L. (merged with Progenika Biopharma, S.A in 2016)	Parque Tecnológico de Vizcaya, Edificio 504 48160 Derio (Vizcaya) Spain	2013	Industrial	Development of products for the treatment and diagnosis of psychiatric illnesses	—	—	—	—	—	28.423%
Abyntek Biopharma, S.L.	Parque Tecnológico de Vizcaya, Edificio 504 48160 Derio (Vizcaya) Spain	2013	Industrial	Research, development and transfer of biotechnological products and processes, as well as the commercialiation of products and services related to the biosciences.	—	—	—	80.370%	—	45.129%
Asociación I+D Progenika	Parque Tecnológico de Vizcaya, Edificio 504 48160 Derio (Vizcaya) Spain	2013	Industrial	Coordination, representation, management and promotion of the common interests of associated companies, in addition to contributing to the development, growth and internationalisation of its associates and of the biosciences sector in the Basque Country.	—	90.230%	—	89.250%	—	55.336%
Grifols Diagnostics Solutions Inc (formerly G-C Diagnostics Corp.)	4560 Horton Street 94608 Emeryville, California United States	2013	Industrial	Manufacture and sale of blood testing products	100.000%	—	100.000%	—	100.000%	—
Grifols Worldwide Operations USA Inc.	13111 Temple Avenue, City of Industry, California 91746-1510 Estados Unidos	2014	Industrial	The manufacture, warehousing, and logistical support for biological products.	—	100.000%	—	100.000%	—	100.000%
Grifols Asia Pacific Pte, Ltd	501 Orchard Road nº20-01 238880 Wheelock Place, Singapore	2003	Commercial	Distribution and sale of medical and pharmaceutical products.	100.000%	—	100.000%	—	100.000%	—
Grifols Movaco, S.A.	Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain	1987	Commercial	Distribution and sale of reagents, chemical products and other pharmaceutical specialities, and of medical and surgical materials, equipment and instruments for use by laboratories and health centres.	99.999%	0.001%	99.999%	0.001%	99.999%	0.001%
Grifols Portugal Productos Farmacéuticos e Hospitalares, Lda.	Rua de Sao Sebastiao,2 Zona Industrial Cabra Figa 2635-448 Rio de Mouro Portugal	1988	Commercial	Import, export and commercialisation of pharmaceutical and hospital equipment and products, particularly Grifols products.	0.010%	99.990%	0.010%	99.990%	0.010%	99.990%
Grifols Chile, S.A.	Avda. Americo Vespucio, 2242 Comuna de Conchali Santiago de Chile Chile	1990	Commercial	Development of pharmaceutical businesses, which can involve the import, production, commercialisation and export of related products.	99.000%	—	99.000%	—	99.000%	—
Grifols USA, LLC.	2410 Lillyvale Avenue Los Angeles (California) Estados Unidos	1990	Commercial	Distribution and marketing of company products.	—	100.000%	—	100.000%	—	100.000%
Grifols Argentina, S.A.	Bartolomé Mitre 3690/3790, CPB1605BUT Munro Partido de Vicente Lopez Argentina	1991	Commercial	Clinical and biological research. Preparation of reagents and therapeutic and diet products. Manufacture and commercialisation of other pharmaceutical specialities.	95.010%	4.990%	95.010%	4.990%	95.010%	4.990%
Grifols s.r.o.	Calle Zitna,2 Prague Czech Republic	1992	Commercial	Purchase, sale and distribution of chemical-pharmaceutical products, including human plasma.	100.000%	—	100.000%	—	100.000%	—
Grifols (Thailand) Ltd	191 Silom Complex Building, 21st Follor, Silom Road, Silom, Bangrak 10500 Bangkok Thailand	2003	Commercial	Import, export and distribution of pharmaceutical products.	—	48.000%	—	48.000%	—	48.000%
Grifols Malaysia Sdn Bhd	Level 18, The Gardens North Tower, Mid Valley City, Lingkaran Syed Putra 59200 Kuala Lumpur Malaysia	2003	Commercial	Distribution and sale of pharmaceutical products.	—	30.000%	—	30.000%	—	30.000%

This appendix forms an integral part of note 2 to the consolidated annual accounts.

APPENDIX I

GRIFOLS, S.A. AND SUBSIDIARIES

Information on Group Companies, Associates and others for the years ended 31 December 2017, 2016 and 2015

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Name	Registered Offices	Acquisition / Incorporation date	Activity	Statutory Activity	31/12/2017 % shares Direct	31/12/2017 % shares Indirect	31/12/2016 % shares Direct	31/12/2016 % shares Indirect	31/12/2015 % shares Direct	31/12/2015 % shares Indirect
Fully Consolidated Companies										
Grifols International, S.A.	Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain	1997	Commercial	Coordination of the marketing, sales and logistics for all the Group's subsidiaries operating in other countries.	99.998%	0.002%	99.998%	0.002%	99.998%	0.002%
Grifols Italia S.p.A	Via Carducci, 62d 56010 Ghezzano Pisa, Italy	1997	Commercial	Purchase, sale and distribution of chemical-pharmaceutical products.	100.000%	—	100.000%	—	100.000%	—
Grifols UK Ltd.	Gregory Rowcliffe & Milners, 1 Bedford Row, London WC1R 4BZ United Kingdom	1997	Commercial	Distribution and sale of therapeutic and other pharmaceutical products, especially haemoderivatives.	100.000%	—	100.000%	—	100.000%	—
Grifols Brasil, Lda.	Rua Umuarama, 263 Condominio Portal da Serra Vila Perneta CEP 83.325-000 Pinhais Paraná, Brazil	1998	Commercial	Import and export, preparation, distribution and sale of pharmaceutical and chemical products for laboratory and hospital use, and medical-surgical equipment and instruments.	100.000%	—	100.000%	—	100.000%	—
Grifols France, S.A.R.L.	Arteparc, Rue de la Belle du Canet, Bât. D, Route de la Côte d'Azur, 13590 Meyreuil France	1999	Commercial	Commercialisation of chemical and healthcare products.	99.990%	0.010%	99.990%	0.010%	99.990%	0.010%
Grifols Polska Sp.z.o.o.	Grzybowska 87 street00-844 Warsaw, Poland	2003	Commercial	Distribution and sale of pharmaceutical, cosmetic and other products.	100.000%	—	100.000%	—	100.000%	—
Logistica Grifols, S.A. de C.V.	Calle Eugenio Cuzin, nº 909-913 Parque Industrial Belenes Norte 45150 Zapopán Jalisco, Mexico	2008	Commercial	Manufacture and commercialisation of pharmaceutical products for human and veterinary use.	99.990%	0.010%	99.990%	0.010%	99.990%	0.010%
Grifols México, S.A. de C.V.	Calle Eugenio Cuzin, nº 909-913 Parque Industrial Belenes Norte 45150 Zapopán Jalisco, Mexico	1993	Commercial	Production, manufacture, adaptation, conditioning, sale and purchase, commissioning, representation and consignment of all kinds of pharmaceutical products and the acquisition of machinery, equipment, raw materials, tools, movable goods and property for the aforementioned purposes.	99.980%	0.020%	99.980%	0.020%	99.980%	0.020%
Medion Diagnostics GmbH	Lochamer Schlag, 12D 82166 Gräfelfing Germany	2009	Commercial	Distribution and sale of biotechnological and diagnostic products.	—	100.000%	—	100.000%	—	80.000%
Grifols Nordic, AB	Sveavägen 166 11346 Stockholm Sweden	2010	Commercial	Research and development, production and marketing of pharmaceutical products, medical devices and any other asset deriving from the aforementioned activities.	100.000%	—	100.000%	—	100.000%	—
Grifols Colombia, Ltda	Carrera 7 No. 71 52 Torre B piso 9 Bogotá. D.C. Colombia	2010	Commercial	Sale, commercialisation and distribution of medicines, pharmaceutical (including but not limited to haemoderivatives) and hospital products, medical devices, biomedical equipment, laboratory instruments and reagents for diagnosis and/or healthcare software.	99.000%	1.000%	99.000%	1.000%	99.000%	1.000%
Grifols Deutschland GmbH	Lyoner Strasse 15, D- 60528 Frankfurt am Main Germany	2011	Commercial	Procurement of the official permits and necessary approval for the production, commercialisation and distribution of products deriving from blood plasma, as well as the import, export, distribution and sale of reagents and chemical and pharmaceutical products, especially for laboratories and health centres and surgical and medical equipment and instruments.	100.000%	—	100.000%	—	100.000%	—
Grifols Canada, Ltd.	5060 Spectrum Way, Suite 405 (Principal Address) Mississauga, Ontario L4W 5N5 Canada	2011	Commercial	Distribution and sale of biotechnological products.	—	100.000%	—	100.000%	—	100.000%
Grifols Pharmaceutical Technology (Shanghai) Co., Ltd. (formerly Grifols Pharmaceutical Consulting (Shanghai) Co., Ltd.)	Unit 901-902, Tower 2, No. 1539, West Nanjing Rd., Jing'an District, Shanghai 200040 China	2013	Commercial	Pharmaceutical consultancy services (except for diagnosis), technical and logistical consultancy services, business management and marketing consultancy services.	100.000%	—	100.000%	—	100.000%	—
Grifols Switzerland AG	Steinengraben, 5 40003 Basel Switzerland	2013	Commercial	Research, development, import and export and commercialisation of pharmaceutical products, devices and diagnostic instruments.	100.000%	—	100.000%	—	100.000%	—
Grifols (H.K.), Limited	Units 1505-7 Bershire House, 25 Westlands Road Hong Kong	2014	Commercial	Distribution and sale of diagnostic products.	—	100.000%	—	100.000%	—	100.000%

This appendix forms an integral part of note 2 to the consolidated annual accounts.

APPENDIX I
GRIFOLS, S.A. AND SUBSIDIARIES
Information on Group Companies, Associates and others for the years ended 31 December 2017, 2016 and 2015
(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Name	Registered Offices	Acquisition / Incorporation date	Activity	Statutory Activity	31/12/2017 % shares Direct	31/12/2017 % shares Indirect	31/12/2016 % shares Direct	31/12/2016 % shares Indirect	31/12/2015 % shares Direct	31/12/2015 % shares Indirect
Fully Consolidated Companies										
Grifols Japan K.K.	Hilton Plaza West Office Tower, 19th floor. 2-2, Umeda 2-chome, Kita-ku Osaka-shi Japan	2014	Commercial	Research, development, import and export and commercialisation of pharmaceutical products, devices and diagnostic instruments.	100.000%	—	100.000%	—	100.000%	—
Grifols India Healthcare Private Ltd	Regus Business Centre Pvt.Ltd.,Level15,Dev Corpora, Plot No.463,Nr. Khajana East.Exp.Highway,Thane (W), Mumbai - 400604, Maharashtra India	2014	Commercial	Distribution and sale of pharmaceutical products.	99.990%	0.010%	99.990%	0.010%	99.990%	0.010%
Grifols Diagnostics Equipment Taiwan Limited	8F., No.367, Fuxing N. RD., Songshang Dist., Taipei City 10543, Taiwan	2016	Commercial	Distribution and sale of diagnostic products.	100.000%	—	100.000%	—	—	—
Grifols Viajes, S.A.	Can Guasch, 2 08150 Parets del Vallès Barcelona, Spain	1995	Services	Travel agency exclusively serving Group companies.	99.900%	0.100%	99.900%	0.100%	99.900%	0.100%
Squadron Reinsurance Designated Activity Company (formerly Squadron Reinsurance Ltd.)	The Metropolitan Building, 3rd Fl. James Joyce Street, Dublin Ireland	2003	Services	Reinsurance of Group companies' insurance policies.	—	100.000%	—	100.000%	—	100.000%
Grifols Shared Services North America, Inc. (formerly Grifols Inc.)	2410 Lillivale Avenue 90032 Los Angeles, California United States	2011	Services	Support services for the collection, manufacture, sale and distribution of plasma derivatives and related products.	100.000%	—	100.000%	—	100.000%	—
Gripdan Invest, S.L	Avenida Diagonal 477 Barcelona, Spain	2015	Services	Manufacturing buildings for rent	100.000%	—	100.000%	—	100.000%	—
Gri-Cel, S.A.	Avenida de la Generalitat 152 Sant Cugat del Valles (Barcelona) Spain	2009	Research	Research and development in the field of regenerative medicine, awarding of research grants, subscription to collaboration agreements with entities and participation in projects in the area of regenerative medicine.	0.001%	99.999%	0.001%	99.999%	0.001%	99.999%
Araclon Biotech, S.L.	Paseo de Sagasta, 17 2º izqda. Zaragoza, Spain	2012	Research	Creation and commercialisation of a blood diagnosis kit for the detection of Alzheimer's and development of effective immunotherapy (vaccine) against this disease.	—	73.220%	—	73.220%	—	70.830%
VCN Bioscience, S.L.	Avenida de la Generalitat 152 Sant Cugat del Valles (Barcelona) Spain	2012	Research	Research and development of therapeutic approaches for tumours for which there is currently no effective treatment.	—	81.340%	—	81.340%	—	68.010%
Grifols Innovation and New Technologies Limited	Grange Castle Business Park, Grange Castle , Clondalkin, Dublin 22, Ireland	2016	Research	Research and experimental development on biotechnology	—	100.000%	—	100.000%	—	—
PBS Acquisition Corp.	2711 Centerville Road Suite 400, Wilmington, Delaware, New Castle County United States	2016	Services	Engage in any lawful act or activity for which corporations may be organized under the DGCL (Delaware Code)	—	100.000%	—	100.000%	—	—
Kiro Grifols S.L (formerly Kiro Robotics S.L)	Polígono Bainuetxe, 5, 2ª planta, Aretxabaleta, Guipúzcoa Spain	2014	Research	Development of machines and equipment to automate and control key points of hospital processes, and hospital pharmacy processes.	90.000%	—	—	—	—	—
Chiquito Acquisition Corp.	2711 Centerville Road Suite 400, Wilmington, Delaware, County of New Castle, United States	2017	Corporate	Engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of the State of Delaware, as amended from time to time (the "DGCL").	—	100.000%	—	—	—	—

This appendix forms an integral part of note 2 to the consolidated annual accounts.

APPENDIX I
GRIFOLS, S.A. AND SUBSIDIARIES

Information on Group Companies, Associates and others for the years ended 31 December 2017, 2016 and 2015

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Name	Registered Offices	Acquisition / Incorporation date	Activity	Statutory Activity	31/12/2017 % shares Direct	31/12/2017 % shares Indirect	31/12/2016 % shares Direct	31/12/2016 % shares Indirect	31/12/2015 % shares Direct	31/12/2015 % shares Indirect
Equity Method consolidated companies and others										
Nanotherapix, S.L.	Avenida de la Generalitat 152 Sant Cugat del Valles (Barcelona) Spain	2010	Research	Development, validation and production of the technology required to implement the use of genetic and cellular therapy for the treatment of human and animal pathologies.	---	---	---	---	---	51.000%
Aradigm Corporation	3929 Point Eden Way Hayward, California United States	2013	Research	Development and commercialisation of drugs delivered by inhalation for the prevention and treatment of severe respiratory diseases.	---	35.130%	---	35.130%	35.000%	---
TiGenix N.V.	Romeinse straat 12 bus 2, 3001 Leuven, Belgium	2013	Research	Research and development of therapies based on stem cells taken from adipose tissue.	---	14.180%	---	16.130%	---	19.280%
Mecwins, S.L.	Avenida Fernandos Casas Novoa, 37 Santiago de Compostela Spain	2013	Research	Research and production of nanotechnological, biotechnological and chemical solutions.	---	8.420%	---	8.420%	---	8.420%
Kiro Grifols S.L (formerly Kiro Robotics S.L)	Poligono Bainuetxe, 5, 2º planta, Aretxabaleta, Guipúzcoa Spain	2014	Research	Development of machines and equipment to automate and control key points of hospital processes, and hospital pharmacy processes.	---	---	50.000%	---	50.000%	---
Alkahest, Inc.	3500 South DuPont Hwy, Dover, County of Kent United States	2015	Research	Development novel plasma-based products for the treatment of cognitive decline in aging and disorders of the central nervous system (CNS).	---	47.580%	---	47.580%	---	47.580%
Albajuna Therapeutics, S.L	Hospital Germans Trias i Pujol, carretera de Canyet, s/n, Badalona Spain	2016	Research	Development and manufacture of therapeutic antibodies against HIV.	---	30.000%	---	30.000%	---	---
Interstate Blood Bank, Inc.	5700 Pleasantville Road Memphis, Tennessee United States	2016	Industrial	Procuring human plasma.	---	49.190%	---	49.190%	---	---
Bio Blood Components Inc.	5700 Pleasantville Road Memphis, Tennessee United States	2016	Industrial	Procuring human plasma.	---	48.972%	---	48.972%	---	---
Plasma Biological Services, LLC	5700 Pleasantville Road Memphis, Tennessee United States	2016	Industrial	Procuring human plasma.	---	48.900%	---	48.900%	---	---
Singulex, Inc.	4041 Forest Park Avenue St. Louis, Missouri United States	2016	Research	Development of the Single Molecule Counting (SMC™) technology for clinical diagnostic and scientific discovery.	---	19.330%	---	20.000%	---	---

This appendix forms an integral part of note 2 to the consolidated annual accounts.

APPENDIX I
GRIFOLS, S.A. AND SUBSIDIARIES

Information on Group Companies, Associates and others for the years ended 31 December 2017, 2016 and 2015

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Name	Registered Offices	Acquisition / Incorporation date	Activity	Statutory Activity	31/12/2017 % shares Direct	31/12/2017 % shares Indirect	31/12/2016 % shares Direct	31/12/2016 % shares Indirect	31/12/2015 % shares Direct	31/12/2015 % shares Indirect
Equity Method consolidated companies and others										
Aigües Minerals de Vilajuiga, S.A.	Carrer Sant Sebastià, 2, 17493 Vilajuiga, Girona	2017	Industrial	Collection and use of mineral-medicinal waters and achievement of all necessary administrative concessions in order to facilitate their industrial extraction and find the best way to take advantage of them.	50.000%	---	---	---	---	---
Access Biologicals, LLC.	995 Park Center Dr, Vista, CA 92081, USA	2017	Industrial	Manufacture of biological products, including specific sera and plasma-derived reagents, which are used by biotechnology and biopharmaceutical companies for in-vitro diagnostics, cell culture, and research and development in the diagnostic field.	---	49.000%	---	---	---	---
Access Biologicals IC-DISC, Inc.	995 Park Center Dr, Vista, CA 92081, USA	2017	Industrial	Manufacture of biological products, including specific sera and plasma-derived reagents, which are used by biotechnology and biopharmaceutical companies for in-vitro diagnostics, cell culture, and research and development in the diagnostic field.	---	49.000%	---	---	---	---
Access Cell Culture, LLC.	995 Park Center Dr, Vista, CA 92081, USA	2017	Industrial	Manufacture of biological products, including specific sera and plasma-derived reagents, which are used by biotechnology and biopharmaceutical companies for in-vitro diagnostics, cell culture, and research and development in the diagnostic field.	---	49.000%	---	---	---	---
Access Manufacturing, LLC.	995 Park Center Dr, Vista, CA 92081, USA	2017	Industrial	Manufacture of biological products, including specific sera and plasma-derived reagents, which are used by biotechnology and biopharmaceutical companies for in-vitro diagnostics, cell culture, and research and development in the diagnostic field.	---	49.000%	---	---	---	---
Access Plasma, LLC.	995 Park Center Dr, Vista, CA 92081, USA	2017	Industrial	Manufacture of biological products, including specific sera and plasma-derived reagents, which are used by biotechnology and biopharmaceutical companies for in-vitro diagnostics, cell culture, and research and development in the diagnostic field.	---	49.000%	---	---	---	---
GigaGen Inc.	407 Cabot Road South San Francisco, CA 94080, USA	2017	Industrial	Engage in any lawful act or activity for which corporations may be organized under General Corporation Law.	---	43.960%	---	---	---	---

This appendix forms an integral part of note 2 to the consolidated annual accounts.

APPENDIX II
GRIFOLS, S.A. AND SUBSIDIARIES

Operating Segments for the years ended 31 December 2017, 2016 and 2015

(Expressed in thousands of Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Bioscience			Hospital			Diagnostic			Bio Supplies		
	2017	2016	2015	2017	2016	2015	2017	2016	2015	2017	2016	2015
Revenues from external customers	3,429,785	3,195,424	3,032,111	105,649	102,251	96,245	732,369	691,701	716,838	66,791	57,239	24,466
Total operating income	**3,429,785**	**3,195,424**	**3,032,111**	**105,649**	**102,251**	**96,245**	**732,369**	**691,701**	**716,838**	**66,791**	**57,239**	**24,466**
Profit/(Loss) for the segment	**985,495**	**913,840**	**896,032**	**(9,766)**	**(8,765)**	**(4,299)**	**248,080**	**97,320**	**96,268**	**35,598**	**33,794**	**3,660**
Unallocated expenses												
Operating profit												
Finance result												
Share of profit/(loss) of equity accounted investee	(10,434)	(9,396)	–	2,112	(5,611)	–	(9,335)	–	–	1,830	–	–
Income tax expense												
Profit for the year after tax												
Segment assets	**6,007,153**	**6,524,922**	**6,085,211**	**145,477**	**86,590**	**91,877**	**3,356,185**	**1,909,447**	**1,794,389**	**7,409**	**8,378**	**1,321**
Equity accounted investments	83,905	104,996	–	–	13,888	–	29,322	43,330	–	44,220	–	–
Unallocated assets	–	–	–	–	–	–	–	–	–	–	–	–
Total assets												
Segment liabilities	**423,415**	**411,604**	**387,086**	**13,560**	**8,415**	**3,159**	**192,720**	**186,389**	**192,730**	–	–	–
Unallocated liabilities	–	–	–	–	–	–	–	–	–	–	–	–
Total liabilities												
Other information:												
Amortisation and depreciation allocated	157,478	152,821	137,870	6,436	5,915	5,710	40,815	32,180	31,875	–	–	–
Amortisation and depreciation unallocated		–	–		–	–		–	–	–	–	–
Expenses that do not requirecash payments allocated	7,049	16,219	627	(514)	306	108	(4,423)	(2,001)	4,630	–	–	–
Expenses that do not require cash payments unallocated	–	–	–	–	–	–	–	–	–	–	–	–
Additions for the year of property, plant & equipment and intangible assets allocated	227,635	197,741	421,020	10,429	9,193	7,972	70,032	89,760	68,740	198	84	–
Additions for the year of property, plant & equipment and intangible assets unallocated	–	–	–	–	–	–	–	–	–	–	–	–

	Others			Intersegments			Consolidated		
	2017	2016	2015	2017	2016	2015	2017	2016	2015
Revenues from external customers	18,263	34,601	90,289	(34,784)	(31,386)	(25,386)	4,318,073	4,049,830	3,934,563
Total operating income	**18,263**	**34,601**	**90,289**	**(34,784)**	**(31,386)**	**(25,386)**	**4,318,073**	**4,049,830**	**3,934,563**
Profit/(Loss) for the segment	**(9,632)**	**44,324**	**77,982**	**(12,305)**	**(1,316)**	**(305)**	**1,237,470**	**1,079,197**	**1,069,338**
Unallocated expenses							(234,127)	(139,789)	(98,968)
Operating profit							**1,003,343**	**939,408**	**970,370**
Finance result							**(287,734)**	**(233,589)**	**(271,840)**
Share of profit/(loss) of equity accounted investee	(4,060)	21,940	(8,280)	–	–	–	**(19,887)**	**6,933**	**(8,280)**
Income tax expense							(34,408)	(168,209)	(158,809)
Profit for the year after tax							**661,314**	**544,543**	**531,441**
Segment assets	**60,449**	**40,160**	**106,374**	**(22,196)**	**(11,964)**	**(10,240)**	**9,554,477**	**8,557,533**	**8,068,932**
Equity accounted investments	61,562	39,132	76,728	–	–	–	219,009	201,346	76,728
Unallocated assets	–	–	–	–	–	–	1,146,778	1,370,893	1,456,055
Total assets							**10,920,264**	**10,129,772**	**9,601,715**
Segment liabilities	**26,903**	**1,843**	**209,405**	–	–	–	**656,598**	**608,251**	**792,380**
Unallocated liabilities	–	–	–	–	–	–	6,629,701	5,793,543	5,507,946
Total liabilities							**7,286,299**	**6,401,794**	**6,300,326**
Other information:									
Amortisation and depreciation allocated	2,237	3,445	6,946	–	–	–	**206,966**	**194,361**	**182,401**
Amortisation and depreciation unallocated	–	–	–	–	–	–	**8,524**	**7,508**	**7,355**
Expenses that do not requirecash payments allocated	–	(32,534)	–	–	–	–	**2,112**	**(18,010)**	**5,365**
Expenses that do not require cash payments unallocated	–	–	–	–	–	–	**(58,752)**	**4,608**	**4,794**
Additions for the year of property, plant & equipment and intangible assets allocated	20,911	13,313	–	–	–	–	**329,205**	**310,091**	**497,732**
Additions for the year of property, plant & equipment and intangible assets unallocated	–	–	–	–	–	–	**11,268**	**12,011**	**79,082**

* As a result of the creation of Bio Supplies segment and intersegments, the Group has reviewed the allocation of balances and transactions by segments. The comparative figures for years 2016 and 2015 have been restated accordingly.

This appendix forms an integral part of note 6 to the consolidated annual accounts.

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APPENDIX II GRIFOLS, S.A. AND SUBSIDIARIES Reporting by geographical area for the years ended 31 December 2017, 2016 and 2015 (Expressed in thousands of Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) Spain 2016 Rest of European Union 2016 USA + Canada 2016 Rest of World 2016 Consolidated 2016 2017 2015 2017 2015 2017 2015 2017 2015 2017 2015 Net Revenue 242,894 225,273 216,548 444,089 426,223 456,919 2,896,505 2,707,579 2,604,315 734,585 690,755 656,781 4,318,073 4,049,830 3,934,563 Assets by geographical area 899,223 847,467 719,557 2,397,200 2,467,295 2,407,178 7,341,174 6,535,420 6,176,548 282,667 279,590 298,432 10,920,264 10,129,772 9,601,715 Other information: Additions for the year of property, plant & equipment and intangible assets 62,271 73,365 113,652 80,910 39,603 51,943 188,557 190,358 400,065 8,735 18,776 11,154 340,473 322,102 576,814 This appendix forms an integral part of note 6 to the consolidated annual accounts. 2 of 2

APPENDIX III
GRIFOLS, S.A. AND SUBSIDIARIES

Changes in Other Intangible Assets
for the year ended
31 December 2017
(Expressed in thousands of Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Balances at 31/12/2016	Additions	Business combinations *	Transfers	Disposals	Translation differences	**Balances at 31/12/2017**
Development costs	142,693	43,152	142,529	--	(81)	(16,599)	311,694
Concessions, patents, licenses brands & similar	60,471	--	142,174	--	--	(19,760)	182,885
Computer software	168,623	19,626	26	529	(126)	(13,733)	174,945
Currently marketed products	1,162,204	--	--	--	--	(137,828)	1,024,376
Other intangible assets	148,682	17,348	--	--	--	(18,723)	147,307
Total cost of intangible assets	1,682,673	80,126	284,729	529	(207)	(206,643)	1,841,207
Accum. amort. of development costs	(72,073)	(5,834)	--	--	--	(1,442)	(79,349)
Accum. amort of concessions, patents, licenses, brands & similar	(24,994)	(6,004)	--	--	--	1,215	(29,783)
Accum. amort. of computer software	(99,927)	(13,549)	--	--	111	7,046	(106,319)
Accum. amort. of currently marketed products	(220,988)	(38,216)	--	--	--	28,136	(231,068)
Accum. amort. of other intangible assets	(69,389)	(865)	--	--	--	8,288	(61,966)
Total accum. amort intangible assets	(487,371)	(64,468)	--	--	111	43,243	(508,485)
Impairment of other intangible assets	--	(64,734)	--	--	--	1,354	(63,380)
Carrying amount of intangible assets	**1,195,302**	**(49,076)**	**284,729**	**529**	**(96)**	**(162,046)**	**1,269,342**

(See note 3)

This appendix forms an integral part of note 8 to the consolidated annual accounts.

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APPENDIX III
GRIFOLS, S.A. AND SUBSIDIARIES

Changes in Other Intangible Assets
for the year ended
31 December 2016
(Expressed in thousands of Euros)

'(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Balances at 31/12/2015	Additions	Transfers	Disposals	Translation differences	Balances at 31/12/2016
Development costs	112,688	29,126	--	(79)	958	142,693
Concessions, patents, licenses brands & similar	59,249	--	--	--	1,222	60,471
Computer software	144,976	18,919	1,460	(420)	3,688	168,623
Currently marketed products	1,126,024	--	--	--	36,180	1,162,204
Other intangible assets	134,068	10,469	--	(651)	4,796	148,682
Total cost of intangible assets	1,577,005	58,514	1,460	(1,150)	46,844	1,682,673
Accum. amort. of development costs	(67,551)	(4,473)	--	--	(49)	(72,073)
Accum. amort of concessions, patents, licenses, brands & similar	(23,957)	(806)	--	--	(231)	(24,994)
Accum. amort. of computer software	(83,197)	(15,136)	(99)	419	(1,914)	(99,927)
Accum. amort. of currently marketed products	(175,135)	(38,441)	--	--	(7,412)	(220,988)
Accum. amort. of other intangible assets	(65,627)	(2,117)	--	544	(2,189)	(69,389)
Total accum. amort intangible assets	(415,467)	(60,973)	(99)	963	(11,795)	(487,371)
Impairment of other intangible assets	34	--	--	(34)	--	--
Carrying amount of intangible assets	**1,161,572**	**(2,459)**	**1,361**	**(221)**	**35,049**	**1,195,302**

This appendix forms an integral part of note 8 to the consolidated annual accounts.

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APPENDIX IV GRIFOLS, S.A. AND SUBSIDIARIES Movement in Property, Plant and Equipment for the year ended 31 December 2017 (Expressed in thousands of Euros) (Free translation from the original in Spanish. In the event of any discrepancy, the Spanish-language version prevails) Balances at Translation Balances at Business 31/12/2016 Additions combination Transfers Disposals differences 31/12/2017 Cost: Land and buildings Plant and machinery Fixed Assets under construction 687,856 1,655,837 275,003 28,503 82,234 149,610 19,628 9,068 555 12,694 123,816 (137,073) (823) (10,098) --(74,324) (156,178) (25,976) 673,534 1,704,679 262,119 2,618,696 260,347 29,251 (563) (10,921) (256,478) 2,640,332 Accumulated depreciation: Buildings Plant and machinery (59,376) (746,268) (14,708) (136,314) ---- --34 710 7,993 6,609 63,773 (66,765) (810,782) (805,644) (151,022) --34 8,703 70,382 (877,547) Impairment of other property, plant and equipment (3,200) 258 ---- --210 (2,732) Carrying amount 1,809,852 109,583 29,251 (529) (2,218) (185,886) 1,760,053 (See note 3) This appendix forms an integral part of note 9 to the consolidated annual accounts. 1 of 2

APPENDIX IV GRIFOLS, S.A. AND SUBSIDIARIES Movement in Property, Plant and Equipment for the year ended 31 December 2016 (Expressed in thousands of Euros) (Free translation from the original in Spanish. In the event of any discrepancy, the Spanish-language version prevails) Balances at Translation Balances at 31/12/2015 Additions Transfers Disposals differences 31/12/2016 Cost: Land and buildings Plant and machinery Fixed Assets under construction 613,476 1,431,030 263,610 12,993 87,536 163,059 44,060 116,724 (162,292) (780) (19,515) --18,107 40,062 10,626 687,856 1,655,837 275,003 2,308,116 263,588 (1,508) (20,295) 68,795 2,618,696 Accumulated depreciation: Buildings (44,057) (13,777) (2) 178 (1,718) (59,376) Plant and machinery (616,369) (127,119) 149 13,605 (16,534) (746,268) (660,426) (140,896) 147 13,783 (18,252) (805,644) Impairment of other property, plant and equipment (3,288) 147 ---- (59) (3,200) Carrying amount 1,644,402 122,839 (1,361) (6,512) 50,484 1,809,852 This appendix forms an integral part of note 9 to the consolidated annual accounts. 2 of 2

APPENDIX V GRIFOLS, S.A. AND SUBSIDIARIES Statement of Liquidity for Distribution of Interim Dividend 2017 (Expressed in thousands of Euros) (Free translation from the original in Spanish. In the event of any discrepancy, the Spanish-language version prevails) Thousands of Euros Forecast profits distributable for 2017: Projected profits net of taxes until 31/12/2017 Less, charge required to legal reserve 273,472 --273,472 Estimated profits distributable for 2017 122,986 Interim dividend distributed Forecast cash for the period 15 December 2017 to 15 December 2018: Cash balances at 15 December 2017 Projected amounts collected Projected payments, including interim dividend --475,209 468,117 7,092 Projected cash balances at 15 December 2018 This appendix forms an integral part of note 15 to the consolidated annual accounts. 1 of 2

APPENDIX V GRIFOLS, S.A. AND SUBSIDIARIES Statement of Liquidity for Distribution of Interim Dividend 2016 (Expressed in thousands of Euros) (Free translation from the original in Spanish. In the event of any discrepancy, the Spanish-language version prevails) Thousands of Euros Forecast profits distributable for 2016: Projected profits net of taxes until 31/12/2016 Less, charge required to legal reserve 319,133 --319,133 Estimated profits distributable for 2016 122,908 Interim dividend distributed Forecast cash for the period 07 December 2016 to 07 December 2017: Cash balances at 07 December 2016 Projected amounts collected Projected payments, including interim dividend 5,521 497,058 471,686 30,893 Projected cash balances at 07 December 2017 This appendix forms an integral part of note 15 to the consolidated annual accounts. 2 of 2

GRIFOLS, S.A. AND SUBSIDIARY COMPANIES Consolidated Directors’ Report 1. - THE GRIFOLS GROUP Grifols is a global healthcare company founded in 1940. For more than 75 years, it has advanced the health and wellbeing of patients through the development of life-saving plasma protein therapies (Bioscience Division), technology-based clinical diagnostics (Diagnostic Division) and pharmacy specialty products for hospital use (Hospital Division). In 2017, Raimon Grífols Roura and Víctor Grífols Deu concluded a successful first year as co-CEOs of Grifols, reinforcing its path of sustainable growth and position as a solid, diversified and profitable company. Víctor Grífols Roura continues to serve the company as a non-executive chairman on the Grifols Board of Directors. Grifols successfully completed its 2013-2017 strategic plan and outlined a new roadmap for 2018-2022. The firm’s newly defined strategic priorities aim to capitalize its collective knowledge and potential for innovation to continue enhancing patient care and attending healthcare professionals, blending and focusing on technology, safety and efficiency of Grifols divisions. The 2013-2017 strategic plan, based on a five-pillar growth framework (business diversification, capacity leadership, global expansion, accelerate innovation and business optimization) has enabled the company to grow and advance as planned. The main milestones achieved over this period include: • Business diversification: Enhancement of the Diagnostic Division, which increased its total revenue share from 5% to 17%. The increase has been driven by the acquisitions of Novartis’ transfusion medicine unit in 2014 and Hologic’s share of the NAT (Nucleic Acid Testing) donor-screening technology in 2017. Capital expenditure: More than EUR 1,200 million during this four-year period. Manufacturing capacity leadership: Plasma fractionation capacity increases by 75%, from 8 million liters to 13.9 million liters. Consolidation of Grifols’ leadership position in plasma centers, with 190 plasma centers compared to the 150 centers at the start of the strategic expansion plan. Global expansion: Direct commercial presence in 30 countries and sales in more than 100. Accelerate innovation: More than EUR 1,000 million Net R+D+i investments for in-house and investee-led projects. Consolidation of Grifols’ comprehensive innovation strategy: Acquisitions of strategic stakes in research companies such as Progenika Biopharma, Kiro Grifols, Alkahest, Singulex and GigaGen, among others. Business optimization: Successful integration of all acquisitions. Teamwork: 18,300 employees in 2017, with nearly 7,000 new employees joining the company since 2013. • • • • • • • • The completion of these objectives confirms Grifols’ clear commitment to growing the company and generating sustainable value for shareholders and investors. AREAS OF MANAGEMENT FOCUS IN 2017 Corporate priorities in 2017 included diversified growth and profitability; driving productive investments and innovation; integrating the newly acquired share in the NAT technology donor-screening unit; increasing cash flow generation; and optimizing the financial structure. The company supports its long-term growth by dedicating significant investments to improve and expand its productive capacity. Toward this end, it allocated substantial resources to CAPEX and R+D+i to accelerate research projects. In 2017, Grifols reaped the benefits of years of continuous research and development—a pillar of the company’s future growth—by receiving important regulatory approvals. The U.S. Food and Drug Administration (FDA) approved the Bioscience Division’s liquid formulation of alpha-1 antitrypsin (Prolastin®-C Liquid). The Division’s new biological sealant VeraSeal® (fibrinogen and human thrombin) also received approvals from the FDA and European Medicines Agency (EMA). The Diagnostic Division obtained 1

GRIFOLS, S.A. AND SUBSIDIARY COMPANIES Consolidated Directors’ Report FDA approval for a new genetic test for alpha-1 antitrypsin that will improve the diagnosis of its deficiency. The Hospital Division obtained FDA approval for its 500 ml physiological saline solution (0.9% sodium chloride), manufactured at the Grifols’ production facility in Murcia, Spain; this approval will facilitate access to the U.S. market and reinforce its global footprint. The Diagnostic Division continues to make important inroads, including the acquisition and integration of the NAT donor-screening unit, announced at the end of 2016. The transactions strengthened the Division’s value chain vertical integration and its leadership position in this segment. Also worth highlighting was the accord signed with Beckman Coulter, a leading provider of diagnostics solutions. This exclusive, long-term agreement includes the global distribution of Grifols hemostasis instruments, reagents and consumables. Grifols finalized its debt-refinancing process at the start of 2017. The new structure has enhanced the group’s results and created value for shareholders by optimizing its financial structure, improving its financial conditions and lengthening its maturity profile. The 2016-2020 investment plan continues as projected. The company has continued to expand its global network of plasma donation centers by incorporating 19 additional centers in 2017, including six plasma centers acquired from Kedrion. With a platform of 190 centers, Grifols maintains its leadership position in plasma collection centers. The group opened its first production plant in Brazil, dedicated to manufacturing storage and collection bags for blood components, as well as inaugurated a new office building in Clayton, (North Carolina, U.S.) with capacity for 500 employees. Human capital management has focused on talent attraction and retention, as well as on integrating new employees, improving performance appraisal programs and reinforcing leadership development. The 2017 “500 World’s Best Employers” classification by Forbes and Statista recognized Grifols as one of the best companies in the world to work for. The implementation of the Grifols 2017-2019 Environmental Plan is clear evidence of the company’s solid commitment to society and the environment. The plan’s core objectives include optimizing and reducing the consumption of electricity, natural gas and water in the group’s plants, as well as significantly increasing waste recovery. 2. - BUSINESS PROGRESS AND PERFORMANCE LEADERSHIP OF THE MAIN BUSINESS UNITS Grifols’ main business units (Bioscience Division, Diagnostic Division and Hospital Division) are solid, consolidated and complementary. On an operational level, it employs a commercial model specialized by division and transversal from a geographic and functional viewpoint. This model strengthens and expands the group’s organic growth. According to estimates, the blood derivatives market exceeded USD 22,000 million1 in 2016. Grifols remains one of the leading companies in the plasma-derivatives industry, with an estimated market share of 18%1. Its main products continue to lead the global sales of plasma proteins. The group continues to consolidate its position in the in-vitro diagnostics sector, continuing as is a global reference in blood and plasma testing systems. The Hospital Division maintains its leadership position in Spain as a supplier of IV solutions. In 2017, the division introduced its hospital logistics’ automation systems in Spain and Latin America through the Pharmatech line, while working to increase its presence in the U.S. market. In January 2018, the group announced the acquisition of a 51% stake in the U.S. firm MedKeeper, a technology firm that develops and markets mobile and web-based applications for hospital pharmacies. 1 Source: Marketing Research Bureau and internal information, 2016. 2

GRIFOLS, S.A. AND SUBSIDIARY COMPANIES Consolidated Directors’ Report PROFIT AND LOSS STATEMENT • Revenue performance: growth in all Grifols divisions Grifols closed the 2017 fiscal year with EUR 4,318.1 million in revenues, a 6.6% (7.2% cc2) year-on-year growth compared to the EUR 4,049.8 million reported in 2016. The company boasted a significant upturn in revenues in all of its divisions and regions where it operates. • Bioscience leads growth with a 7.9% (cc) sales increase to EUR 3,430 million 3 and consolidates Grifols’ leadership position The Bioscience Division achieved EUR 3,429.8 million3 in revenues in 2017, a 7.3% (7.9% cc) increase and higher-than-recent year’s average annual growth. The upward trend is evidence of Grifols’ solid leadership position. Demand for main plasma proteins has remained very robust throughout 2017. The increase in volume has been the main driver of growth, with a moderately positive price contribution. The geographic mix has had a negative impact on revenues due to higher sales volumes of blood clotting factors in emerging markets. The company maintains its global leadership position in immunoglobulin, holding a 23%1 market share. Immunoglobulin volume sales were robust throughout the year, especially in the United States and main European markets, with growing contribution of specific countries such as Australia and Turkey, evidencing its global expansion efforts. Growing global demand for this plasma protein to treat neurological conditions such as chronic inflammatory demyelinating polyneuropathy (CIDP) was witnessed in core geographies like the United States, where Grifols is the market leader. The company also continues to promote diagnostic programs to identify patients with immunodeficiencies that could benefit from immunoglobulin therapies. With a 67%1 market share, Grifols is the market leader in alpha-1 antitrypsin, whose sales continue to fuel the division’s growth. Higher rates of diagnosis of alpha-1 antitrypsin deficiency, particularly in the United States, Canada and several European countries, have driven higher sales of this protein. Demand also grew in certain Latin American countries, although more incipiently. Grifols’ sales strategy focuses on boosting sales in these core markets while progressively expanding its global impact. Sales of albumin, which holds a 17%1 market share, continue to drive the division’s growth, especially in China, the European Union and Latin America. Brazil, Indonesia and several Middle Eastern countries also saw a pick-up in sales thanks to the division’s solid commercial efforts. Sales volume of factor VIII, with a 21%1 market share, continue to grow in a competitive price environment subject to public tenders in certain emerging countries. Specialty proteins developed by Grifols also evolved positively in 2017. Of note are hyperimmune immunoglobulin sales and the agreement signed with Spain’s Ministry of Health to supply tetanus and diphtheria vaccines from April 2017. Grifols markets this vaccine through an accord with MassBiologics of the University of Massachusetts Medical School in the U.S. • Diagnostic grows by 6.8% (cc)3, driven by its NAT technology donor-screening line The Diagnostic Division earned EUR 732.4 million3 in sales in 2017, a 5.9% (6.8% cc)3 increase compared to the EUR 691.7 million reported in 2016. The EBITDA margin of the division reached 40.4% in 2017 from 2 Constant currency (cc) excludes the impact of exchange rate movements. 3.Comparable revenues considering intersegment sales and the reclassification of the biological products for non-therapeutic use sales that are reported as Bio Supplies Division from January 2017. 3

GRIFOLS, S.A. AND SUBSIDIARY COMPANIES Consolidated Directors’ Report 18.7% in 2016, in line with the forecast after acquiring the share of the NAT technology donor-screening business. Grifols is a global leader in transfusion medicine, the Division’s main growth lever. Sales of NAT donor-screening systems (Procleix® NAT Solutions), used to screen blood and plasma donations, were the Division’s leading source of revenues. Additional revenue streams included sales of the Zika virus blood screening tests in the United States and greater market penetration in the Asia Pacific region, particularly in Japan, China, Saudi Arabia, Israel and Singapore. The Division also increased its sales of antigens used to manufacture diagnostic immunoassays, marketed as part of the joint business agreement with Ortho Clinical Diagnostics. The blood typing and immunohematology line have increased the division’s revenues. Sales of blood typing reagents were exceptionally strong in China as a result of the commercial efforts implemented in this key region, as well as in the U.S., a market where Grifols has substantial growth potential. This upward trend was also seen in certain European countries, including Hungary, Italy, Switzerland, Spain and France. Geographic expansion is one of the main drivers of growth. Specialty diagnostics revenues remained stable, and will benefit as the division progressively expands its clinical diagnostics product portfolio. The company continues to concentrate its efforts on developing new diagnostic tests for personalized medicine through Progenika Biopharma. It has also strengthened the commercialization of Grifols hemostasis line thanks to an exclusive global distribution agreement with Beckman Coulter. • The Hospital Division grows 3.3%3 and strengthens with the acquisition of the technology company, MedKeeper in 2018 The Hospital Division achieved EUR 105.6 million3 in sales in 2017, growing by 3.3% (3.3% cc) compared to EUR 102.3 million reported in 2016. An upswing in sales in Spain and global expansion efforts in the U.S. and Latin America were the division’s main engines of growth. The division increased sales of its Pharmatech portfolio, which comprises solutions for hospital pharmacies, as well as of its IV Therapy and Nutrition lines. Also notable was the positive trend of third-party manufacturing in the U.S. • Bio Supplies Division: a new division to promote sales of biological products for non-therapeutic use As of January 2017, the Bio Supplies Division includes revenues previously included in Raw Materials. The Division records sales of biological products for non-therapeutic use and other biological products, as well as those related to the fractionation and purification agreements signed with Kedrion. The division achieved sales of EUR 66.8 million3 in 2017, compared to EUR 57.2 million in 2016 in comparative terms. • Sales performance by region: growth in all regions Grifols generated more than 94% of its sales outside Spain. International expansion remains a strategic priority to stimulate the company’s organic growth, although each division focuses on specific markets and distinct strategies to optimize sales. The United States has become a core market for the three main divisions. Revenues in the U.S. and Canada grew by 7.0% (7.7% cc) in 2017 to EUR 2,896.5 million4. Meanwhile, sales in the European Union rose by 5.4% (5.9% cc) to EUR 687 million4, headed by growth in countries like Spain, Germany, the United Kingdom and France. 4 Comparable considering the new divisional structure. 4

GRIFOLS, S.A. AND SUBSIDIARY COMPANIES
Consolidated Directors' Report

Sales in Rest of the World (ROW) also expanded, registering a 6.3% (6.9% cc) increase to EUR 734.6 million[4]. Especially noteworthy were the positive sales trends in China and Australia, which led the Asia Pacific region; growth in Latin America, especially Brazil; and the gradual market penetration in Turkey and the Middle East, including Saudi Arabia and Israel.

Sales performance by division:

In thousands of euros	12M 2017	% of Net Revenues	12M 2016**	% of Net Revenues	% Var	% Var cc*
BIOSCIENCE	3,429,785	79.4%	3,195,424	78.9%	7.3%	7.9%
DIAGNOSTIC	732,369	17.0%	691,701	17.1%	5.9%	6.8%
HOSPITAL	105,649	2.4%	102,251	2.5%	3.3%	3.3%
BIO SUPPLIES	66,791	1.6%	57,239	1.4%	16.7%	18.1%
OTHERS	18,263	0.4%	34,601	0.9%	(47.2%)	(45.4%)
INTERSEGMENTS	(34,784)	(0.8%)	(31,386)	(0.8%)	10.8%	11.3%
TOTAL	**4,318,073**	**100.0%**	**4,049,830**	**100.0%**	**6.6%**	**7.2%**

** Constant currency (cc) excludes the impact of exchange rate movements*
*** Comparable revenues considering intersegment sales and the reclassification of the biological products for non-therapeutic use sales that are reported as Bio Supplies Division sales from January 2017*

Sales performance by region:

In thousands of euros	12M 2017	% of Net Revenues	12M 2016**	% of Net Revenues	% Var	% Var cc*
US + CANADA	2,896,505	67.1%	2,707,579	66.9%	7.0%	7.7%
EU	686,983	15.9%	651,496	16.1%	5.4%	5.9%
ROW	734,585	17.0%	690,755	17.0%	6.3%	6.9%
TOTAL	**4,318,073**	**100.0%**	**4,049,830**	**100.0%**	**6.6%**	**7.2%**

** Constant currency (cc) excludes the impact of exchange rate movements*
*** Comparable considering the new divisional structure*

- **Adjusted EBITDA[5] increases by 14.4% to exceed EUR 1,300 million**

Adjusted EBITDA[5] reached EUR 1,305.6 million, which represents 30.2% of revenues and a 14.4% upturn compared to the previous year. In 2016, EBITDA margin was 28.2%.

This significant increase in the EBITDA margin by 200 basis points was motivated mainly by the impact of the share in the NAT donor-screening business acquired in January 2017. It also reflects the higher costs of plasma derived from the investment plan to open new plasma collection centers.

Net R+D+i investments rose in 2017. In comparative[6] terms to 2016, they increased by 21.0% to EUR 266.3 million, or 6.2% of revenues, including both in-house and external investments, compared to EUR 220.0 million invested in 2016. Total net R+D+i resources reached EUR 310.8 million taking into account the acquisition of equity stakes in research companies.

---

[5] *Excludes non-recurring items and associated with recent acquisitions.*
[6] *Excludes non-recurring items and associated with recent acquisition, with the U.S. tax reform and with the reevaluation of Aradigm's assets.*

5

GRIFOLS, S.A. AND SUBSIDIARY COMPANIES Consolidated Directors’ Report • Solid performance: recurring revenue6 grows by 7.8% to EUR 587.9 million and to EUR 662.7 million considering non-recurring items In comparative terms, recurring6 profits increased by 7.8% compared to 2016 to EUR 587.9 million and represented 13.6% of the group’s revenues. The refinancing process allowed the company to optimize its financial structure and the financial costs arising from the higher levels of debt assumed after acquiring the share of the NAT technology donor-screening business, contributing to maximize profits. Comparable financial results6 were EUR 269.3 million, up from the EUR 233.6 million reported in the same period last year. The normalized6 effective tax rate was 27.3%. The U.S. corporate tax reform approved on December 22, 2017 prompted Grifols to recognize non-recurring income that significantly affected its tax expense reported for 2017. The reduction from 35% to 21% on the U.S. Federal Corporate Income Tax Rate (effective starting January 1, 2018) has required a revaluation of Grifols U.S. deferred tax assets and liabilities. The net positive effect on the group’s 2017 results is EUR 171.6 million. In accordance with the conservatism principle, the company also recognized a total impact of EUR 80.0 million derived from the reevaluation of assets associated with its equity stake in the U.S. firm Aradigm. Aradigm’s main asset was obtaining the FDA approval to market its LinhaliqTM. Non-approval has led Grifols to recognize the total impairment of the assets associated with Aradigm (equity stake, intangible assets and financial assets). In addition, in alignment with the impact recognized in previous quarters, Grifols incurred EUR 23.1 million non-recurring gross costs resulting from the acquisition and subsequent integration of its share in the NAT technology donor-screening business. Taking into account the aforementioned factors, Grifols’ reported profit was EUR 662.7 million, an increase of 21.5% compared to 2016. 6

GRIFOLS, S.A. AND SUBSIDIARY COMPANIES
Consolidated Directors' Report

Key financial metrics 2017:

Millones de euros excepto % y BPA	2017	2016	% Var
INGRESOS NETOS (IN)	4,318.1	4,049.8	6.6%
MARGEN BRUTO	49.8%	47.2%	
EBITDA	1,218.8	1,141.3	6.8%
MARGEN EBITDA	*28.2%*	*28.2%*	
EBITDA AJUSTADO(1)	1,305.6	1,141.3	14.4%
MARGEN EBITDA AJUSTADO	*30.2%*	*28.2%*	
BENEFICIO RECURRENTE(2) **DEL GRUPO**	587.9	545.5	7.8%
% IN	*13.6%*	*13.5%*	
BENEFICIO REPORTADO DEL GRUPO	662.7	545.5	21.5%
% IN	*15.3%*	*13.5%*	

CAPEX	271.1	268.3	1.0%
INVERSIÓN NETA I+D	266.3	220.0	21.0%
BENEFICIO POR ACCIÓN (BPA)	0.97	0.80	21.5%

	Diciembre 2017	Diciembre 2016	% Var
TOTAL ACTIVO	10,920.3	10,129.8	7.8%
PATRIMONIO NETO	3,634.0	3,728.0	(2.5%)
EFECTIVO Y OTROS MEDIOS LÍQUIDOS	886.5	895.0	(0.9%)
RATIO DE ENDEUDAMIENTO	3,96/(4,34 cc)(3)	3,55/(3,45 cc)(3)	

(1) *Excluye partidas no recurrentes y relacionadas con adquisiciones recientes*

(2) *Excluye partidas no recurrentes y relacionadas con adquisiciones recientes, con la reforma fiscal en EE.UU. y con la reevaluación de los activos de Aradigm*

(3) *Cambio constante (cc) excluye las variaciones de tipo de cambio. Ratio de endeudamiento 2016 según datos reportados: no incluye el impacto de la financiación de la adquisición de los activos del negocio de NAT*

KEY BALANCE SHEET ITEMS

The company's solid performance and positive cash-flow evolution have reinforced the balance sheet in 2017. Total consolidated assets as of December 2017 rose to EUR 10,920.3 million, compared to EUR 10,129.8 million reported in 2016. This positive variance is due mainly to the acquisition of the share in the NAT donor-screening unit; capital investments (CAPEX); the equity stakes acquired in Access Biologicals and GigaGen; and the increase in equity in Kiro Grifols.

- **Optimization of working capital management**

Optimizing the company's working-capital management has continued to play a key role in improving its solid financial position.

Inventory levels dropped slightly to EUR 1,629.3 million, while stock turnover stood at 275 days in 2017, compared to 281 days in December 2016, the result of improved inventory management and a strong plasma proteins sales environment.

Average collection period improved significantly, standing at 24 days (37 days in 2016) following the rollout of optimization measures. Meanwhile, the average payment period decreased from 61 days to 53 in 2017.

7

GRIFOLS, S.A. AND SUBSIDIARY COMPANIES Consolidated Directors’ Report In terms of the Spanish legal entities within the group, the average payment period to suppliers was 72.9 days, aligned with last year’s average payment period of 72 days. • Strong cash flow generation The company continues to sustain a high operating cash-flow generation, which increased by 52.1% to EUR 841.7 million compared to EUR 553.3 million in 2016. Excluding interest paid on debt, net operating cash flow increases by 43.3% to EUR 1,039.3 million compared to EUR 725.1 million in 2016. Higher profits, improvements in the average collection period, inventory management, and greater efficiency in its financial management have together enabled Grifols to successfully face its planned investments. The company increased the resources earmarked for investments to more than EUR 580 million: EUR 271.1 in capital investments and EUR 310.8 million in direct and indirect R+D+i investments, including the acquisition of equity stakes in research companies. • Equity Total equity as of December 31, 2017 was EUR 3,634.0 million. The share capital includes 426,129,798 common shares (Class A), with a nominal value of EUR 0.25 per share, and 261,425,110 non-voting shares (Class B), with a nominal value of EUR 0.05 per share. Grifols common shares (Class A) are listed on the Spanish Stock Exchange and are a component of the Ibex-35 (GRF), while non-voting shares (Class B) trade on the Spanish Stock Exchange (GRF.P) and the U.S. NASDAQ exchange (GRFS) through ADR’s (American Depositary Receipts). Two dividends were paid in 2017 for a total of EUR 218.3 million. In the second quarter of 2017, a second dividend, charged to 2016 earnings (gross amount of EUR 0.1356 per share), was paid out as a final dividend, while in December 2017 an interim dividend was paid on account of 2017 earnings (gross amount of EUR 0.18 per share). Grifols remains committed to dividend payments as a way to remunerate its shareholders. LIQUIDITY AND CAPITAL RESOURCES The group’s primary liquidity and capital requirements aim to cover operational expenses; those associated with capital investments (CAPEX), including the maintenance and construction of plants; direct and indirect R+D+i investments, including the acquisition of equity stakes in specific companies and research projects in fields other than the group’s core business; as well as debt service. Historically, Grifols has met its liquidity and capital requirements using its own funds generated from its production activities and external financing. In December 2017, the company’s cash position was EUR 886.5 million and its liquidity position was more than EUR 1,250 million, taking into consideration undrawn credit lines. • Cash flows from operating activities In 2017, cash flows from operating activities increased by 52.1% to EUR 841.7 million. The main impacts on cash flows from operating activities, which grew by more than EUR 288 million, are as follows: • Positive impact of EUR 86.9 million resulting from improved accounts receivable balances. The average collection period dropped to 24 days in December 2017, compared to 37 days in 2016. • Moderate variation in inventory levels, which stand at EUR 165.5 million thanks to on-going improvements in value chain management amid a strong sales environment, particularly for plasma proteins. Grifols actively manages its inventory levels in advance to meet its expected growth plans. In this regard, inventory turnover currently stands at 275 days, compared to 281 days as of December 31, 2016. 8

GRIFOLS, S.A. AND SUBSIDIARY COMPANIES Consolidated Directors’ Report • Cash flows from investment activities Net cash flows allocated to investment activities in 2017 reached EUR 2,185.9 million compared to EUR 506.7 million in 2016, an increase derived mainly from strategic acquisitions aimed at strengthening the growth of the Diagnostic Division. These investments include: • Transaction of the Hologic’s share in the NAT donor-screening unit for a final price of USD 1,865 million. Grifols acquired Hologic’s assets related to the research, development and production of reagents and instruments based on NAT technology. • Financial investments, including the acquisition of a 49% stake in Access Biologicals for USD 51 million; the acquisition of six plasma centers to Kedrion for EUR 47 million, the acquisition of a 44% stake in GigaGen for USD 35 million; and the acquisition of a 40% stake in Kiro Grifols for a total of EUR 12.8 million. Grifols currently owns 90% of Kiro Grifols’ share capital. • Capital investments (CAPEX) carried out in 2017 totaling EUR 271.1 million. CAPEX allocated mainly on opening new plasma donation centers and the expansion, renovation and relocation of existing centers, as well as in the production plants of its three divisions. • Cash flows for financing activities The variation of cash flows for financing activities totaled EUR 1,434.1. The variation stemmed primarily from the USD 1,700 million initial financing to acquire the share in the NAT technology donor-screening unit, and from dividend payouts totaling EUR 218.3 million, which include the final 2016 dividend and an interim dividend paid in December on account of 2017 results. • Capital resources and credit ratings Grifols’ net financial debt was EUR 5,170.4 million as of December 2017, including EUR 886.5 million in cash. The company has EUR 400 million available in undrawn credit lines, which increases its liquidity position to EUR 1,250 million. The group’s net financial debt over EBITDA ratio was 3.96x as of December 2017, although this figure increases to 4.34x not taking into account the exchange rate impact. Leverage management remains a priority for the company. In order to meet this objective, Grifols maintains high, sustainable levels of operational activities and strong cash flow generation. Grifols refinanced its debt in 2017 for a total of approximately USD 7,300 million. This includes tranche A, tranche B, an undrawn credit line, the additional USD 1,700 million initial term loan to partially finance the acquisition of the share of the NAT donor-screening unit, and the corporate bond. The successful completion of the refinancing process has enhanced the company’s financial structure, improved its average cost of debt and lengthened its maturity profile. 9

GRIFOLS, S.A. AND SUBSIDIARY COMPANIES

Consolidated Directors' Report

Below is an outline of Grifols' financial structure and conditions after finalizing the refinancing process:

STRUCTURE	(in millions)	CONDITIONS
TOTAL SECURED SENIOR DEBT		
Tranche - Term Loan A (TLA)	USD 3,000	Interest rate: LIBOR + 175 basis points Maturity: 2023
Tranche - Term Loan B (TLB)	USD 3,000	Interest rate: LIBOR + 225 basis points Maturity: 2025
Credit line (revolving multi-currency)	USD 300	Interest rate: LIBOR + 175 basis points Maturity: 2023
TOTAL UNSECURED SENIOR DEBT		
Bond	EUR 1,000	Coupon: 3.2% Maturity: 2025

Following the acquisition of the share of the NAT donor-screening business, the credit ratings from Standard & Poor's remained unchanged. Moody's revised its credit ratings by one notch, while maintaining a "Stable" outlook for the company.

The refinancing process did not trigger any changes, and both rating agencies affirmed their credit ratings. Current credit ratings:

	Moody's	*Standard & Poor's*
Corporate Rating	*Ba3*	*BB*
Senior secured debt	*Ba2*	*BB*
Senior Unsecured debt	*B2*	*B+*
Outlook	*Stable*	*Stable*

Grifols also signed a EUR 85 million new loan with the European Investment Bank (EIB) to support R+D+i investments. The EIB's favorable financial conditions include a fixed interest rate, maturity in 2027 and a two-year grace period.

3. - PERFORMANCE BY DIVISION

BIOSCIENCE DIVISION

The demand for plasma derivatives continues to grow as a result of enhanced healthcare coverage, longer life expectancies, new indications, and improved diagnosis of some of the rare conditions that are treated with plasma protein therapies. In this context, Grifols' initiatives to create growth opportunities and strengthen its business projection in 2017 centered on the following lines of action:

Improving the diagnosis of disease related to several plasma proteins

- **Alpha-1 deficiency in the United States and Europe.** This rare disease causes genetic emphysema due to low levels of alpha-1 protein. The condition affects approximately 25 out of 100,000[7] people and an estimated 90% of cases remain undiagnosed.
  The Bioscience Division continues to concentrate its efforts to improve the diagnosis of the disease and, in collaboration with the Diagnostic Division, foster the development of new diagnostic solutions that improve the management of the treatment.

  During 2017, Grifols, through Progenika Biopharma, a group company headquartered in Bilbao (Spain), developed a latest-generation test capable of simultaneously analyzing the most prevalent mutations associated with alpha-1 antitrypsin deficiency. The test has FDA approval and since December 2016,

[7] *Source: Orphanet Report Series, Rare Diseases collection, May 2014.*

10

GRIFOLS, S.A. AND SUBSIDIARY COMPANIES Consolidated Directors’ Report carries the CE marking for its commercialization in several European countries. It is the first biological molecular test approved by the FDA that uses the DNA of the patient for the diagnostic, and its development spotlights the complementarity strategy among the group’s divisions. • Chronic inflammatory demyelinating polyneuropathy (CIDP). CIDP is a neurological disorder characterized by progressive weakening and deterioration of sensory function. It affects an estimated 1 out of 200,000 children and 1-7 out of 100,000 adults8, although a large percentage of cases go undiagnosed. The company promotes the usage of immunoglobulin to treat this neurological disease, especially in markets with higher consumption per capita, such as the United States and Canada. • Immunodeficiencies. Grifols continues to promote diagnosis programs to identify patients with immunoglobulin deficiencies who could benefit from treatment. New products and formulations • New FDA-approved liquid formulation of alpha-1 antitrypsin (Prolastin®-C Liquid). Prolastin®-C Liquid is the first liquid replacement therapy to treat alpha-1 antitrypsin deficiency manufactured in the United States. This ready-to-infuse liquid formulation offers numerous advantages for both patients and healthcare professionals. It requires less preparation time than a lyophilized product and less volume for infusion compared to the alpha-1 of a competitor. • The biological sealant (fibrinogen/human thrombin) (Veraseal®) approved by the FDA and EMA for use in surgical interventions in adults. Approvals by the U.S. (FDA) and European (EMA) health authorities in 2017 culminated an important R+D project for Grifols that enhanced its portfolio of plasma-derived products. In addition, Grifols signed an exclusive agreement with the U.S. firm Ethicon to manufacture and supply this biological sealant for a 10-year period, extendible for 5-year periods. Global expansion • Grifols sustains its strategy to consolidate its commercial presence in China, India and other emerging markets where the consumption of plasma proteins is growing rapidly. The rising sales volume of albumin in China, India and Latin America, especially Brazil, is especially significant. • Continued efforts to boost penetration in developed markets. Of note are the commercial and positioning efforts to promote immunoglobulins in Australia and France, an effort that has resulted in higher sales and market penetration. Capacity leadership • Expansion of plasma donation centers. Grifols is the global leader in plasma donation centers, with 190 centers as of December 31, 2017, 19 more than in 2016 and 40 more compared to the beginning of 2015. • Capital investment plans to boost its production capacity. Grifols has continued to invest in the on-going expansion and improvement of its production facilities dedicated to plasma fractionation, protein purification and other related activities. The 2016-2020 capital investment (CAPEX) plan intends to allocate more than EUR 500 million to the Bioscience Division production plants to meet the estimated growing demand. 8 Source: www.orphanet.net. 11

GRIFOLS, S.A. AND SUBSIDIARY COMPANIES Consolidated Directors’ Report Raw material In 2017, the volume of plasma obtained was roughly 9.3 million liters. The key activity indicators in 2017 are as follows: Industrial plasma service As a complement to its core business, Grifols puts its installations, technology, expertise and technical team at the disposal of public donation centers and health public organisms to process its surplus plasma, purify the proteins and return them in their entirety as plasma-derived medicines. This area is called “Industrial Plasma Service”. Grifols processes the plasma originating from the Integral Utilization of Hospital Plasma plan, which has been in effect in Spain for more than 25 years; in the Czech Republic and Slovakia for over 17 years; and in Canada. This fractionation service of industrial hospital plasma is formalized through a “fractionation service agreement” with the health center. DIAGNOSTIC DIVISION The division significantly increased its production output in 2017 and maintained high levels of efficiencies in its production facilities. A record volume of 44 million units of DG® Gel cards were manufactured, as well as reaching maximum supply levels of erythrocyte reagents (red blood cells). The supply of third-party antigens remained stable, while the manufacture of internally developed instruments and analyzers increased slightly. The division’s opportunities for growth and business projection include: New products, services and licenses • Transfusion Medicine: New mid-sized automated Erytra Eflexis® analyzer to perform pre-transfusion compatibility tests using DG Gel® technology. The new system, which carries the CE marking, optimizes workflow efficiency and improves daily workloads by allowing laboratories to adapt the system to their specific needs. - - CE mark obtained for the Zika virus blood test. This test was approved under the Investigational New Drug (IND) protocol in the United States in response to the FDA’s requirement to screen all U.S. blood donations for the virus. - New test to detect babesiosis, a tick borne disease. The test earned FDA approval under an Investigational New Drug protocol to allow U.S. blood banks to use the test to detect strains of the babesia parasite that can be transmitted to humans. • Expansion of specialty diagnostics product portfolio: - New diagnostic test based on human DNA ID RhD XT that detects the most relevant RhD variants to determine a D factor, which is especially important in pregnant women. This genetic test bears the CE mark approval. 12 Number of plasma donation centers190 Average number of donations/day30,000 No. of donations analyzed (annual capacity)+ 17.5 million donations Liters of plasma obtained9.3 million liters No. of fractionation plants4 plants Installed fractionation capacity13.9 million liters/year

GRIFOLS, S.A. AND SUBSIDIARY COMPANIES Consolidated Directors’ Report Market launch of PromonitorQuick®, a point-of-care diagnostic kit that detects anti-infliximab antibodies. These antibodies appear in patients with chronic inflammatory diseases who are treated with biological drugs. Close monitoring is crucial as the formation of anti-bodies undermines the drug’s efficacy and on occasion generates adverse effects. - - Grifols’ CLIA-certified laboratory in San Marcos, Texas, broadened its offering of specialized assays with the TDMonitor® brand, which monitors biological drugs. The laboratory conducts highly complex pre-transfusional tests associated with blood typing, red cell alloimmunization and hemolytic disease of the newborn. The number of tests carried out in the San Marcos facility increased more than 400% in 2017. Internalization expansion and performance in core strategic markets • The United States remains the company’s most important market for blood-typing solutions. Thanks to progress made in 2017, Grifols solutions are available in more than 200 points. It is also a core market for NAT technology blood screening systems. Grifols has also become the main supplier of NAT technology in the Middle East. • Grifols began delivering blood transfusion services for Saudi Arabia’s Ministry of Health and for most of the Cooperation Council for the Arab States of the Gulf (CCASG) member states in 2017. • China became the main source of demand for immunohematology products in 2017. Strategic agreements • With regard to Grifols’ line of antigens used to produce immunoassays, the company extended its agreement for 5 years with OraSure Technologies, a leader in diagnostic tests for infectious diseases. The agreement reinforces Grifols’ position as a flexible provider of antigens with scalable capacity. • In line with the corporate strategy to expand into new markets, Grifols strengthened its hemostasis line with an agreement with Beckman Coulter, a global supplier of diagnostic solutions. The exclusive, long-term agreement includes the worldwide distribution of Grifols’ hemostasis instruments, reagents and consumables. The market launch for these products in Europe is expected in early 2018. HOSPITAL DIVISION A significant uptick in sales was noted in 2017 thanks to the rollout of several strategic initiatives designed to create new market opportunities and advance the division’s business projection. Among the highlights in 2017: New products and licenses • The FDA approved Grifols' 500 ml physiological saline solution in polypropylene bags (0.9% sodium chloride), manufactured in its Murcia (Spain) plant, allowing the division to market this product in the U.S. market. The FDA approval also ensures the group’s self-sufficiency since it will also be used in the Grifols U.S. plasma collection centers to restore the circulatory volume in donors. The FDA approval reinforces the division’s global expansion and marks an important step forward that opens up the possibility of new future authorizations for other products manufactured in the Murcia and Barcelona facilities. Moreover, it expands Grifols’ global expansion efforts and confirms its strategy of fostering the complementary of products and services among its divisions. • Expansion of Grifols Misterium® cleanroom solutions with the incorporation of airinspace®, a medically effective air and surface decontamination systems. As the exclusive distributor of these products in the United States, Grifols is able to offer a broad portfolio of products for U.S. hospital pharmacies and pharmacies specialized in master formulas. 13

GRIFOLS, S.A. AND SUBSIDIARY COMPANIES Consolidated Directors’ Report • Relaunch of the enteral nutrition line to position it as a modern and innovative brand within the clinical nutrition sector. Internationalization of products and services • The United States remains a priority market for the Pharmatech line, which includes IV tools and hospital logistics solutions. Among other achievements, the sales efforts have enabled the integration of the Phocus Rx® workflow management systems for hospital pharmacies in three of the five main U.S. hospital information systems. • In Europe, the Kiro® Oncology system, which prepares automated intravenous medication for chemotherapy treatments, has experienced a notable uptick in sales in diverse countries, particularly in Finland. The company continues its efforts to increase its penetration in the U.S. market. • The company continues its sales strategy in Latin America focused on advancing the presence of its Pharmatech line through specialized distributors and direct sales. Sales of Grifols automated medication-dispensing systems (Pyxis®) for hospital pharmacies have been especially dynamic in Brazil. New momentum in third-party manufacturing contracts: • In 2017, Grifols signed new third-party manufacturing contracts, consolidating its activity in this area. Moreover, the FDA has granted authorization for Grifols to manufacture a prediluted antiplatelet in the U.S. for a Canadian firm. 4.-INVESTMENT ACTIVITIES: R+D+i, CAPEX AND ACQUISITIONS A BROAD RANGE OF R+D+i PROJECTS The net R+D+i investments increased substantially in 2017. In comparative terms, they rose by 21% relative to 2016 to EUR 266.3 million including in-house and external investments and represented 6.2% of total revenues. Total resources allocated to R+D+i reached EUR 310.7 million, including the aforementioned investments and those made to acquire stakes in research companies. The group’s R+D+i strategy is grounded on a holistic approach that supports both in-house research and investee projects whose research lines complement Grifols’ core business. This integrated strategy is articulated through the Grifols Innovation Office, whose aim is to evaluate and expedite the development and marketing of innovative therapies, products and services through internal and external investments. Toward this end, it promotes the continuous improvement of existing products and operations and identifies and implements collaborations with various actors in the field of innovation, including academics and researchers. As of 2017, Grifols is a majority shareholder in Araclon Biotech (73.22% equity stake); Progenika Biopharma (90.23% equity stake); Kiro Grifols (90% equity stake); and VCN Biosciences (81.34% equity stake). It also holds minority positions in Alkahest (47.58% equity stake); Aradigm Corp. (35.13% equity stake); AlbaJuna Therapeutics (30% equity stake); Singulex (19.33% equity stake); and GigaGen (43.96% equity stake). Grifols R+D+i has received several accolades for its holistic strategy and long-term vision. PwC’s "2016 Global Innovation 1000" listing, mentions Grifols among the 1,000 global companies that invest the most in R+D+i. • Alzheimer’s research: an integrated approach Grifols has supported Alzheimer’s research since 2004 when it began its first research studies. The research projects currently underway reflect a comprehensive approach that addresses three main lines: plasma proteins treatment, prevention, and early diagnosis. The company has expanded its research in this field to include new possible therapies for other aging-related conditions. 14

GRIFOLS, S.A. AND SUBSIDIARY COMPANIES Consolidated Directors’ Report To date, Grifols has focused its Alzheimer’s research through in-house projects such as AMBAR (Alzheimer Management by Albumin Replacement) and through investee companies like Araclon Biotech and Alkahest. One of Grifols’ most ambitious clinical trials—the AMBAR study—seeks to expand the therapeutic potential of plasma-derived proteins. This international and multicenter clinical trial has enrolled close to 500 patients with mild to moderate Alzheimer’s across 40 hospitals in the U.S. and Spain, and randomly assigned them to one of four groups: three treatment groups and a fourth control group. AMBAR aspires to stabilize the progress of Alzheimer's disease through a process known as plasma exchange, whereby plasma is extracted using the plasmapheresis technique and replaced with Grifols albumin solution (Albutein®). This treatment is based on the hypothesis that most of the amyloid-beta protein—one of the proteins accumulated in the brain of an Alzheimer's patient—is bound to albumin and circulates in plasma. Extracting this plasma might flush amyloid-beta peptide from the brain into the plasma, thus limiting the disease's impact on the patient's cognitive functions. In November 2015, Grifols unveiled the intermediate results of the AMBAR study at the 8th International Congress of Clinical Trials on Alzheimer’s Disease in Barcelona. These results confirmed the treatment’s safety and tolerability. The last patient of the study was enrolled in December 2016 and Grifols plans on presenting AMBAR’s Phase IIb/III results in 2018. Through its investee company Araclon Biotech, Grifols sponsors research lines that focus on the early diagnosis of Alzheimer’s by detecting and quantifying certain Aβ variants in different fractions of plasma, as well as on immunotherapy (vaccine) to treat this disorder. In this regard, in 2017, Araclon received authorization from the Spanish Agency of Medicinal Products and Medical Devices (Agencia Española del Medicamento y Productos Sanitarios) to initiate a Phase II clinical trial for its Alzheimer’s vaccine (ABvac40). Patient enrollment has already commenced and will include 120 patients diagnosed with the very early stages of Alzheimer's disease across 22 participating centers in several countries. Expected to proceed over the next two years, the Phase II study aims to establish the proper product dosage for subsequent phases, as well as enhance the treatment safety and tolerability data obtained in Phase I. These results, presented in July 2016, indicated a good profile for both variables. • Bioscience Division: Key Projects Immunoglobulins: Efforts focused on developing a 20% concentration subcutaneous immunoglobulin, as well as two studies in Phase II and Phase III with Gamunex® to treat (maintenance) myasthenia gravis (MG), a chronic autoimmune neuromuscular disease that leads to varying degrees of skeletal muscle weakness. Clotting factors: Recruitment of patients underway for a Phase II clinical trial dedicated to evaluating the safety and efficacy of Alphanate® (FVIII/VWF) as an immune tolerance induction therapy (ITI). Albumin: Further progress on the PRECIOSA study, centered on the use of albumin to treat cirrhosis. Patient recruitment for a Phase II clinical trial has commenced in the United States. The APACHE study, currently in Phase III, also continues to make inroads to explore albumin therapies for patients diagnosed with acute-on-chronic liver failure. • Diagnostic Division: Key Projects Grifols is a leader in transfusion medicine, with a differential portfolio that includes blood typing products, NAT technology and the production of antigens for immunoassay reagents. The company’s R+D projects aim to continue to expand its offerings of integral solutions for blood and plasma donation centers. Of note among its NAT technology (Procleix® NAT Solutions) R+D projects, the clinical trial in the U.S. for a blood test that detects the babesia virus (Procleix® Babesia) and the conclusion of trials on the Zika virus test (Procleix® Zika), which presently has FDA approval as an IND. The company submitted this test, along with Procleix® Ultrio Elite, for FDA approval and expects a positive outcome in 2018. A new version of the Procleix® Xpress (v.3.0) pipette has also been submitted for FDA approval. 15

GRIFOLS, S.A. AND SUBSIDIARY COMPANIES Consolidated Directors’ Report In specialty diagnostics, clinical trials have initiated in the United States to expand the portfolio of blood clotting tests and devices. The division also continues its efforts to broaden the Promonitor® line, used to monitor biologic drugs. Grifols expects FDA approval for several products of its hemostasis line in 2018, including its new Q® Smart and Q® Next analyzers, the result of its on-going R+D efforts. • Hospital Division: Key Projects The Hospital Division’s R+D projects focus on developing in-house and third-party initiatives for the Pharmatech line, comprised by IV tools and hospital logistics solutions. In this way, the division promotes its global expansion while addressing the specific needs of the Bioscience Division in alignment Grifols strategy to cultivate synergies among its business lines. With regard to the in-house IV tools products currently in development, the division has submitted an FDA registration extension to include new packaging formats of its physiological saline solution in polypropylene bags, following its approval in May 2017. The division is also in the process of developing a needle-free physiological saline solution in fleboflex bags for the U.S. and European markets. In terms of third-party manufacturing, the division concluded the development of a red blood cell inactivation set in collaboration with the firm Cerus. At the same time, it has started proceedings to obtain the CE marking and initiated clinical trials in the United States. Within the Pharmatech line, Grifols continues its efforts on a new prototype of the Grifill® system, used to prepare intravenous mixtures. CAPITAL INVESTMENTS (CAPEX) Grifols invested EUR 271.1 million in 2017 to expand and enhance the production capacities of all three of its divisions. This figure is included in the 2016-2020 Capital Investment Plan, with EUR 1,200 million allocated, to ensure the group’s long-term sustainable growth. • Investments to increase plasma supplies In 2017, Grifols continued its capital investment plans to expand, renovate, relocate and open new plasma donation centers. The company aspires to continue consolidating its network of centers, which comprised 190 plasma donation centers as of December 2017 and meet its planned target. • Bioscience Division: larger capacity to fractionate and purify proteins A substantial share of the investment plan has been allocated to the Bioscience Division, including: - Completion of construction of a new plant in the Barcelona (Spain) industrial site dedicated to the purification, dosage and sterile filling of alpha-1 antitrypsin. The company invested EUR 45.4 million to build the plant, which is currently in the validation process. Once operative, it will boast a capacity to produce 4.3 million liters of plasma equivalent of this protein in two formulations, lyophilized (Prolastin-C®) and liquid (Prolastin-C® Liquid). - Conclusion of the validation process of a second purification, dosage and sterile filling area of immunoglobulin (Gamunex®) at the plant in Los Angeles (California, U.S.). This investment will enable the facility to double its productive capacity from 2.6 million to 5.1 million liters of plasma-equivalent. - The construction of a new purification, dosage and sterile filling plant of albumin in Dublin, Ireland, with a planned investment of more than USD 80 million and a production capacity of 6 million plasma-equivalent liters, continues according to plan. The plant will incorporate leading-edge bag-filling technology that will enhance its production efficiency. 16

GRIFOLS, S.A. AND SUBSIDIARY COMPANIES Consolidated Directors’ Report - The North Carolina (United States) site has initiated the construction of a new plasma fractionation plant with a capacity of 6 million liters of plasma. Grifols plans to invest USD 90 million to build this fractionation plant. The new installation, expected to be operative at the beginning of 2022, will incorporate two fractionation lines to afford greater efficiency and flexibility. The site also includes a new purification, dosage and sterile filling plant of immunoglobulins in flexible packaging, with a production capacity of 6 million plasma-equivalent liters. The company will begin construction at the start of 2018 and expects to obtain FDA approval at the end of 2022. • Diagnostic Division: progress in the Emeryville and Brazil plants - The validation process and launch of the new antigens plant in Emeryville, California, continues as planned. The warehouse has been fully operative since the beginning of 2017 following FDA approval. The first validation batches of antigens have been carried out, while the production relocation process is on-going. The project totals USD 90 million. The company intends to submit the documentation for the plant and other licensed products for FDA approval in 2018. - The production plant in Brazil, dedicated to the manufacture of collection, separation, storage and transfusion bags for blood components, has been officially inaugurated. The plant is presently in the approval process and is scheduled to become operative in 2018. Grifols has allocated EUR 16.5 million to these installations, which boast an initial production capacity of 2 million units, scalable to 4 million. • Hospital Division: larger production capacity of IV tools The Hospital Division’s capital investments focused on increasing the production capacity and efficiency of its IV line to meet the anticipated growing demand in new markets, as defined in its international expansion plans. - Resources have been allocated to the Barcelona (Spain) complex to increase the plant’s production capacity, including both the manufacture of its own products and third-party products. The company invested EUR 3.8 million to launch a third line of solutions, which will cover the anticoagulant needs of Grifols’ network of plasma collection centers. Its launch is expected at the close of 2018. - In the Murcia (Spain) industrial site, the last production line of IV bags came into operation. Installed in 2017, the expansion required a EUR 5 million total investment and will increase the plant’s production capacity up to 50 million units. • Corporate capital investments On a corporate level, Grifols inaugurated a new 10,000 square-meter office building in Clayton (North Carolina, U.S.) with capacity for 500 employees. The company also relocated its head offices in Brazil to a new 1,300 square-meter building that includes both offices and a distribution warehouse. ACQUISITIONS • Acquisition of the share in the NAT technology donor-screening unit On January 2017, Grifols completed the transaction of Hologic’s share in the NAT donor-screening unit for a final purchase price of USD 1,865 million. The agreement included activities related to the research, development and production of reagents and instruments based on NAT technology. A production plant in San Diego, California, in addition to development rights, licenses to patents and access to product manufacturers, are among the assets acquired. 17

GRIFOLS, S.A. AND SUBSIDIARY COMPANIES Consolidated Directors’ Report • Acquisition of a 49% stake in Access Biologicals Grifols invested USD 51 million for a 49% stake in Access Biologicals, a U.S. firm headquartered in San Diego, California. Founded in 2006, Access Biologicals is an industry leader in the manufacture of biological products including specific sera and plasma reagents that are used by biotechnology and biopharmaceutical companies for in-vitro diagnosis, cell culture, and research and development in the diagnostic field. With a fully integrated manufacturing model, the company has an FDA-licensed plasma donation center in Indianapolis, Indiana and a manufacturing plant in Vista, California. The agreement includes an option to acquire the remaining 51% of the share capital within a five-year timeframe. In addition, as part of the acquisition, Grifols signed a supply contract with Access Biologicals to sell Grifols biological products for non-therapeutic use. • Acquisition of six Kedrion plasma centers In February 2017, Grifols’ acquisition of six plasma centers from Kedplasma, LLC for USD 47 million became effective. • Acquisition of a 44% stake in GigaGen Grifols acquired a 43.96% equity stake in GigaGen Inc. for USD 35 million. GigaGen is a biopharmaceutical company based in San Francisco, California specialized in the development of pre-clinical biotherapeutics, with a focus on discovering new biological treatments by using antibodies derived from millions of cells within immune repertoires. Among other applications, its innovative technology platform enables identifying and analyzing the genetic diversity of B cells to convert them into polyclonal recombinant antibodies (biotherapeutics) to improve the treatment for patients with severe diseases. In addition, Grifols and GigaGen have entered into a research and collaboration agreement whereby, in exchange of a collaboration fee of USD 15 million, GigaGen will carry out research activities to develop recombinant polyclonal immunoglobulin therapies derived from human B cells for the treatment of human diseases. • Increase in the stake of Kiro Grifols to 90% Grifols increased its capital stake in Kiro Grifols to 90%, acquiring 40% for EUR 12.8 million. The Mondragon Corporation controls the remaining 10%. Kiro Grifols is a technology company that develops automation systems for the hospital sector, in particular, instruments and devices to automate and monitor key steps in hospital processes, especially in the hospital pharmacy. In this way, the system improves the safety of both patients and health professionals while delivering increased process efficiency. Grifols currently offers the Kiro® Oncology system, which automates the preparation of intravenous chemotherapy medication and thus minimizes the risk involved for healthcare professionals in contact with these products. As part of the transaction, Kiro Grifols and the Mondragon Corporation extended their production and supply agreement for certain quantities of the Kiro® Oncology hardware component. 18

GRIFOLS, S.A. AND SUBSIDIARY COMPANIES Consolidated Directors’ Report 6.-CONSOLIDATED STATEMENT OF NON-FINANCIAL INFORMATION Grifols S.A. as the parent company of the group defines the corporate policies regarding non-financial information reflected in this report. The consolidated statement of non-financial information included in this section 6 includes the information related to Grifols, S.A. as a legal entity. THE GRIFOLS BUSINESS MODEL Grifols advocates a vertically integrated business model to enable maximum involvement and control in the different phases of the value chain. In the case of the Bioscience Division, Grifols exercises complete control over the entire value chain. This entails managing all of the division’s strategic operations and processes, starting with the collection of plasma as a raw material through its own network of plasma donation centers to the final products. Plasma proteins are specialty medicines that require long, complex and thorough production cycles to guarantee its quality and safety. Grifols’ tight control of the entire chain offers the added value of full product traceability. Grifols controls all of the strategic activities and processes involved in the Diagnostic Division value chain, including the development, production and commercialization of its products. In 2017, the company integrated the share of the NAT donor-screening unit acquired from Hologic, a key partner in the development of NAT-technology-based tests and diagnostics. The acquisition has further reinforced the division’s control over its production processes. The Diagnostic Division’s business model is built on complete control over the value chain and on a diversification strategy that includes the distribution and commercialization of third-party products. These products enhance the division’s product portfolio and offer complementary solutions to the primary diagnostics fields. The company also exercises complete control over strategic activities of the Hospital Division’s value chain, including the development, production and commercialization of its products and services. RISKS AND UNCERTAINTIES Grifols’ risk management applies to all the companies of the group, including investees, and contemplates all types of risk, including fiscal risk. From a general viewpoint, a risk is considered any threat that an event, action, or omission may prevent Grifols from reaching its objectives. The risk factors that affect Grifols are contemplated, on a general basis, in its risk control and management policy 9. Among them: - Regulatory risks arising from regulatory changes made by regulators, or from changes in social, environmental or tax regulations; Market risks, which include the exposure of Grifols’ results and net worth to changes in market prices and variables, such as exchange rates, interest rates, prices of raw materials, prices of financial assets, and others; Credit risks, related to the possibility of a counterparty failing to perform its contractual obligations, thus causing an economic or financial loss to Grifols; Business risks, defined as the uncertainty regarding the performance of key variables inherent in the Grifols’ business, such as the characteristics of demand, the supply of raw materials, and the introduction of new products into the market; Operational risks related to direct or indirect economic losses resulting from inadequate internal procedures, technical failures, human error, or because of certain external events. Operational risks also include legal risks and fraud, and those related to information technologies and cybersecurity. - - - - 9 http://www.grifols.com/documents/10180/14422120/risk-control-and-management-policy-2017-en/aa73d203-0950-46df-970b-494cb610f5a7 19

GRIFOLS, S.A. AND SUBSIDIARY COMPANIES Consolidated Directors’ Report -Reputational risks which include the potential negative impact resulting from changes in the perception of Grifols among various stakeholders. Grifols, at the date of preparation of these consolidated financial statements, has taken the necessary measures to mitigate any possible effects arising from the aforementioned events. The overriding objective of the company’s risk control and management policy is to instill greater confidence in the achievement of Grifols objectives among patients, donors, employees, shareholders, customers, vendors and other stakeholders, through the anticipation, control and management of the risks. The risk control and management policy is further developed and supplemented by specific risk policies. The Board of Directors of Grifols is responsible for approving the risk control and management policy. The company's Audit Committee supervises the efficiency of the risk control and management system and reviews it periodically. The Internal Audit Department helps the Audit Committee in these functions. The company’s top management is responsible for risk management, for identifying and evaluating significant risks, and how to respond to these. In considering its response, the management of Grifols assesses the effects on the business as well as expected costs and benefits. The risk control and management system is based on the following principles: Establishment of a risk appetite framework, with the levels of risk the company deems acceptable. These levels of risk are consistent with the Grifols objectives; Leadership of management , who will provide the necessary resources; Integration in management processes, especially those related to strategy and planning; Segregation of duties between the business areas and the areas of supervision and assurance; Comprehensive and harmonized management, so that all risks are managed through a common process for identification, assessment and treatment; Continuous improvement through periodic reviews of the suitability and efficiency of applying the system and the best practices and recommendations in the area of risks. • • • • • • Through its rules and procedures of control and risk management, Grifols aims to develop a rigorous and constructive control framework in which all employees understand their functions and obligations. Article 5 of the consolidated financial statements, included in the annex, outlines the policy for control and management of the principal risks of the company. Grifols risk control and management policy is also available on Grifols’ corporate website . GRIFOLS CORPORATE RESPONSIBILITY The objectives and guidelines outlined by the Grifols Corporate Responsibility Policy are founded on integrity and transparency; compliance with regulations and prevention of unlawful conduct; commitment to the environment; health and safety; and social commitment. Grifols Corporate Responsibility Policy is inspired by Grifols corporate values, which shape our identity as an organization, underpin our actions and manifest our commitment to stakeholders. Grifols has carried out a materiality analysis as a means to identify the most relevant economic, environmental and social impacts of the group’s value chain and its influence on stakeholders’ decisions. This information is updated annually and reported in the Grifols’ Corporate Responsibility Report. The reporting framework to report on the non-financial information is the sustainability reporting standards of the Global Reporting Initiative (GRI). The full report is available for download on the corporate website at http://www.grifols.com. 20

GRIFOLS, S.A. AND SUBSIDIARY COMPANIES Consolidated Directors’ Report • Value creation and distribution The 2017 fiscal year was also remarkable in terms of value creation. Grifols increased its total created value-added to EUR 4,328 million, which it distributed to meet corporate commitments with its stakeholders. Among them were the more than EUR 35 million in community investments; EUR 768 million in employee compensation; EUR 317 million allocated to financial creditors; EUR 218 million to pay shareholder dividends; and over EUR 680 million in taxes including those paid on behalf third parties. • Human Resources The Grifols workforce increased 23%, compared to the previous year, to 18,300 employees in 2017. The number of employees in Spain continued its upward trend, growing by 6.3% compared to 2016, to 3,649 jobs at the close of 2017. Also of note is the 29% growth in the United States, where the company has incorporated more than 3,100 employees. Meanwhile, the Grifols workforce in the ROW (rest of the world) grew by 10%. 98% of employees have permanent contracts. In terms of diversity, Grifols workforce is gender balanced. Women comprise 57% of the Grifols employees, while men the remaining 43%, evidencing the company’s ongoing efforts to promote gender equality. Gender diversity is also present at the Board of Directors, where 31% are female. This representation already surpasses the 2020 CNMV recommended level. The average seniority of Grifols employees is 5.7 years and the average age is 37.8 years. The majority of the labor force (58.4%) is less than 40 years old. Grifols places great importance on promoting diversity and inclusion in the workplace. The company takes immense pride in its diversified talent pool and commitment to maintaining an environment free of discrimination and harassment regardless of race, religion, nationality, gender, disability, sexual orientation, age or any other reason. Grifols promotes an equal-opportunity policy for all members of the organization with regard to hiring, training, compensation, promotion and professional development based on attitudes and aptitudes. As a result of its firm commitment to its talent pool, Grifols was distinguished among the best 500 global companies to work for by Forbes magazine. The mention of Grifols on this worldwide ranking confirms its status as an exceptional global employer and a staunch advocate of workplace diversity. Training and talent development Continuous training and development form the cornerstones of Grifols’ human resources efforts. The company promotes talent management and employee retention through an equal pay policy, promotion, professional development and the implementation of specific technical-scientific training, as well as the development of business and managerial competencies. The company organizes training, career development and competency programs for its various employee groups through its academies, namely the Grifols Academy of Plasmapheresis, the Grifols Academy and the Grifols Academy of Immunohematology. Of note are the employee programs for new hires; employee performance review programs; and the five-year leadership program designed for the company’s mid-and top-level managers throughout the world. The company also reinforced its programs on technical training and standards on specific issues, such as good management practices (GMP), the equality plan and compliance, among others. In 2017 Grifols professional development initiatives exceeded 590,000 hours and an average of more than 36 training hours per employee. 21

GRIFOLS, S.A. AND SUBSIDIARY COMPANIES Consolidated Directors’ Report Occupational health and safety Grifols Health and Safety Policy strive to constantly apply the strictest health, safety and risk prevention criteria in the workplace. Occupational health and safety activities are systematically carried out in accordance with the Occupational Health and Safety Plan included in the management program. Moreover, this policy guarantees that all the group’s companies and collaborating companies comply with the regulations, rules and provisions applicable in each different country according to the national legislation and also in compliance with Grifols own safety standards. Grifols Health and Safety management system is grounded on a process of continuous improvement. Among its areas of activity are the adequate definition of the management objectives for each company; the continuous monitoring of prevention planning; and the application of active and reactive controls to evaluate the effectiveness of the system and active participation of the management of each company. The company continuously monitors the accident rate in its centers as part of its on-going monitoring of health and safety issues. In addition, it has a prevention department that provides services to the entire group. The accident rate has fallen in 2017, mainly due to its reduction in Spain. During the year, a greater number of safety inspections were carried out. The rate corresponding to 2017 will be updated in the Corporate Responsibility Report. A new behavior-based safety program has been designed which will be implemented in the United States and Spain during 2018. The program frames the issue of safety from a team-leadership perspective and seeks a proactive and collaborative approach between workers and managers to determine safer work processes. Occupational safety and health training remains an indispensable tool. In 2017, 94,293 hours (68,909 hours in 2016) were allocated to training in Health and Safety and the Environment, which means an average of 5.9 hours of training per employee (4.9 hours per employee in 2016). In Spain, Grifols work centers are OHSAS 18.001: 2007 certified. International subsidiaries have established their own individual systems in line with corporate policies and adapted to each country. • Environmental management Environmental management is one of the pillars of the group’s corporate responsibility. It is supported by the tenets of the Environmental Policy, approved by the company. Grifols ensures solid environmental management by integrating the applicable environmental regulations into its manufacturing methods and other organizational processes, starting in the design phase. Moreover, it fosters employee training on environmental conservation within its areas of responsibility as well as pinpointing new areas for improvement. Investments in environmental assets in 2017 for the protection of the environment, including those related to waste, water cycle and atmospheric emissions and energy have amounted to EUR 8.5 million and the expenses attributed to environmental management have been EUR 13.6 million. In 2017, the total consumption of the group’s production facilities10 of its three divisions in Spain, the United States and Ireland were as follows: Water consumption: 2,675,000m3 Electrical consumption: 292 million kWh Natural gas consumption: 376 million kWh • • • 10 Includes Grifols plants in U.S (Los Angeles, Emeryville and Clayton), Spain (Barcelona and Murcia) and Ireland (Dublin), integrated in the three divisions. 22

GRIFOLS, S.A. AND SUBSIDIARY COMPANIES Consolidated Directors’ Report 2017-2019 Environmental Program: Objectives The main objectives outlined in 2017-2019 Environmental Program include reducing the annual consumption of electricity, natural gas and water in the group’s production centers, as well as improving waste management and increasing its recovery. Notable progress has been made during its first year of implementation10. Below are the main objectives set as well as some of the actions developed or in process: Electricity: 8.3 million kWh reduction in consumption in both existing and newly constructed buildings Highlight: Eco-efficient systems installed in new fractionation and dosage buildings in the North Carolina industrial complex. • • Natural gas: •19.7 million kWh reduction in consumption in existing installations •Highlight: Comprehensive maintenance carried out on the cogeneration engines that produce electricity for the Bioscience Division in Barcelona complex and the increase in energy efficiency in steam generation used in the manufacturing processes of these installations. Water: • • 265,000 m3 reduction in consumption New installations consider the company’s environmental requirements and objectives from the initial planning stages. Enhanced waste management treatment in the group’s various production plants: • 450-ton annual reduction in the volume of waste. Significant progress has been made on the zero-waste-to-landfill project underway in the Bioscience Division’s North Carolina complex. The office building at this location has also implemented the use of eco-friendly cleaning products for its office building, evidence of Grifols’ commitment to protecting the environment in all of its activities. • 270-ton annual increase in waste recovery. The company recycled 95% of waste generated during the construction of the Bioscience Division’s new office building in North Carolina and has made further progress to increase recycling in the cafeterias and kitchen installations in its Spanish facilities. As in 2016, all of the aforementioned objectives are tied to concrete targets, human resources, economic resources and deadlines. Renewable energy Grifols main production plants consumed 4.4 million of kWh renewable energies in 2017. Between 2017 and 2018, the company is carrying out energy audits in its plants in Spain and the U.S. to detect and implement potential energy-efficiency improvements. Furthermore, a feasibility study was executed in the Emeryville installations to install solar panels in some of the buildings. Climate change Every year, Grifols takes part in the Carbon Disclosure Project (CDP), a program that evaluates companies’ organizational strategy and performance with regard to climate change. The CDP2016 participant questionnaire, presented in June 2017, gave Grifols the same “B management” mark as in the previous year. This level indicates that Grifols is taking effective measures to reduce its carbon emissions, that it measures and manages its carbon footprint, and that it develops a strategy and policy to implement actions that reduce the adverse environmental effects of climate change. Also carried out was a verification of scopes I and II, which include direct and indirect emissions associated with the energy consumption of Grifols. 23

GRIFOLS, S.A. AND SUBSIDIARY COMPANIES Consolidated Directors’ Report Certifications Grifols’ environmental management program is certified according to ISO 14001. This certification assures the identification and compliance with all applicable environmental legislation; the identification of the environmental aspects of the company’s processes and products and the implementation of measures for pollution prevention. The Spanish companies are certified since 2004 and Grifols Clayton plant is ISO 14001-certified since 2016. The company continues its efforts to obtain ISO certification for its other plants. In 2017, Grifols focused on implementing ISO 14001:2015 in the Diagnostic Division’s Emeryville plant. It has also initiated proceedings to obtain the certification in the Bioscience Division’s plant in Los Angeles, creating the Grifols Biologicals Environmental Committee to this end. As of to date, over half of the total Grifols production is manufactured in ISO 14001 certified plants. • Committed to Transparency Grifols has corporate policies in place on corporate responsibility, communication with financial market participants, tax compliance and best practices, and an internal code of conduct for matters relating to stock markets. All of these policies have been approved by Grifols’ Board of Directors and published on the corporate website. One of the key areas of focus in transparency in 2017 relates to interactions and transfers of value with healthcare professionals and institutions in the sector. Industry interactions with the medical profession have a profound and positive impact on patient treatment and the company’s ongoing research efforts. Grifols voluntarily adopted the practices defined in the new European Federation of Pharmaceutical Industries and Associations (EFPIA) Disclosure Code on 2015. In 2017, for the second consecutive year, the company disclosed all of its payments and transfers of value made to healthcare professionals and healthcare organizations in 33 countries, including Spain, over the 2016 reporting period. Although the EFPIA disclosure code applies to medicines, Grifols expanded its scope to include transfers unrelated to medications and to its three main divisions: Bioscience, Diagnostic and Hospital. Grifols applies this policy of transparency in the United States as stipulated by the Centers for Medicaid and Medicare Services (CMS). The company plans on its implementation in other countries including Australia and Japan. • Anti-Corruption Policy Grifols Anti-Corruption Policy defines the standards of conduct, not only for management and employees, but also for others who collaborate in the company’s day-to-day operations. Grifols employs several review processes to pursue compliance, involving local management teams of Grifols subsidiaries and other management team members. An International Compliance Review Board (ICRB) has been established to oversee and evaluate the implementation and effectiveness of Grifols policies and procedures related to the current and ongoing compliance with applicable anti-corruption laws. Grifols Anti-Corruption Policy is accessible to all employees through its corporate website. Moreover, the company delivers specific training to employees and governance body members who are more likely to observe instances of corruption. To ensure compliance with the company’s anti-corruption policies and procedures, Grifols business partners must go through a thorough process of due diligence prior to the authorization or undertaking of a commercial transaction. 24

GRIFOLS, S.A. AND SUBSIDIARY COMPANIES Consolidated Directors’ Report • Committed to Society Grifols commitment to society encompasses patients, donor communities, the scientific and medical communities, clients, employees and local communities. One of the highlights of 2017 was the donation of 140 million international units of blood clotting factors to the World Federation of Hemophilia (WFH) Humanitarian Aid Program. The donation was the company's most significant contribution to the WFH Humanitarian Aid Program to date. According to the WFH, the donation will secure a projected average of 10,300 doses to treat approximately 6,000 patients per year in developing countries worldwide through 2021, where access to adequate treatment is often lacking or absent. Grifols also continued its support of the John. W. Walsh Research Fund with a USD 1 million award. Founded in 1995, the foundation funds research projects aimed at improving the health and wellbeing of patients afflicted with Alpha-1 Antitrypsin Deficiency. The company also channels its social commitment through the Fundació Víctor Grífols and the Fundación Probitas. • Human Rights The respect for an individual's dignity and the rights inherent to them are an essential requirement for Grifols, whose mission is to improve the health of people around the world. This principle also guides Grifols’ commitment to support and foster the wellbeing in the communities where it operates. For this reason, Grifols' ethical code governs the conduct of employees and collaborators, promoting the strictest compliance of applicable legislation in all its activities and operations. This commitment includes advocating and respecting human rights. Grifols also offers formal channels available for all employees and third parties to anonymously report any possible case of incompliance or misconduct. 7. - ACQUISITION AND DISPOSAL OF TREASURY SHARES The treasury share operations executed in the 2017 fiscal year are outlined in the consolidated annual report enclosed to this report. 8. - SUBSEQUENT EVENTS • Acquisition of a 51% stake in the U.S. technology firm MedKeeper Following the close of the fiscal year, Grifols reinforced its Hospital Division by acquiring a 51% stake in the technology firm MedKeeper for USD 98 million. MedKeeper is a technology firm that develops and markets mobile and web-based technology solutions for the management of hospital pharmacies. Its PharmacyKeeper product portfolio includes solutions to improve efficiency and safety of processes, as well as enhanced compliance and communication throughout the value chain. The acquisition complements Grifols’ Pharmatech line and enhances its presence in the U.S. market. 25

GRIFOLS, S.A. AND SUBSIDIARY COMPANIES Consolidated Directors’ Report 9. - EXPECTED EVOLUTION FOR THE GROUP In 2017, Raimon Grífols Roura and Víctor Grífols Deu concluded their first year as the top executives of Grifols, maintaining its path of growth and consolidation as a solid, diversified and profitable company. Grifols also finalized its 2013-2017 strategic plan, focused on making the company of one of the most efficient and competitive of the sector. The company’s performance, in both qualitative and quantitative terms, confirms its on-going progress and expansion as defined by its strategic growth plan. From a leadership and management point of view, the company continues its trend of solid, progressive and sustainable development. Grifols also defined its 2018-2022 plan, which aims to reinforce its role as a global company that explores, drives and capitalizes its acquired know-how and innovation potential to continue improving patient care and support of healthcare professionals through a keen focus on the technology, safety and efficiency of its divisions. The company maintains its strategy of sustainable growth. The main basis of the road map for the next five years are: innovation, where Grifols will continue to work on the development of a differentiated product portfolio; a focus on the client to respond to patient and health professional needs; advancement in the global expansion of the company, retaining the United States as a priority market; an increase in company growth, both organic and via acquisitions, where enhanced competitiveness will continue to play a pivotal role; and a firm policy of human resources oriented toward talent retention and recruitment and the continuous training of the Grifols professionals. 10. - CORPORATE GOVERNANCE ANNUAL REPORT Grifols Corporate Governance Annual Report for 2017 is part of this Consolidated Directors’ Report. It is available on the Grifols corporate website and at the Comisión Nacional del Mercado de Valores (Spanish Stock Exchange Commission) from the date of publication of Grifols consolidated financial statements. Section E of the aforementioned report includes an analysis of the company's risk controls and management systems, and section F includes details of the internal control and risk management systems in relation to the financial information issuing process (“SCIIF”). 26

GRIFOLS, S.A. AND SUBSIDIARY COMPANIES

Consolidated Directors' Report

ANEXO - NON-GAAP MEASURES RECONCILIATION

Reconciliation between recurring and reported Income Statement and EBITDA and Adjusted EBITDA:

PROFIT AND LOSS ACCOUNT

In thousands of euros	2017 Recurrent P&L	Non-recurring items	2017 Reported P&L	2016 Recurrent P&L [4]	%Var 2017 Recurrent vs 2016 Recurrent
NET REVENUE (NR)	**4,318,073**		**4,318,073**	**4,049,830**	**6.6%**
COST OF SALES	(2,164,762)	*(1,300)* [1]	(2,166,062)	(2,137,539)	1.3%
GROSS MARGIN	**2,153,311**	***(1,300)***	**2,152,011**	**1,912,291**	**12.6%**
% NR	*49.9%*		*49.8%*	*47.2%*	
R&D	(223,742)	(64,578) [2]	(288,320)	(197,617)	13.2%
SG&A	(839,480)	(20,868) [1]	(860,348)	(775,266)	8.3%
OPERATING EXPENSES	*(1,063,222)*	*(85,446)*	*(1,148,668)*	*(972,883)*	*9.3%*
OPERATING RESULT (EBIT)	**1,090,089**	***(86,746)***	**1,003,343**	**939,408**	**16.0%**
% NR	*25.2%*		*23.2%*	*23.2%*	
FINANCIAL RESULT	(269,251)	(18,483) [2]	(287,734)	(233,589)	15.3%
SHARE OF RESULTS OF EQUITY ACCOUNTED INVESTEES	(14,051)	(5,836) [2]	(19,887)	6,933	(302.7%)
PROFIT BEFORE TAX	**806,787**	***(111,065)***	**695,722**	**712,752**	**13.2%**
% NR	*18.7%*		*16.1%*	*17.6%*	
INCOME TAX EXPENSE	(220,236)	185,828 [3]	(34,408)	(168,209)	30.9%
% OF PRE-TAX INCOME	*27.3%*		*4.9%*	*23.6%*	
CONSOLIDATED PROFIT	**586,551**	***74,763***	**661,314**	**544,543**	**7.7%**
RESULT ATTRIBUTABLE TO NON-CONTROLLING INTERESTS	(1,386)		(1,386)	(913)	51.8%
GROUP PROFIT	**587,937**	***74,763***	**662,700**	**545,456**	**7.8%**
% NR	*13.6%*		*15.3%*	*13.5%*	
NON-RECURRING ITEMS	74,763	(74,763)	0		
REPORTED GROUP PROFIT	**662,700**		**662,700**	**545,456**	**21.5%**
% NR	*15.3%*		*15.3%*	*13.5%*	
DEPRECIATION & AMORTIZATION	215,490		215,490	201,869	6.7%
EBITDA	**1,305,579**	**(86,746)**	**1,218,833**	**1,141,277**	**14.4%**
% NR	*30.2%*		*28.2%*	*28.2%*	

[1] Non-recurring items related to the Hologic acquisition

[2] Non-recurring items related to the Aradigm assets reassessment

[3] Non-recurring impact of the U.S. tax reform and tax related to other non-recurring items

[4] As per 2016 P&L reported

27

GRIFOLS, S.A. AND SUBSIDIARY COMPANIES
Consolidated Directors' Report

Net Revenues reported by division at constant currency:

In thousands of euros	12M 2017	12M 2016	% Var
REPORTED NET REVENUES	4,318,073	4,049,830	6.6%
VARIATION DUE TO EXCHANGE RATE EFFECTS	25,122		
NET REVENUES AT CONSTANT CURRENCY	**4,343,195**	**4,049,830**	**7.2%**

In thousands of euros	12M 2017	12M 2016	% Var
REPORTED BIOSCIENCE NET REVENUES	3,429,785	3,195,424	7.3%
VARIATION DUE TO EXCHANGE RATE EFFECTS	17,757		
REPORTED BIOSCIENCE NET REVENUES AT CONSTANT CURRENCY	**3,447,542**	**3,195,424**	**7.9%**

In thousands of euros	12M 2017	12M 2016	% Var
REPORTED DIAGNOSTIC NET REVENUES	732,369	691,701	5.9%
VARIATION DUE TO EXCHANGE RATE EFFECTS	6,092		
REPORTED DIAGNOSTIC NET REVENUES AT CONSTANT CURRENCY	**738,461**	**691,701**	**6.8%**

In thousands of euros	12M 2017	12M 2016	% Var
REPORTED HOSPITAL NET REVENUES	105,649	102,251	3.3%
VARIATION DUE TO EXCHANGE RATE EFFECTS	23		
REPORTED HOSPITAL NET REVENUES AT CONSTANT CURRENCY	**105,672**	**102,251**	**3.3%**

In thousands of euros	12M 2017	12M 2016	% Var
REPORTED BIO SUPPLIES NET REVENUES	66,791	57,239	16.7%
VARIATION DUE TO EXCHANGE RATE EFFECTS	780		
REPORTED BIO SUPPLIES NET REVENUES AT CONSTANT CURRENCY	**67,571**	**57,239**	**18.1%**

In thousands of euros	12M 2017	12M 2016	% Var
REPORTED OTHERS NET REVENUES	18,263	34,601	(47.2%)
VARIATION DUE TO EXCHANGE RATE EFFECTS	622		
REPORTED OTHERS NET REVENUES AT CONSTANT CURRENCY	**18,885**	**34,601**	**(45.4%)**

In thousands of euros	12M 2017	12M 2016	% Var
REPORTED INTERSEGMENTS NET REVENUES	(34,784)	(31,386)	10.8%
VARIATION DUE TO EXCHANGE RATE EFFECTS	(152)		
REPORTED INTERSEGMENTS NET REVENUES AT CONSTANT CURRENCY	**(34,936)**	**(31,386)**	**11.3%**

28

GRIFOLS, S.A. AND SUBSIDIARY COMPANIES
Consolidated Directors' Report

Net Revenues reported by region at constant currency:

In thousands of euros	12M 2017	12M 2016	% Var
REPORTED U.S. + CANADA NET REVENUES	2,896,505	2,707,579	7.0%
VARIATION DUE TO EXCHANGE RATE EFFECTS	18,476		
U.S. + CANADA NET REVENUES AT CONSTANT CURRENCY	**2,914,981**	**2,707,579**	**7.7%**

In thousands of euros	12M 2017	12M 2016	% Var
REPORTED EU NET REVENUES	686,983	651,496	5.4%
VARIATION DUE TO EXCHANGE RATE EFFECTS	3,063		
EU NET REVENUES AT CONSTANT CURRENCY	**690,046**	**651,496**	**5.9%**

In thousands of euros	12M 2017	12M 2016	% Var
REPORTED ROW NET REVENUES	734,585	690,755	6.3%
VARIATION DUE TO EXCHANGE RATE EFFECTS	3,582		
ROW NET REVENUES AT CONSTANT CURRENCY	**738,167**	**690,755**	**6.9%**

Reconciliation of Other figures:

In millions of euros	12M 2017	12M 2016	% Var
R&D RECURRENT EXPENSES IN P&L	223.2	197.6	
R&D CAPITALIZED	43.3	21.9	
R&D DEPRECIATION & AMORTIZATION & WRITE OFFS	-14.7	-6.2	
R&D CAPEX FIXED ASSETS	3.4	4.5	
R&D EXTERNAL	11.0	2.2	
R&D NET INVESTMENT	**266.3**	**220.0**	**21.0%**

In thousands of euros	12M 2017	12M 2016	% Var
PP&E ADDITIONS	260,347	263,588	
SOFTWARE ADDITIONS	19,626	18,919	
INTEREST CAPITALIZED	(8,839)	(14,020)	
CAPEX	**271,134**	**268,487**	**1.0%**

In millions of euros except ratio	12M 2017	12M 2016
NET FINANCIAL DEBT	5,170.4	4,047.1
EBITDA ADJUSTED	1,305.6	1,141.3
LEVERAGE RATIO	**3.96 x**	**3.55 x**

29

GRIFOLS, S.A. AND SUBSIDIARIES (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) At their meeting held on 23 February 2018, pursuant to legal requirements, the Directors of Grifols, S.A. authorised for issue the consolidated annual accounts and consolidated directors’ report for the period from 1 January 2017 to 31 December 2017. The consolidated annual certification. accounts comprise the documents that precede this Victor Grifols Roura (signed) President – Board member Víctor Grifols Deu (signed) Co-Chairman Raimon Grifols Roura (signed) Co-Chairman Carina Szpilka Lázaro (signed) Board member Tomás Dagà Gelabert (signed) Board member Thomas Glanzmann (signed) Board member Iñigo Sánchez-Asiaín Mardone (signed) Board member Anna Veiga Lluch Luis Isasi Fernández de Bobadilla (signed) Board member (signed) Board member Steven F. Mayer Belen Villalonga Morenés (signed) Board member Marla E. Salmon (signed) Board member (signed) Board member Ramón Riera Roca Nuria Martín Barnés (signed) Board Member (signed) Secretary to the Board

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date:  February 28, 2018